Annex 2

Resolution of the Peruvian Deputy Superintendency of the Securities Market (SMV)

No. 012-2021-SMV/11

Lima, March 5, 2021

Summary: Impose a fine of 300 UIT on Credicorp LTD. for committing a very serious infraction as defined in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulations approved by CONASEV Resolution No. 055-2001-EF/94.10; and impose a fine of 210 UIT on Credicorp LTD. for committing a very serious infraction as defined in subsection 1.5, numeral 1 of Annex I of the Sanctions Regulations approved by CONASEV Resolution No. 055-2001-EF/94.10, as amended by SMV Resolution No. 006-2012-SMV/01.

Administrative Party: Credicorp LTD.

Subject: Administrative Sanctions Procedure

File No.: 2019048270

The Deputy Superintendent of Market Conduct Supervision

HAVING REVIEWED:

Administrative File No. 2019048270 and Report No. 17-2021-SMV/11.2 (hereinafter, “the Report”) issued by the General Directorate of Market Conduct Compliance (IGCC) of the Deputy Superintendency of Market Conduct Supervision (SASCM);

Considering:

I.	Function and Competence of the SASCM

1.
The administrative file No. 2019048270 contains the documentation and information related to an Administrative Sanctions Procedure (“ASP”), brought to the attention of the SASCM in accordance with its supervisory role and its sanctioning authority established in the Consolidated Single Text of its Organic Law, Decree Law No. 26126 (“LOSMV”), and in the Securities Market Law, Legislative Decree No. 861 (“LMV”).

Additionally, it is governed by the Sanctions Regulations approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and its amendments, in force at the time the events occurred, as well as Articles 42 and 43 of the SMV’s Organization and Functions Regulations (ROF‑SMV), approved by Supreme Decree No. 216‑2011‑EF.

Under this framework, the SASCM is the entity empowered to impose first‑instance administrative sanctions for infractions within its jurisdiction and must therefore review and resolve the present ASP. It should also be noted that the SASCM has the authority to impose corrective measures aimed at reversing the situation caused by the commission of the infraction.1

1 In this Resolution, emphasis, underlining, and boxed text have been added for the purpose of facilitating the reading of certain sections.

2.
That, regarding the nature of the charges formulated in the present PAS and the respective types of infractions, these must be evaluated by two (02) administrative instances, in accordance with Article 11 of the Sanctions Regulation, in force at the date the events occurred, and with the provisions of item 26 of Article 12 of the ROF‑SMV, which establish that the Superintendent of the Securities Market resolves the appeals against the resolutions issued in the first administrative instance by the Deputy Superintendent of Market Conducts of the SASCM, with the exception of single‑instance proceedings;

II. Facts, charges and defenses of the Administered Party

2.1 Facts

3.
That, according to the charges formulated, it was determined that Credicorp LTD. (hereinafter, the Issuer) maintained a conduct of withholding information that affected market transparency, information regarding its decision to make cash contributions to the political party FUERZA 2011 and to the agreement of its Executive Committee by which it resolved to contribute to the political party PERUANOS POR EL KAMBIO, acts that occurred during the campaigns to elect the President of the Republic of Peru and the members of the Congress of the Republic in the years 2011 and 2016, respectively;

2.2 Charges

4.
That, as a result thereof, through Official Letter No. 6143‑2019‑SMV/11.2 of November 27, 2019 (hereinafter, the Charges Letter), charges were brought against the Issuer for having engaged in conduct that would have affected the transparency of the securities market. The charges formulated were:

A. FIRST CHARGE: THE ISSUER ENGAGED IN CONDUCT THAT WOULD HAVE AFFECTED THE TRANSPARENCY OF THE SECURITIES MARKET BY FAILING TO DISCLOSE RELEVANT INFORMATION TO THE MARKET REGARDING THE CASH CONTRIBUTIONS MADE BY THE ISSUER TO THE POLITICAL PARTY FUERZA 2011 DURING THE 2011 PRESIDENTIAL CAMPAIGN[2]

5.	That, in this regard, the charge is based on the following:

1.
In the information released by the Issuer between November 18 and 21, 2019, it was made public for the first time that the Issuer had made cash contributions totaling US$ 3.65 million to the political party Fuerza 2011 for the 2011 presidential campaign (hereinafter, THE 2011 INFORMATION).

2.
THE 2011 INFORMATION was disclosed by the Issuer as a result of its Chairman of the Board, Mr. Dionisio Romero Paoletti (hereinafter, Mr. Romero), being summoned to testify as a witness in a criminal investigation. Indeed, as the Issuer itself has disclosed, the Chairman of the Board appeared to testify before the Public Prosecutor’s Office on November 18, 2019.[3]

2 The underlining and boxed highlights are additions.
3 The underlining and boxed highlights are additions.

3.
The statements made before the Public Prosecutor’s Office were ratified that same November 18, 2019 through a communication made by Mr. Romero, in his capacity as Chairman of the Board, to his employees. This communication was published on the Issuer’s official Twitter account (@CredicorpGroup). Likewise, the Issuer reported on the matter through a Press Release entitled “Credicorp Ltd. Chairman Testifies in Government Investigation,” on its website (http://www.credicorpnet.com) (https://credicorp.gcs-web.com/newsreleases/news-release-details/credicorp-ltd-chairman-testifies-governmentinvestigation) Translator’s Note: The hyperlink included in the original document is no longer available.

4.
In addition to the foregoing, Mr. Romero’s statement before the Public Prosecutor’s Office on November 18, 2019 was also made known through publication in the newspaper El Comercio, in its November 19, 2019 edition. See the following links:
https://elcomercio.pe/politica/justicia/lea-el-testimonio-completo-de-dionisio-romero-paoletti-sobre-aportes-a-keiko-fujimori-noticia/ and https://es.scribd.com/document/435717148/Declaracion-de-Dionisio-Romero-Paoletti#download&from embed.

5.
It should be noted that the Issuer only disclosed THE 2011 INFORMATION as a result of the summons to render testimony before the Public Prosecutor’s Office; that is, the information was provided in an interrogation to which Mr. Romero had been summoned, making evident the non‑disclosure or concealment of THE 2011 INFORMATION to the market.

6.
THE 2011 INFORMATION, by its nature, had the capacity to significantly influence investors’ decisions regarding the Issuer’s securities and therefore should have been disclosed, since it could have generated an impact on the market for such securities.

It should be noted that, although it does not correspond to the time when the information should have been disclosed, indicators have been observed showing that THE 2011 INFORMATION, even when disclosed belatedly, years later, has still had the capacity to significantly influence the market for the Issuer’s common shares, despite the fact that in the days following the disclosure the price recovered, but not to the same levels prior to the disclosure of THE 2011 INFORMATION.

In this regard, the following graph is presented:

Elaboration IGCC. Source: Bloomberg

On November 19, 2019 (the day after Mr. Romero’s letter was disseminated via Twitter on November 18, 2019, and the publication of the Press Release on the Issuer’s website on November 18, 2019), it was observed that during the first hour of trading on the New York Stock Exchange (NYSE), the Issuer’s common stock (BAP) experienced a drop of up to 2.46%, while on the Lima Stock Exchange (BVL) it registered a 2.0% decline compared to the previous day’s closing price, reaching a minimum price of US$ 205.6 and US$ 205.9, respectively.

Although the stock price recovered in the following hours, the BAP share closed that day lower, at US$ 208.19 on the NYSE and US$ 206.62 on the BVL, representing a decline of -1.25% and -1.61%, respectively.

7.
On another note, it should be indicated that the Issuer is a specialized issuer that is familiar with the securities market regulations to which it is subject, which are of mandatory compliance, particularly those directly related to information transparency. This is even more relevant considering the size of the corporation, the business lines or companies within the economic group it controls, and the number of its shareholders.[4] Likewise, it should be noted that the Issuer is listed not only on the local exchange but also on the NYSE, one of the most important stock exchanges worldwide. Therefore, it is aware that it is obligated to communicate its information to the SMV and to the securities market in a truthful, sufficient, and timely manner. Additionally, the Issuer has the capacity to assess which information is relevant to an investor.

4 The minority shareholders of the Issuer total approximately 4,939, each with an individual ownership of less than 1.00% and a combined ownership of 8.36%, according to its 2018 Annual Report. https://www.smv.gob.pe/ConsultasP8/temp/Memoria%20Anual%202018%20Credicorp.pdf. Translator’s Note: The hyperlink included in the original document is no longer available.
The pension funds — which comprise 7,194,639 affiliates and are administered by the Pension Fund Administrators (AFPs) — jointly hold approximately 3.05% of the shares issued by Credicorp as of May 30, 2019, according to a report from the Superintendency of Banking, Insurance and AFPs (SBS) for that date.
http://www.sbs.gob.pe/app/stats_net/stats/EstadisticaBoletinEstadistico.aspx?p=54#

8.
The cash contributions totaling US$ 3.65 million to the political party Fuerza 2011 constitute relevant information that should have been made known to the securities market, especially considering the significant amount of the contribution, which was material not only due to the amount but also due to Mr. Romero’s own statement, when, via Twitter on November 18, 2019, he expressed: “Thus, between late 2010 and 2011, at different moments of both rounds of the electoral process, Credicorp Ltd. made several contributions to Fuerza 2011 totaling US$ 3.65 million. It was, without a doubt, an exceptional figure that is explained in the context of the equally exceptional threat of chavismo.” (Emphasis added)

9.
The lack of disclosure became evident when THE 2011 INFORMATION was disseminated to the market as a result of Mr. Romero, the Issuer’s Chairman of the Board, appearing before the Public Prosecutor’s Office to testify in the corresponding criminal investigation.

10.
Accordingly, the foregoing would demonstrate a clear intent not to disclose and to conceal THE 2011 INFORMATION, and that such conduct only ceased with the communication of the material event on November 21, 2019, following a request from the SMV. Consequently, a permanent infraction appears to have been committed, related to the concealment of relevant information, thereby affecting the transparency of the securities market—a legal interest protected by securities market regulations.[5]

11.
Without prejudice to the foregoing, it is necessary to note that when an issuer fails to comply with its information obligations and affects transparency, a series of consequences are generated, such as harm to investors, reflected in their inability to access relevant information that could have influenced their investment decisions.

12.	In sum, the Issuer has demonstrated conduct that would have undermined the transparency of the securities market by failing to disclose THE 2011 INFORMATION. This conduct of concealing such information, which constitutes a permanent infraction, only ceased with the disclosure of the corresponding material event.[6]

13.
Furthermore, independent of the facts forming the basis of the charges, it is appropriate to mention that the Issuer has corporate policies—disseminated to the market—reflecting self‑regulatory principles that are inconsistent with the facts that were not disclosed in a timely manner.

By way of illustration, the following is noted:

A. The 2009 Code of Ethics, in section 4.5 — Improper Payments — under Section 4 — Conflicts of Interest — stated:
“It is strictly prohibited to offer or pay any remuneration or compensation of this kind to domestic or foreign public officials, political parties, or candidates for political office on behalf or representation of the Corporation.”

5 The highlights and underlining are additions.

6 The boxed highlight is an addition.

B. The 2011 Code of Ethics (Registry 4205.010.08) in its numeral 17 of Section I — Act with integrity, respect and transparency — (Title B – Principles) stated: “All our members respect the appropriate use of the tangible and intangible assets of our organization and are responsible for using them efficiently.”

C. The 2011 Code of Ethics in numeral 16 of Section I — Act with integrity, respect and transparency — (Title B – Principles) stated:“Every employee and member of the Board of Directors is a representative of our organization; therefore, they are committed to conduct themselves within the limits established by the laws, regulations, bylaws, codes, policies, and procedures pertinent to our corporation, and to reflect an image of respect toward others both inside and outside the organization.”

D. The 2014 Code of Ethics in numeral 17 of Section I — Act with integrity, respect and transparency — (Title B – Principles) stated:“All our members respect the appropriate use of the tangible and intangible assets of our organization and are responsible for using them efficiently.”

E. The 2014 Code of Ethics in numeral 16 of Section I — Act with integrity, respect and transparency — (Title B – Principles) stated:“Every employee and member of the Board of Directors is a representative of our organization; therefore, they are committed to conduct themselves within the limits established by the laws, regulations, bylaws, codes, policies, and procedures pertinent to our corporation, and to reflect an image of respect toward others both inside and outside the organization.”

F. The Report on Compliance with the Principles of Good Corporate Governance for Peruvian Companies corresponding to fiscal year 2012 states that the Issuer’s Corporate Governance Committee was created on June 23, 2010, and was chaired by Mr. Romero. One of the functions of this Committee was to propose Good Corporate Governance Practices to the Board of Directors as well as their implementation.

G. In the Report on Compliance with the Principles of Good Corporate Governance for Peruvian Companies corresponding to fiscal year 2011 — Board Responsibilities — Principle 14 (V.D.4), the Issuer declares that its Board fully complies (rating of 4) with: “Monitoring and controlling possible conflicts of interest between management, board members, and shareholders, including fraudulent use of corporate assets and abusive related‑party transactions.”

In subsequent Reports for 2012 and 2013, an identical statement is made regarding the Board’s responsibility.

H. In the Reports on Compliance with the Corporate Governance Code for Peruvian Companies corresponding to fiscal years 2014, 2015, 2016, 2017 and 2018, regarding Board Functions (Principle 16: Functions of the Board — Question III.4(d)), the Issuer declares that its Board does have the function:“To oversee corporate governance practices and establish the policies and measures necessary for their improved application.”

6.
That, within this framework, Article 1 of the LMV provides that:
“The purpose of this law is to promote the orderly development and transparency of the securities market, as well as the adequate protection of the investor (…)”. In accordance with the second paragraph of this article, the LMV applies to issuers;

7.
That, furthermore, Article 10 of the LMV establishes that: “All information that, pursuant to this law, must be submitted to CONASEV, to the exchange, to the entities responsible for centralized mechanisms, or to investors, shall be truthful, sufficient, and timely. Once the information is received by these institutions, it must be immediately made available to the public”;[7]

8.
That, the failure to comply with or the non‑observance of the aforementioned provision is classified in item 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10,[8] in force at the beginning of the commission of the infraction, which establishes that a very serious infraction is constituted by:
“Engaging in any act, omission, practice or conduct that undermines the integrity or transparency of the market.”[9]

9.
That, in accordance with Article 20 of the Sanctions Regulation, approved by Resolution No. 055‑2001‑EF/94.10 and in force at the beginning of the commission of the infraction, such infraction is sanctioned with a fine of no less than fifty (50) UIT and up to three hundred (300) UIT;[10]

B. SECOND CHARGE: THE ISSUER ENGAGED IN CONDUCT THAT WOULD HAVE AFFECTED THE TRANSPARENCY OF THE SECURITIES MARKET BY FAILING TO DISCLOSE RELEVANT INFORMATION TO THE MARKET REGARDING THE ISSUER’S AGREEMENT TO MAKE, THROUGH ITS SUBSIDIARIES, CONTRIBUTIONS TO THE POLITICAL PARTY PERUANOS POR EL KAMBIO DURING THE 2016 PRESIDENTIAL CAMPAIGN

10.	That, in this regard, the charge is based on the following:

1.
In the information disseminated by the Issuer between November 18 and 21, 2019, it was made public for the first time that the Issuer, through its Executive Committee, had agreed to make contributions in 2016 totaling one hundred eighty (180) UIT to the political party Peruanos por el Kambio, which were channeled through its subsidiaries — Banco de Crédito del Perú (hereinafter, BCP), Mibanco Banco de la Microempresa S.A. (hereinafter, MIBANCO), and Pacífico Compañía de Seguros y Reaseguros (hereinafter, PACÍFICO) — each of which contributed sixty (60) UIT (hereinafter, THE 2016 AGREEMENT). According to indications submitted by the General Directorate of Market Conduct Supervision (hereinafter, IGSC), it has been determined that THE 2016 AGREEMENT was adopted at the meeting held on March 2, 2016.

7 The highlight and underlining are additions
8 By means of SMV Resolution No. 006‑2012‑SMV/01, in force since April 17, 2012, subsection 1.6 of numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, was amended, replacing this subsection with subsection 1.5 while maintaining the same wording of the infraction type. Likewise, through SMV Resolution No. 028‑2016‑SMV/01, the aforementioned subsection 1.5 was amended, keeping the same wording of the infraction type and adding an additional scenario.
9 The underlining and boxed text are additions.
10 Through Law No. 30050, in force since June 26, 2013, Article 343 of the Securities Market Law (LMV) was amended, establishing that the maximum fine for very serious infractions is increased from 300 to 700 UIT.

2.
THE 2016 AGREEMENT was disseminated by the Issuer itself as a result of its Chairman of the Board being summoned to testify as a witness in a criminal investigation. Indeed, as disclosed by the Issuer, the Chairman of the Board appeared before the Public Prosecutor’s Office on November 18, 2019.[11]

3.
The statements made before the Public Prosecutor’s Office were ratified that same November 18, 2019, through a communication made by Mr. Romero, Chairman of the Board, to his employees, reporting the contributions made by the Issuer’s subsidiaries. This communication was disseminated through the Issuer’s official Twitter account (@CredicorpGroup).

4.	This statement to the Prosecutor’s Office also became known through publication in the newspaper El Comercio, in its November 19, 2019 edition.

See: https://elcomercio.pe/politica/justicia/lea-el-testimoniocompleto-de-dionisio-romero-paoletti-sobre-aportes-a-keiko-fujimori-noticia/. Translator’s Note: The hyperlink included in the original document is no longer available.
and https://es.scribd.com/document/435717148/Declaracion-de-Dionisio-Romero-Paoletti#download&from embed.

5.
In addition to the above, in an interview to El Comercio on November 19, 2019, Mr. Romero confirmed the contributions made to the political campaign of the Peruanos por el Kambio Party by the Issuer’s subsidiaries.

See: https://elcomercio.pe/politica/justicia/dionisio-romero-paoletti-que-el-chavismo-no-tomara-el-control-del-pais-era-suficiente-para-nosotros-noticia/

6.
It should be noted that the Issuer only revealed THE 2016 AGREEMENT as a consequence of testimony given before the Public Prosecutor’s Office, that is, during an interrogation to which Mr. Romero was summoned, thereby implicating the Issuer through such declaration and making evident the non‑disclosure or concealment of THE 2016 AGREEMENT from the market.

7.
THE 2016 AGREEMENT, by its nature, had the capacity to significantly influence investors’ decisions regarding the Issuer’s securities and those of its subsidiaries, and therefore should have been disclosed, since it could have generated an impact on the market for the Issuer’s securities.

11 The highlights and underlining are additions.

8.
Moreover, it must be indicated that this refers to a specialized issuer that is familiar with the securities market regulations to which it is subject, which are mandatory, particularly those directly related to information transparency, even more so considering the size of the corporation, the business lines or entities within the economic group it controls, and the number of its shareholders.

Likewise, it should be noted that the Issuer is listed not only on the local exchange but also on the NYSE, one of the most important stock exchanges internationally; therefore, it is aware that it must communicate its information to the SMV and to the securities market in a truthful, sufficient, and timely manner. Moreover, the Issuer has the capacity to determine which information is relevant for investors.

9.
THE 2016 AGREEMENT constitutes relevant information that should have been disclosed to the securities market, particularly considering that the agreement was material insofar as it involved corporate decisions by the parent company affecting its subsidiaries, which were obligated to make contributions to the political party PERUANOS POR EL KAMBIO.

The lack of disclosure became evident when THE 2016 AGREEMENT was disseminated to the market as a result of Mr. Romero, Chairman of the Board, appearing before the Public Prosecutor’s Office to testify in the corresponding criminal investigation.

10.
Accordingly, the foregoing would demonstrate a clear intent not to disclose THE 2016 AGREEMENT to the securities market, and that such conduct only ceased with the communication of the material event on November 21, 2019, following a request. Consequently, a permanent infraction appears to have been committed, related to the concealment of relevant information, thereby affecting the transparency of the securities market—a legal interest protected by securities market regulations.[12]

11.
Without prejudice to the foregoing, it is necessary to point out that the issuer’s failure to comply with its information obligations and the resulting impact on transparency generate various consequences, including harm to investors, who are prevented from accessing relevant information that could have influenced their investment decisions.

12.
In sum, the Issuer has demonstrated conduct that would have affected the transparency of the securities market by failing to disclose THE 2016 AGREEMENT. This conduct of concealing such information, which constitutes a permanent infraction, only ceased with its disclosure through the corresponding material event.[13]

13.
Furthermore, independent of the facts forming the basis of the charges, it is pertinent to note that the Issuer disseminates to the market certain documents containing corporate policies adopted under its self‑regulation framework, which are inconsistent with the Issuer’s conduct of concealing and maintaining concealed the information underlying the charges.

12 The emphasis, underlining and boxed highlights are additions
13 The emphasis, underlining and boxed highlights are additions

By way of illustration, the following is noted:

A. In the Report on Compliance with the Principles of Good Corporate Governance for Peruvian Companies corresponding to fiscal year 2012, it is mentioned that the Issuer’s Corporate Governance Committee was created on June 23, 2010, and was chaired by Mr. Romero. One of the functions of this Committee was to propose Good Corporate Governance Practices to the Board of Directors as well as their implementation.

B. The 2014 Code of Ethics, in numeral 17 of Section I — Act with integrity, respect and transparency — (Title B, Principles), stated that: “All our members respect the appropriate use of the tangible and intangible assets of our organization and are responsible for using them efficiently.”

C. The 2014 Code of Ethics, in numeral 16 of Section I — Act with integrity, respect and transparency — (Title B, Principles), stated that: “Every employee and member of the Board of Directors is a representative of our organization; therefore, they are committed to conducting themselves within the limits established by the laws, regulations, bylaws, codes, policies and procedures of our corporation, and to reflecting an image of respect toward others both inside and outside the organization.”

D. In the Reports on Compliance with the Corporate Governance Code for Peruvian Companies corresponding to fiscal years 2014, 2015, 2016, 2017 and 2018, regarding Board Functions (Principle 16: Functions of the Board — Question III.4(d)), the Issuer declares that its Board indeed has the function of: “Supervising corporate governance practices and establishing the policies and measures necessary for their improved application.”

11.
That, within this framework, Article 1 of the LMV provides that: “The purpose of this law is to promote the orderly development and transparency of the securities market, as well as the adequate protection of the investor (…).” In accordance with the second paragraph of this article, the LMV applies to issuers;

12.
That, furthermore, Article 10 of the LMV establishes that: “All information that, pursuant to this law, must be submitted to CONASEV, to the exchange, to the entities responsible for centralized mechanisms or to investors, shall be truthful, sufficient and timely. Once the information is received by these institutions, it must be immediately made available to the public”;

13.
That, the failure to comply with or the non‑observance of the aforementioned provision is classified in item 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the beginning of the commission of the infraction, which establishes that a very serious infraction is constituted by:
“Engaging in any act, omission, practice or conduct that undermines the integrity or transparency of the market”;[14]

14 The emphasis, underlining and boxed highlights are additions

14.
That, in accordance with Article 20 of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by Superintendent Resolution No. 101‑2013‑SMV/02, in force at the beginning of the commission of the infraction, such infraction is sanctioned with a fine of no less than fifty (50) UIT and up to seven hundred (700) UIT, or exclusion of the security from the RPMV;

2.3 Defenses

15.
That, before submitting its defenses, the Issuer, through a communication dated January 6, 2020, requested an extension of the deadline to submit them. This extension was granted by the IGCC through Official Letter No. 64‑2020‑SMV/11.2;

16.
That, on January 20, 2020, the Issuer submitted its defenses, consisting of an introductory section (pages 1 to 9 of its defenses), where it states that it was not obligated to disclose the cash contributions totaling US$ 3.65 million to the political party FUERZA 2011 during the 2011 presidential campaign (THE 2011 INFORMATION), nor the Executive Committee’s agreement to make contributions totaling one hundred eighty (180) UIT through its subsidiaries BCP, MIBANCO, and PACÍFICO to the political party PERUANOS POR EL KAMBIO during the 2016 presidential campaign (THE 2016 AGREEMENT) (numeral 1.2); that there was no intention to conceal material information (numeral 1.3); improper classification — violation of principles of administrative sanctioning law (numeral 1.4); prescription of the first charge (numeral 1.5); and a final reflection (numeral 1.6); arguments which it further develops based on the alleged improper classification;[15]

17.
That, in the last paragraph of page 9 of its defenses, the Issuer states that it will develop the common grounds of its defense regarding both the first and second charges, as well as the specific grounds for each charge. Consequently, the order of the defenses presented will be followed;

18.	That, the analysis and evaluation of each of the arguments presented by the Issuer is undertaken, and the defenses and documentary evidence submitted are fully included in the case file;

A. COMMON DEFENSES REGARDING THE 2011 INFORMATION AND THE 2016 AGREEMENT

1. IMPROPER CLASSIFICATION

Regarding this challenge, the Issuer argues that: “The conduct attributed to Credicorp is the failure to timely disclose to the market the 2011 Information and the 2016 Agreement, information considered material by the administration and, consequently, required to be disclosed as a material event. As such, the specific infraction applicable to this conduct is that established in numerals 2.14 of Annex 1 of the Sanctions Regulation in force in 2011, and of the Sanctions Regulation in force in 2016, which classify as a ‘serious’ infraction the ‘failure to disclose material events that have significant impact on the market.’However, the SMV seeks to classify Credicorp under the infraction typified in numeral 1.6 of Annex 1 of the Sanctions Regulation in force in 2011 and the infraction typified in numeral 1.5 of numeral 1 of Annex I of the Sanctions Regulation in force in 2016, consisting of ‘engaging in any act, omission, practice or conduct that undermines the integrity or transparency of the market, or that qualifies as market abuse under the applicable regulation,’ which are classified as ‘very serious.’ Under such classification, the First Charge would be sanctioned with a fine greater than fifty (50) UIT and up to three hundred (300) UIT, and the Second Charge with a fine greater than fifty (50) UIT and up to seven hundred (700) UIT or exclusion of the security from the RPMV.”16

15 The highlight and underlining are additions.
16 The highlight and underlining are additions.

The Issuer adds that: “Given the existence of a specific type that precisely describes the conduct in question, it is not legally permissible to apply a generic type associated with a higher sanction. This is legally inadmissible and constitutes a violation of the Principle of Legality, the Principle of Specificity, and the Principle of Due Administrative Procedure.”17

2. THE CONDUCT ATTRIBUTED

The Issuer argues that: “According to the Charges Letter, the conduct attributed to us is the failure to disclose such information at the time the contributions were made to the political party Fuerza 2011: ‘The 2011 Information by its nature had the capacity to significantly influence investors’ decisions regarding Credicorp’s securities, and therefore should have been disclosed, since it could have generated an impact on the market for said securities.”

The Issuer further specifies that: “For the SMV, the 2011 Information constituted information that met the materiality requirements set forth in the LMV and the Regulation on Material Events, in the sense that, as stated in the Charges Letter, ‘it had the capacity to significantly influence investors’ decisions regarding Credicorp’s securities, and therefore should have been disclosed.”

The Issuer adds that: “The SMV also indicates that, given that this information was disclosed by our company only in November 2019, ‘it was disclosed belatedly.’ Moreover, in the Charges Letter, the SMV expressly states that the alleged conduct ‘ceased upon the disclosure of the material event on November 21, 2019.’ Thus, it is evident that what we are being accused of is the failure to timely disclose the 2011 Contributions as a material event.”18

The Issuer continues: “With respect to the Second Charge, in the Charges Letter, the SMV refers to the ‘2016 Agreement’ as the agreement of Credicorp’s Executive Committee, adopted at its meeting of March 2, 2016, through which Credicorp would have approved contributions in 2016 totaling one hundred eighty (180) UIT to the political party Peruanos Por el Kambio, with each Subsidiary contributing sixty (60) UIT. According to the Charges Letter, the conduct attributed to us is the failure to disclose THE 2016 AGREEMENT when it was adopted: ‘THE 2016 AGREEMENT by its nature had the capacity to significantly influence investors’ decisions regarding Credicorp’s securities and those of its subsidiaries, and therefore should have been disclosed, since it could have generated an impact on the market for Credicorp’s securities.’ Likewise, according to the Charges Letter, the conduct attributed in the Second Charge ‘ceased only upon the disclosure of the material event on November 21, 2019,’ which demonstrates that what is being attributed to us in this case is also the failure to timely disclose a material event.”19

17 The highlight and underlining are additions.
18 The emphasis and underlining are additions.
19 The emphasis and underlining are additions.

3. LEGAL BASIS OF THE DISCLOSURE OBLIGATION

Regarding this matter, the Issuer states that: “If the SMV considers that the 2011 Information and THE 2016 AGREEMENT should have been disclosed to the market by Credicorp, this implies that the authority understands that such events have the nature of material events, and that Credicorp should have complied with the obligation contained in Article 28 of the LMV regarding them.”

The Issuer adds that “This is why, in the Charges Letter, it is repeatedly stated that such information possessed materiality — which is precisely the characteristic that defines material events — and therefore had to be disclosed (…)”.

Likewise, the Issuer states that: “This is also why, with respect to both the First Charge and the Second Charge, the Charges Letter expressly states that the alleged conduct ceased when the 2011 and 2016 electoral contributions were disclosed through our material event communication dated November 21, 2019. If, in the SMV’s view, the alleged conduct ceased upon the disclosure of the material event, it is evident that the conduct in question was the failure to disclose a material event.”

The Issuer also notes that: “The IGCC initiated this administrative sanctioning proceeding based on the indication reports submitted by the General Directorate of Market Conduct Supervision through Memorandum No. 4365‑2019‑SMV/11.1 of November 22, 2019, and Memorandum No. 4804‑2019‑SMV/11.1 of December 20, 2019. Both expressly refer to ‘indications of an alleged failure by Credicorp to disclose material events.”

The Issuer maintains that: “It is clear that the conduct attributed corresponds to a failure to comply with the obligation to disclose material events, as established in Article 28 of the LMV and the Regulation on Material Events. This makes the alleged infraction a ‘serious’ one (and not a ‘very serious’ one), and in the case of the 2011 Information, prescription has already taken place. This is the effect of applying the Principle of Legality. One must not forget that the administration is unavoidably bound, obligated, and limited by the Principle of Legality, which acts precisely as a limit on the State’s powers and authorities: ‘Administrative authorities must act in accordance with the Constitution, the law, and the legal system, within the powers granted to them and in accordance with the purposes for which such powers were conferred.’”[20]

The Issuer further states that: “In the Charges Letter, it is asserted that the obligation allegedly breached by Credicorp would be that established in Article 10 of the LMV. However, that article does not establish any obligation to disclose; it merely regulates the quality of the information that must be presented when there is an obligation to disclose.”

20 The emphasis, underlining and box highlight are additions.

In this regard, the Issuer specifies that: “As is clear from its own text, Article 10 of the LMV does not establish an independent obligation to disclose relevant facts. What it does is simply qualify the timeliness and quality of the information that must be provided to the market when the obligation to disclose already exists; that is, it qualifies the quality of the information an issuer must provide when there is a disclosure obligation. But such obligation arises from Article 28 of the LMV, which governs material events. If what our company allegedly did improperly was fail to disclose the 2011 Information or THE 2016 AGREEMENT, as the SMV repeatedly states in the Charges Letter, then the obligation allegedly breached would have been that established in Article 28 of the LMV (obligation to disclose material events) and not Article 10 of the LMV, which relates to the quality of the information that must be presented by an issuer.”

The Issuer concludes that: “For all these reasons, it is absolutely clear that the conduct attributed corresponds to the specific infraction type provided in numerals 2.14 of Annex 1 of the Sanctions Regulation in force in 2011 and Annex 1 of the Sanctions Regulation in force in 2016, which classify as a ‘serious’ infraction the ‘failure to disclose material events that have significant impact on the market,’ and not to the infraction typified in numeral 1.6 of Annex 1 of the Sanctions Regulation in force in 2011 nor the infraction typified in numeral 1.5 of Annex 1 of the Sanctions Regulation in force in 2016, consisting of ‘engaging in any act, omission, practice or conduct that undermines the integrity or transparency of the market, or that qualifies as market abuse under the applicable regulations’ (which are classified as ‘very serious’ infractions).”

4. THE ALLEGED INTENT TO CONCEAL DOES NOT CHANGE THE INFRACTION

The Issuer states that: “In the Charges Letter, it is repeatedly stated that Credicorp would have had the intention not to disclose and to conceal the 2011 Information and THE 2016 AGREEMENT.”

It then argues that: “Apparently, the SMV relies on that consideration to assert that the applicable infraction is the one consisting of ‘engaging in any act, omission, practice or conduct that undermines the integrity or transparency of the market, or that qualifies as market abuse,’ rather than the specific infraction of ‘failing to disclose material events that have significant impact on the market,’ which is the one that truly corresponds.”

The Issuer also argues that: “We have demonstrated that Credicorp did not intend to conceal relevant information. However, even assuming, for the sake of argument, that such intent existed, that element does not justify changing the classification of the infraction. At most, it could be relevant as a criterion for determining the sanction. Thus, even assuming for the sake of argument that what is stated in the Charges Letter is true — that Credicorp intended not to disclose and to conceal the 2011 Information and THE 2016 AGREEMENT — this would not mean that our company committed a different and more serious infraction than that of failing to disclose a material event of significant relevance. It would simply mean that there is an element of intent that the SMV could consider for purposes of sanction gradation, within the limits established by law.”[21]

21 The emphasis, underlining and box highlight are additions.

Under this reasoning, the Issuer further states: “(…) the fact that, in the SMV’s view, the failure to disclose the relevant information affected market transparency does not convert the alleged infraction into a different one. As the SMV acknowledges in its Charges Letter, all securities market regulations aim to achieve market transparency, which is the legally protected interest underlying the entire securities regulatory framework. And it is precisely the obligation to disclose material events (‘mandatory disclosure’) that constitutes one of the most important mechanisms for achieving such a purpose.”

In that sense, the Issuer asserts that: “(…) in sanctioning prior cases involving failure to disclose significantly relevant information — even when such failure was intentional — the SMV has not attempted to create a new infraction or to classify the conduct under the generic and more serious infraction of undermining market transparency. Rather, it has remained within the legal framework by applying the specific infraction for failing to disclose material events that have significant impact on the market.”

The Issuer adds that: “Textil Piura failed to disclose, as a material event, the shutdown of its production plant since November 2016 and a commitment to sell assets in the third quarter of 2017, which, according to Resolution 033‑2019, ‘should have been disclosed at the time it occurred,’ and that even as of the date of said resolution, the issuer had not disclosed the material event despite repeated requests from the SMV. In that case, the issuer clearly had a deliberate intention to ‘not disclose and conceal’ the material information the SMV required it to disclose. However, that deliberate concealment did not result in the SMV applying a more serious infraction type than the specific legal type applicable in all such cases: ‘failure to disclose material events that have significant impact on the market,’ as provided in numeral 2.14 of Annex 1 of the Sanctions Regulation in force at the time of the events.”

Furthermore, the Issuer states that: “The existence or non‑existence of intent on the part of the issuer in committing the infraction of failing to disclose information is not relevant for the classification of the infraction, since the infraction is constituted merely by failing to comply with the obligation to disclose material events established in Article 28 of the LMV. Whether there was intent or not is irrelevant to the existence of the infraction. Intent is only relevant for purposes of determining the sanction (sanction criteria), once the existence of the infraction and its classification have been established.”[22]

The Issuer indicates that: “The foregoing has been affirmed by the SMV in prior resolutions. For example, in Deputy Superintendency Resolution SMV No. 062‑2013‑SMV/11, the SMV stated that ‘regarding the existence or non‑existence of culpability on the part of the infringer, it must be noted that issuers of securities registered in the RPMV are aware of their obligations to submit information to the securities market pursuant to Article 28 of the LMV and applicable regulations; even more so considering that, through circular letters, the SMV has reminded issuers registered in said registry of their obligations to submit information, as well as the deadlines for submitting financial information and disclosing material events, which must be submitted, among others, in a timely manner.”

22 The emphasis, underlining and box highlight are additions.

Similarly, the Issuer asserts that: “Likewise, in Deputy Superintendency Resolution SMV No. 056‑2016‑MV/11, the SMV, in evaluating whether the issuer had committed the infraction related to the failure to disclose material events, did not consider the issuer’s argument that ‘there was no intention to conceal in this case.’ Regarding that request, the SMV noted the following: ‘In this regard, the evaluation of such arguments related to the seriousness of the harm and intent is undertaken in Section V: Determination of the Sanction of the resolution, where the corresponding criteria are analyzed.’ In this way, the element of intent is only taken into account for purposes of sanction gradation, but never influences the classification of the infraction.”23

Finally, the Issuer states that: “As we have stated previously, the conduct attributed to Credicorp is the failure to timely disclose, as a material event, the 2011 Information and THE 2016 AGREEMENT. Therefore, the specific infraction applicable to such conduct is that provided in numeral 2.14 of Annex 1 of the Sanctions Regulation in force in 2011 and numeral 2.14 of Annex 1 of the Sanctions Regulation in force in 2016, which classify as a ‘serious infraction’ the ‘failure to disclose material events that have significant impact on the market.’ In the Charges Letter, the SMV has attributed to Credicorp a generic infraction type, associated with more severe sanctions, which violates Due Administrative Procedure insofar as it fails to comply with the principles of Administrative Sanctioning Law, as explained below.”

At this point in its defenses, the Issuer refers to the principles of Specificity, Legality, Predictability, and Due Administrative Procedure.

5. ALLEGED VIOLATION OF THE PRINCIPLES OF ADMINISTRATIVE SANCTIONING LAW

The Issuer argues that: “According to constitutional jurisprudence, the principles of Administrative Sanctioning Law — such as the Principle of Legality and the Principle of Specificity — apply not only to Criminal Law but also to Administrative Law when the State is exercising its sanctioning power.” To this end, it explains that, according to the Constitutional Tribunal (TC), the principles of Criminal Law are fundamental principles of Administrative Sanctioning Law. Accordingly, the Issuer describes the content of the Principle of Specificity and the Principle of Legality, which are the principles it emphasizes.

Violation of the Principles of Specificity and Legality

Regarding the Principle of Specificity, the Issuer cites Verónica Vergaray and Hugo Gómez Apac, who state that: “Specificity (…) is the legal description of a specific conduct (the factual assumption) to which an administrative sanction will be linked. Consequently,” the Issuer asserts that administrative entities“may only sanction conduct previously classified as unlawful, through rules that clearly and specifically describe the infringing factual assumption and the applicable sanction.”

The Issuer likewise cites the Constitutional Tribunal (Judgment of May 24, 2010, Case No. 00197‑2010‑PA/TC, Legal Basis No. 6), which states that:
“The sub‑principle of specificity or exhaustiveness constitutes one of the manifestations or materializations of the Principle of Legality regarding the limits imposed on the criminal or administrative legislator, insofar as the prohibitions that define sanctions — whether criminal or administrative — must be drafted with a sufficient level of precision so that any citizen may easily understand what is being prohibited under threat of sanction in a given legal provision.”

23 The highlight and underlining are additions.

The Issuer adds that: “In this regard, for the State to be able to sanction administered parties, it is required that the specific conduct subject to sanction be duly typified — clearly and precisely — in the law. Likewise, the sanction that may be imposed must be that specifically provided for such concrete conduct.”

The Issuer states that: “In the present case, the legal framework has established a specific typification for the conduct attributed to Credicorp, which is contemplated in numerals 2.14 of Annex 1 of the Sanctions Regulation in force in 2011 and in Annex 1 of the Sanctions Regulation in force in 2016 (‘Failure to disclose material events that have significant impact on the market’), and not in numeral 1.6 of Annex 1 of the Sanctions Regulation in force in 2011 nor in numeral 1.5 of Annex 1 of the Sanctions Regulation in force in 2016, as erroneously argued in the Charges Letter. Therefore, the infraction type invoked does not accurately correspond to the conduct attributed to Credicorp, and, for this reason, the Principle of Specificity established in the Consolidated Text of the General Administrative Procedure Law — Law No. 27444, approved by Supreme Decree No. 004‑2019‑JUS (‘LPAG’) — is not observed.”

The Issuer further notes that: “It must be borne in mind that the Principle of Specificity is materialized, among other concepts, in the Principle of Speciality, which has decisive argumentative weight in Criminal Law and is perfectly transferable and applicable to Administrative Law. According to this principle, when the same conduct can fall within two different infraction types, the most specific infraction type must be applied.”

To support the Principle of Speciality, the Issuer cites Professor Günter Jakobs, whose work elaborates on the notion of concurrence of laws. The Issuer quotes the author as follows: “The method to avoid repeated valuation consists in applying only that offense category — with its corresponding legal consequences — that regulates the specific case in the most comprehensive context. This method is based on the hermeneutic principle that, ceteris paribus, an expression with richer content reflects the speaker’s will more precisely than one with poorer content (lex specialis derogat legi generali).” For this reason, the Issuer asserts:“Speciality is the clearest way in which the primacy of the law is manifested.”

The Issuer then cites the scholar Hurtado Pozo, who states: “The relationship of speciality between two provisions occurs when one of them (the special law) describes an action, while the other (the general law) describes a broader one that encompasses the former. Therefore, any action encompassed by the special law is also encompassed by the general law, but not vice versa. In other words, all the typical characteristics of one legal type (provided in the general law) are contained in another legal type (provided in the special law), which contains, in addition, one or more different specifications. Through the enactment of special norms, the legislator seeks to enhance criminal repression.”

Based on these citations, the Issuer concludes that: “In the presence of a concurrence of laws, the special rule must be applied over the general one, as it regulates the infraction more precisely and comprehensively. If the conduct subject to attribution can be subsumed under two criminal types — or two administrative infraction types — the special rule must prevail.”

Furthermore, in support of the Principle of Speciality, the Issuer cites a Supreme Court ruling (Appeal for Annulment No. 743‑2018/Lima), in which the Court held:

•
“4.5 It is clear that the factual scenario is a single one, in which an apparent concurrence of criminal norms arises. Apparent concurrence of laws occurs when, in appearance, two or more criminal types could apply to a given act; however, a rule derived from the legal system allows determining that the conduct fits within one of the types under apparent concurrence.”

•	“4.6 (…) applying the principle of speciality, the defendants cannot be charged with two different conducts regarding the same act which, due to speciality, fits the type of computer‑related crime.”

•
“4.7 Consequently, applying the principle of apparent concurrence of laws, the conduct must be subsumed, as it is more specific, under the offense of attack against the integrity of computer data and not under the offense of generic falsification, given that the former encompasses the totality of the criminal act by virtue of being a special rule.”

Based on the foregoing ruling, the Issuer asserts that: “The criterion applied by the Supreme Court requires the application of the Principle of Speciality when choosing the applicable type in qualifying the conduct. Therefore, the authority must evaluate whether a specific infraction type exists for the conduct.”

Finally, the Issuer states that: “Based on the reasoning set forth in the Charges Letter, the appropriate classification would have been that provided in numerals 2.14 of Annex 1 of the Sanctions Regulation in force in 2011 and Annex 1 of the Sanctions Regulation in force in 2016. However, the Charges Letter has chosen to classify Credicorp under a more generic infraction type, associated with higher sanctions, which does not align with or correspond to the reasoning developed within the Charges Letter itself, thus violating the Principle of Speciality.”

The Issuer concludes that: “Therefore, given that the Charges Letter has improperly classified the alleged infringing conduct attributed to Credicorp, the legal procedure described in numeral 3 of Article 254.1 of the LPAG has not been followed, and any sanction imposed on the basis of such improper classification would be contrary to the fundamental principles of Administrative Sanctioning Law and consequently void, infringing the provisions of numeral 1.1 of Article IV of the Preliminary Title of the LPAG, which states that ‘administrative authorities must act in accordance with the Constitution, the law, and the legal system, within the powers granted to them and in accordance with the purposes for which such powers were conferred.’”[24]

Violation of the Principle of Predictability

Regarding the Principle of Predictability, the Issuer argues in its defenses that: “(…) the Deputy Superintendency has previously ruled in cases where issuers failed to disclose material events repeatedly and intentionally, and in such cases, the SMV correctly applied the infraction described in item 2.14 of the Sanctions Regulation in force at the time of the alleged events [See: Deputy Superintendency Resolution SMV No. 033‑2019‑SMV/11 of March 12, 2019; Deputy Superintendency Resolution SMV No. 069‑2017‑SMV/11 of September 7, 2017; Deputy Superintendency Resolution SMV No. 064‑2017 of September 12, 2017].”

24 The box highlight is an addition.

The Issuer adds that: [In the aforementioned cases, the Deputy Superintendency did not sanction the companies under item 1.6 (‘engaging in any act, omission, practice, or conduct that undermines the integrity or transparency of the market’), but rather grounded its reasoning on the infraction typified in numeral 2.14 of the Sanctions Regulation in force in 2011, regarding ‘failure to disclose material events that have significant impact on the market.]

The Issuer therefore asserts that: “Consequently, the SMV already has a well‑established criterion — which is correct and consistent with the legal framework — according to which, for conduct such as that attributed in this administrative sanctioning proceeding, the applicable infraction type is that typified in item 2.14 of the aforementioned regulation.”

The Issuer then argues: “Therefore, it is contrary to the Principle of Predictability that the administration abruptly departs from a criterion it has consistently applied over the years and suddenly develops a new infraction type to apply to facts that occurred in 2011 and 2016.”

The Issuer adds that doctrinally, the Principle of Predictability — or legitimate expectation — establishes that: “Administrative actions, acts, and procedures must become increasingly predictable for citizens, so as to generate legitimate confidence and eliminate the risk of uncertainty about how the Administration will act or resolve a situation submitted to it.”

The Issuer further states that: “In the present case, legitimate confidence was generated based on the Deputy Superintendence’s decisions in similar cases, which allowed Credicorp to have prior certainty about the infraction type that could be applicable in its case.”

Finally, the Issuer states that: “If it were legally possible for the SMV to depart from the criterion applied in previous cases — which it is not, due to the application of the Principle of Specificity — the administration would be engaging in discriminatory treatment toward administered parties and, consequently, violating the Principle of Impartiality set forth in numeral 1.5 of Article IV of the Preliminary Title. According to this principle, administrative authorities — including investigative bodies — must act without any discrimination between administered parties, granting them equal treatment and protection in the proceeding, and resolving in accordance with the legal framework and the public interest.”[25]

Violation of the Principle of Due Procedure

With regards to the Principle of Due Procedure, the Issuer states that: “The Charges Letter has violated the Principle of Due Procedure, set forth in numeral 1.2, Article IV of the LPAG, under which administered parties enjoy the rights and guarantees inherent to due administrative procedure. In the present case, the SMV’s incorrect attribution regarding the alleged infringing conduct of our company constitutes a violation of Credicorp’s right of defense. Evidently, this prevents Credicorp from fully exercising its right of defense within the sanctioning proceeding.”

25 The box highlight is an addition.

Accordingly, and in conclusion, the Issuer states that: “In sum, there is an improper typification of the conduct attributed to Credicorp in the Charges Letter. This violates the Principles of Legality, Specificity, Speciality, Predictability, and Due Administrative Procedure. Any sanction the administration seeks to impose based on this improper typification would constitute an unlawful and null act.”

6. ABSENCE OF A SPECIFIC OBLIGATION TO REPORT POLITICAL CONTRIBUTIONS

The Issuer states the following: “Information regarding contributions made by an issuer to a political party does not have special or specific treatment under securities market regulations; that is, such regulations do not specifically require the disclosure of this type of information. Therefore, under securities market regulations, information regarding these types of contributions must be disclosed only if it meets the requirements set forth in Article 28 of the LMV and Articles 3 and 4 of the Regulation on Material Events. Accordingly, only if the information regarding the contributions meets the materiality criterion would the issuer be obligated to disclose it as a material event.”

It also states: “Under Peruvian law, as in many other countries, contributions made by private individuals or entities to political parties are governed by a special electoral regulatory framework, which has its own transparency rules. The electoral system is regulated in Articles 176 and subsequent articles of the Political Constitution of Peru, as well as in other norms such as the Organic Law of Elections (Law No. 26859), the Law of Political Organizations (Law No. 28094), among others.”

The Issuer asserts that the electoral system is independent and special, and that this electoral framework contains its own requirements and transparency rules that differ from those in securities market regulation. The Issuer then states: “…information regarding contributions to political parties has its own disclosure and publicity regime, as well as particular requirements under electoral regulations. ”

It proceeds to summarize the norms regulating political contributions (the Law of Political Organizations and the Regulation on Financing and Supervision of Party Funds), concluding: “…that political parties were required to report, on a semi‑annual basis, a detailed breakdown of contributions classified by each natural or legal person. Therefore, the obligation to report contributions to the ONPE belonged to the political party receiving them, not to the contributors themselves, and consequently, any sanction for non‑compliance fell solely on the political party as the obligated subject.”

Furthermore, the Issuer notes that the ONPE’s website regularly publishes: “…the details of private contributions made in favor of each party, including the identity of each contributor, as well as the supervisory reports issued by the Supervision Department.” It clarifies that it is not its responsibility: “Although it is true that Fuerza 2011 failed to comply with its obligation to report the 2011 Information, such non‑compliance pertained to an obligation of the political party, not Credicorp. Therefore, as determined in the legal opinion issued by Zegarra & Schipper Abogados Consultores, attached as Annex III, a contributor such as Credicorp could not be held responsible for the failure to report such contributions.”[26]

26 The underlining and box highlight are additions.

Finally, the Issuer concludes this section by stating that: “…under the Peruvian legal framework in effect at the time the 2011 Contributions were made, there existed a specific legal system governing the supervision of political party financing, under which the disclosure of such information was channeled and disseminated, regardless of whether such information was material or immaterial for the contributor or political party. Since, as stated, the 2011 Information and THE 2016 AGREEMENT were not material, Credicorp never had an obligation to disclose them as a material event.”

7. SPECIFIC DEFENSES REGARDING THE FIRST CHARGE

7.1. PRESCRIPTION

Regarding prescription, the Issuer reiterates that: “The conduct attributed in the Charges Letter regarding the 2011 Information is the failure to timely disclose to the market the contributions made to the political party Fuerza 2011. As noted, in the Charges Letter the SMV defines the ‘2011 Information’ as: ‘Credicorp had made cash contributions totaling US$ 3.65 million to the political party Fuerza 2011 for the 2011 presidential campaign.’ According to the Charges Letter, the conduct attributed is the failure to disclose such information when the contributions to Fuerza 2011 were made (…)”.

Accordingly, the Issuer argues that: “Although the SMV imputes a different infraction from that of ‘failing to disclose material events that have significant impact on the market,’ typified in numerals 2.14 of Annex I of the Sanctions Regulation in force in 2011 and Annex I of the Sanctions Regulation in force in 2016, the conduct attributed corresponds solely and exclusively to this infraction type.”

To support the argument on prescription, the Issuer states that: “According to Article 7 of the Regulation on Material Events in force in 2011, material events had to be disclosed as soon as possible, and no later than the business day following the date on which the agreement was adopted or the event occurred. Consequently, if an infraction had been committed, it would have occurred within twenty‑four (24) hours after the decision was made or the event occurred.”

Similarly, the Issuer states that: “Considering that the final withdrawal of funds delivered to Mr. Dionisio Romero Paoletti occurred on May 23, 2011, the deadline to disclose such information would have been May 24, 2011. Therefore, assuming —though denied— that such information should have been disclosed as a material event, the alleged non‑compliance would have occurred on May 24, 2011.”[27]

27 The underlining and box highlight are additions.

Therefore, despite the fact that the Charges Letter did not invoke item 2.14, numeral 2 of Annex I of the Sanctions Regulation, the Issuer argues that: “The infraction consisting of ‘failing to disclose material events that have significant impact on the market,’ typified in numeral 2.14 of Annex I of the Sanctions Regulation in force in 2011, is configured instantaneously upon failure to comply with the obligation to disclose material events within the deadline established in the Regulation on Material Events in force in 2011. The ‘failure to disclose a material event’ is an instantaneous infraction both due to its nature and according to the classification determined by the SMV.”28

The Issuer adds: “In an instantaneous infraction, the harm or endangerment of the protected legal interest occurs at a specific moment, at which the infraction is consummated, without generating an ongoing unlawful situation. An ‘instantaneous infraction’ may have lasting effects, but that does not turn it into a ‘permanent infraction.’ The infraction related to the failure to disclose a material event is consummated at the moment the obligation to disclose within the regulatory deadline is breached, regardless of whether the effects persist over time. Therefore, such infraction is instantaneous.”29

The Issuer further adds that “the instantaneous nature of such infraction has been acknowledged in the “Criteria applicable to administrative sanctioning proceedings for non‑compliance with regulations governing the submission of periodic or event‑based information,” (…) In those criteria, the SMV noted that:“The criterion of continuity in the commission of the infraction is not applicable to this type of infraction, since the failure to timely submit periodic or event‑based information constitutes an instantaneous administrative infraction.”[30]

The Issuer also states that: “According to Article 28 of the New Sanctions Regulation, the untimely submission of material events cannot be remedied for purposes of subsection (f) of Article 27 of said Regulation. This provision is consistent with the instantaneous nature of the infraction.”

The Issuer concludes that: “In the hypothetical and denied case that an administrative infraction had been committed, it would not be permanent, but rather instantaneous.”

It adds that: “According to numeral 252.2 of the LPAG, the computation of the prescription period for determining the existence of infractions begins on the day the infraction was committed in the case of instantaneous infractions. Accordingly, the prescription period in the case of the 2011 Contributions would have begun on May 24, 2011. As the applicable prescription period is four (4) years, the authority’s power to determine the existence of the infraction of failing to disclose the 2011 Contributions expired on May 24, 2015.”

Finally, the Issuer states that: “In accordance with the applicable regulations, we respectfully request that the investigating authority order the definitive closure of the sanctioning proceeding with respect to the First Charge concerning the 2011 Information, pursuant to Article 42 of the New Sanctions Regulation.”

7.2. THE 2011 INFORMATION IS NOT MATERIAL

28 The underlining is an addition.
29 The underlining is an addition.
30 The underlining and box highlight are additions.

7.2.1. MATERIALITY IS THE BASIC REQUIREMENT FOR THE DISCLOSURE OBLIGATION

Regarding the argument on materiality, the Issuer states: “As is known, the basic requirement for an issuer to be obligated to disclose a material event is that the information be material in nature. The purpose or intent of securities market regulation is to ensure that investors have access to relevant information in order to make adequately informed investment decisions. Relevance is determined based on the requirement of materiality. Thus, an issuer is not required to disclose all information about itself and the securities it issues, but only that which is material. In this way, with respect to disclosure obligations, the materiality requirement functions as a filter that defines when there is, and when there is not, an obligation to disclose. As Oesterle explains in reference to U.S. federal legislation: ‘Basic doctrine in federal securities law rests on a single word — material. Federal securities statutes, antifraud regulations, and disclosure requirements include that term as an essential qualifier and identifier. Facts or information must be material before a legal obligation to disclose arises.’”

In that regard, the Issuer states that: “In Peru, the materiality requirement is established, at the legal level, in Article 28 of the LMV, which obligates issuers to disclose material events regarding themselves or the securities they issue. The law limits the disclosure obligation to material events, also indicating that ‘the importance of an event is measured by the influence it may have on a reasonable investor in deciding whether to invest in the security.’ Consequently, an issuer is not obligated to disclose facts that lack materiality. Moreover, an issuer has the affirmative obligation to ensure that the material events it discloses are indeed material facts and, therefore, to refrain from disclosing facts that are not material.”

7.2.2. THE LEGAL CONCEPT OF MATERIALITY

Regarding this argument, the Issuer explicitly states: “The concept used in modern comparative law to define materiality originates in the decision of the Supreme Court of the United States in TSC Industries, Inc. v. Northway, Inc. The case concerned whether proxy statements distributed for a shareholders’ meeting had omitted material information. In this regard, the Court stated:

‘[A]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote (…). It does not require proof that disclosure of the omitted fact would have caused the reasonable shareholder to change his vote. What the standard does contemplate is a demonstration that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of a reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.’”

The Issuer then adds: “In Europe, the relevant concept is ‘inside information,’ which triggers issuers’ disclosure obligation under Article 17.1 of the EU Market Abuse Regulation. This concept is defined under numeral 1 of Article 7 of the Market Abuse Regulation as ‘information of a precise nature which has not been made public, relating directly or indirectly to one or more issuers or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the prices of related derivative financial instruments.’”

The Issuer further explains: “Numeral 2 of the same Article 7 adds that, ‘for the purposes of paragraph 1, information shall be deemed to be of a precise nature if it refers to a set of circumstances which exists or may reasonably be expected to come into existence, or to an event which has occurred or may reasonably be expected to occur, where this information is sufficiently specific to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of financial instruments or related derivative financial instruments (…)’.”

After citing these standards, the Issuer states: “Thus, material information is that which, if disclosed, has the capacity to significantly influence the investment decisions of a reasonable investor regarding the relevant securities, or, in other words, that has the capacity to significantly influence the price or liquidity of such securities.”

The Issuer finally refers to Articles 3 and 4 of the Regulation on Material Events, emphasizing that: “The information must have the capacity to influence the investment decisions of a reasonable investor or the liquidity or price of the security; such influence must be significant. Not every fact or data qualifies as a material event. For a fact or information to constitute a material event, the following must be met: It must have the capacity to influence the investment decisions of a reasonable investor or the liquidity or price of the security. Such influence must be significant.”

The Issuer also states: “The significance of the event is not assessed based on political, media‑related, or similar criteria, but exclusively on its impact on the issuer’s business: on its operations, assets, results, financial situation, or general business or commercial position; or on its securities or their offering; as well as on the price or trading of its securities.”[31]

The Issuer adds that the Regulation on Material Events contains an illustrative list of events, acts, agreements, and decisions, noting that: “In this list, political contributions are not included. Nor does any SMV regulation classify political contributions as material events regardless of their materiality, or establish an obligation to disclose them even if they are not material.”

The Issuer concludes this section by stating: “Credicorp was not obligated — indeed, was prohibited by Article 6 of the Regulation on Material Events — from disclosing the 2011 Information as a material event unless it had first determined that such information was material, in accordance with Articles 3 and 4 of the same Regulation. As explained below, the 2011 Information lacked materiality and therefore should not have been disclosed to the market.”

7.2.3. LACK OF MATERIALITY OF THE 2011 INFORMATION

The Issuer states that, according to the Charges Letter, the SMV considers that THE 2011 INFORMATION — the cash contributions totaling US$ 3.65 million to FUERZA 2011 — met the criteria of materiality, and also asserts that its disclosure in November 2019 constituted “belated disclosure.”

Regarding this, the Issuer states: “We respectfully disagree with the position stated in the Charges Letter. In our view, the 2011 Information did not have materiality, and therefore Credicorp had no obligation to disclose it to the market, neither at the time the 2011 Contributions were made nor at any later date.”

31 The box highlight is an addition.

7.2.4. FINANCIAL IMPACT OF THE 2011 CONTRIBUTIONS

Regarding this argument, the Issuer notes that the cash contributions to FUERZA 2011 constituted: “contributions or donations to a political party which, from an economic or financial standpoint, constitute an expense that affects the results of the corresponding fiscal year.”

Based on this, the Issuer argues that the contributions lacked materiality because they were: “an extraordinary expense totaling US$ 3,650,000.00, representing a very small fraction compared to Credicorp’s operations.”

The Issuer further states that the amount of such contributions recorded in Credicorp’s 2010 financial statements: “represented only 0.075% of Credicorp’s total revenues for fiscal year 2010 and 0.157% of total expenses for that year. Likewise, the amount of the 2011 Contributions recorded in Credicorp’s 2011 financial statements represented only 0.073% of total revenues for fiscal year 2011 and 0.159% of total expenses for that same fiscal year.”

Finally, the Issuer states: “From a financial standpoint, materiality is generally determined, at least preliminarily, when the impact of the item in question reaches 5% or more of the issuer’s revenues, expenses, assets, or liabilities, as applicable. In this regard, it is unreasonable to think that information relating to an expense of such small magnitude compared to the volume of our operations, had it been made public, would have had the capacity to significantly influence a reasonable investor’s investment decision regarding Credicorp shares or their liquidity, price, or trading value.”

7.2.5. PROPER ACCOUNTING RECORD OF THE 2011 CONTRIBUTIONS

Regarding this argument, the Issuer states that: “…the expense represented by the 2011 Contributions was duly recorded in Credicorp’s accounting records. Consequently, such expense was reflected in the quarterly and annual results reported by our company both to the New York Stock Exchange and the U.S. Securities and Exchange Commission, as well as in Peru.”

The Issuer further states that: “In this way, the impact of the 2011 Contributions on Credicorp’s results became known to the market through the disclosure of the corresponding interim and annual Financial Statements.”

The Issuer adds that: “Thus, it would be incorrect to consider that there was an omission in disclosing information regarding the 2011 Contributions, or an intention to conceal it, when such contributions were not only non‑material but were duly recorded in the Financial Statements disclosed in the relevant markets.”

7.2.6. THE 2011 CONTRIBUTIONS WERE LAWFUL CONTRIBUTIONS

The Issuer states that: “The 2011 Contributions were donations or contributions made to a political organization registered before the electoral authorities and authorized to receive contributions. In this regard, they did not constitute transactions that, by their nature, could have significantly and negatively affected Credicorp, nor is there any additional element to suggest that their execution could have generated any material contingency for Credicorp that could significantly impact the price or liquidity of its shares or the investment decisions of a reasonable investor.”

In addition, the Issuer cites legal opinions issued by attorneys Diego Zegarra Valdivia, Juan Luis Avendaño Cisneros, and Luis Vargas Valdivia.

Attorney Zegarra states that: “The Law on Political Organizations establishes an institutional framework based on a mixed financing model in which political parties may receive public and private financing, pursuant to Article 9 of said law,”and then adds: “Applying the principle of causality to Article 81 of the Regulation on Financing and Supervision of Party Funds, in conjunction with subsection (c) of Article 36 of the Law on Political Organizations, allows determining that the party responsible for committing the infringing conduct is the political party receiving individual contributions that exceed the maximum limit of 60 UIT.”

Attorney Avendaño states that the cash delivery of the 2011 Contributions did not constitute a violation of Law No. 28094, stating: “As can be seen, the Law did not require cash donations to be made using the Means of Payment established in Article 5 of the same Law. Therefore, it must be concluded that the act of gratuitously transferring money, carried out by your Company in 2010 and 2011, did not need to be executed using the Means of Payment referred to in the General Law.”

Finally, the Issuer concludes: “As has been demonstrated, the 2011 Information did not possess materiality. There is no element indicating that its potential impact on Credicorp’s ‘operations, assets, results, financial situation, or general business or commercial position,’ or ‘on its securities or their offering; or on the price or trading of its securities,’ would have been such that it would significantly influence the price or liquidity of Credicorp’s shares or the investment decisions of a reasonable investor regarding them. Consequently, there was no obligation to disclose such information to the market.”

Based on the legal opinion of attorney Luis Vargas, the Issuer states that:“the information provided to the Public Prosecutor’s Office by Mr. Dionisio Romero Paoletti did not generate any adverse consequence for Credicorp in relation to the investigations being conducted by that entity.”

The Issuer concludes: “As has been demonstrated, the 2011 Information did not possess materiality. There is no element indicating that its potential impact on Credicorp’s ‘operations, assets, results, financial situation, or general business or commercial position,’ or ‘on its securities or their offering; or on the price or trading of its securities,’ would have been such that it would significantly influence the price or liquidity of Credicorp’s shares or the investment decisions of a reasonable investor regarding them. Consequently, there was no obligation to disclose such information to the market.”

7.2.7. THE EVOLUTION OF THE SHARE PRICE

Regarding this argument and in order to dispute the Charges Letter, the Issuer uses exclusively information about trading of the BAP share on November 19, 2019, stating that: “…during the first hour of trading, the share price decreased by up to 2.46% on the New York Stock Exchange (“NYSE”) and by up to 2.0% on the Lima Stock Exchange (“BVL”), reaching a minimum price of US$ 205.6 and US$ 205.9, respectively.” Finally, it states: “Although the share price recovered in the following hours, the BAP share closed that day lower, at US$ 208.19 on the NYSE and US$ 206.62 on the BVL, representing a decline of -1.25% and -1.61%, respectively.”

The Issuer also argues that, regarding the impact of the 2011 Information (cash contributions to FUERZA 2011) on the price or trading volume of the Issuer’s shares, it is necessary to consider the price and volume in the days following the disclosure of the contribution. It states that: “…an analysis of the price and trading volume in the days following the disclosure of the 2011 Information confirms that the disclosure did not have any relevant impact (much less a ‘significant’ impact, as required by the Regulation on Material Events) on the price or trading volume of Credicorp shares.”  For such purpose, it presents a chart with the Issuer’s share price between November 11 and 29, 2019 (page 39 of its defenses).

According to the Issuer, this indicates that the behavior of the shares on November 19, 2019, did not influence “… investors’ investment decisions were not significantly influenced by the disclosure of 2011 Information. If the information had been truly material — that is, if it had had the capacity to significantly influence the investment decisions of a reasonable investor or the price or trading value of the share — the price would not have ‘rebounded’ on the same day; instead, it would have dropped significantly and remained at that lower value. None of this occurred.”

The Issuer states that the evidence shows there were no atypical variations attributable to the 2011 INFORMATION (the contribution to FUERZA 2011),“but rather that they corresponded to normal fluctuations in supply and demand, including those related to shares of Latin American banking companies listed on the NYSE.” It further states that: “…in the subsequent periods, Credicorp’s shares maintained normal behavior, with prices increasing between December 1 and 19, 2019 (5.12% on the NYSE and 5.01% on the BVL), and remaining generally stable thereafter.”

The Issuer also explains the trading volumes on November 19, 2019, indicating that: “…the trading volume of Credicorp shares during all of November was 5.0 million shares, 22% below the average monthly volume traded between January and October 2019. Likewise, the average daily trading volume on the BVL between January and October 2019 was 12,297 shares, while in November it was 4,714 shares, and in December 2019 the average daily trading volume on the BVL was 2,130 shares.”

In summary, in this section of its defenses, the Issuer states that: “…the trading volume of Credicorp shares on the NYSE and the BVL was not affected by the disclosure of the 2011 Information.” It attaches to its defenses a technical analysis by Macroinvest S.A.

7.2.8. THE MATERIALITY STANDARD OF THE NYSE

Regarding this argument, the Issuer states: “Credicorp is listed not only on the BVL but also on the NYSE, which—as noted in the Charges Letter—is ‘one of the most important stock exchanges internationally.’ According to the Macroinvest S.A. report attached as Annex 4.2.7, Credicorp’s total negotiable shares (‘float’) amount to 66,614,674 shares, of which 58,724,313 are traded on the NYSE, representing approximately 88% of the float. Therefore, the disclosure standards applicable in that market are relevant.”

To support this argument, the Issuer attaches Annex 4.2.8: “…a memorandum prepared by the renowned U.S. law firm Arnold & Porter, which explains the disclosure regime applicable to Credicorp as an issuer, concluding that, under U.S. federal securities laws and NYSE rules, the 2011 Information lacked materiality and did not need to be disclosed.”

7.2.9. STATEMENTS BY MR. ROMERO

Regarding Mr. Romero’s statements, the Issuer maintains that the 2011 INFORMATION “…was not material, among other reasons, due to its small amount compared to the volume of Credicorp’s operations, revenues, and expenses, and because making the 2011 Contributions did not constitute any unlawful or irregular act nor represent a contingency for Credicorp.”

The Issuer adds that, “…according to the Royal Spanish Academy, “excepcional” means something “that constitutes an exception to the common rule” or “that is unusual or rarely occurs.” It notes: “But something that occurs rarely or is unusual does not, for that reason alone, become something capable of significantly influencing the price or trading volume of a share or the investment decisions of a reasonable investor.” According to CREDICORP, such influence (i.e., on investment decisions) requires the materiality analysis already discussed and determined by Article 28 of the LMV and Articles 3, 4, and 6 of the Regulation on Material Events.

Finally, the Issuer acknowledges —precisely at the core of the charges— that: “…Mr. Dionisio Romero Paoletti’s statements generated intense media coverage. However, this considered not only the 2011 Contributions themselves, but also circumstances corresponding to subsequent events or information that became known later, such as those related to the investigations carried out by the Public Prosecutor’s Office. These facts were neither known nor knowable at the time the 2011 Contributions were made and therefore could not have been taken into account in a materiality analysis.”

The Issuer adds: “…materiality is determined based on the facts known to the issuer, not on facts that occur or become known later.”

7.3. NON‑EXISTENCE OF INFORMATION CONCEALMENT

On this point, the Issuer reiterates its position that, under Article 28 of the LMV and Articles 3 and 4 of the Regulation on Material Events, an issuer “…is only obligated to disclose material events, that is, material information. The issuer has no obligation to disclose information that does not qualify as material, as such information belongs to the issuer. Accordingly, where there is no obligation to disclose such information, the failure to disclose it does not constitute ‘concealment’ of information.”

In this part of its argument, it also notes that the Issuer’s General Accounting report states: “…the expense represented by the 2011 Contributions was duly recorded in Credicorp’s accounting records and was therefore reflected in Credicorp’s results, as it appears in our company’s 2010 and 2011 financial statements. These financial statements were duly disclosed by our company both to the New York Stock Exchange and the SEC, as well as in Peru. Therefore, there was no ‘concealment’ of the information.”

Likewise, the Issuer states that: “…the obligation to report private contributions to political campaigns is an obligation of political parties pursuant to the Regulation on Party Financing in force in 2011. The entity responsible for verifying and monitoring such reporting is the ONPE. Accordingly, the obligation to disclose and ‘not conceal’ contributions corresponded, in the case of the 2011 Contributions, to the political party Fuerza 2011.”

The Issuer further notes that on August 22, 2015, Mr. Walter Bayly Llona publicly stated to the press that the Credicorp group had made political contributions to the 2011 campaign (Annex 1.3), “which demonstrates that there was no intention whatsoever to conceal information.”

Finally, on this point, the Issuer states that: “…even assuming, for the sake of argument, the existence of concealment, such alleged concealment would be nothing more than intentional non‑disclosure, and, as stated in section 2.3 of Section II of this document, intent in the commission of the alleged infringing conduct does not change the nature of the infraction, especially when it is an objective infraction such as the failure to disclose material events.”

HARM TO INVESTORS

On this issue, the Issuer reiterates that, as it has demonstrated, the 2011 INFORMATION “…was not material and therefore lacked the capacity to significantly influence investors’ investment decisions regarding Credicorp securities.”

The Issuer also states that investors who held shares since December 1, 2010 “have accumulated a return of 117.8%, higher than comparable instruments (peers),” attaching a chart prepared by BCP’s Financial Planning and Control Division (page 47 of its defenses). It states that the Issuer’s shares have generated significant returns and “…to date, we have not received any investor complaints regarding an alleged failure to timely disclose the Information.”

7.4. COMPLIANCE WITH ISSUER POLICIES (4.5 p. 48)

The Issuer previously notes that the Charges Letter states that: “[…independently of the attributed charges, ‘Credicorp has corporate policies that are disclosed to the market and that express self‑regulation principles adopted by the corporation, which are inconsistent with facts that were not disclosed in a timely manner,’]” and then states: “…in no case did the execution of the 2011 Contributions constitute a breach of Credicorp’s internal policies, as demonstrated below.”

Regarding this aspect of its defenses, the Issuer argues that the 2011 CONTRIBUTIONS did not constitute any breach of its internal policies and clarifies the following:

Regarding the 2009 Code of Ethics

The Issuer transcribes the full text of the relevant provision:

 “In connection with numeral 4.5 of the 2009 Code of Ethics referenced in subsection A of numeral 1.12 of the Charges Letter, we must mention that the full text of such numeral is the following:

“4.5 IMPROPER PAYMENTS

It is not part of the Corporation’s policy to deliver commissions or other types of compensation or incentives to third parties, organizations, agents, lawyers, or other consultants for the purpose of attracting business to the Corporation.It is strictly prohibited to offer or pay any remuneration or compensation of this kind to domestic or foreign public officials, political parties, or candidates for political office on behalf of or representing the Corporation.

Gifts made by the Corporation to any client or its employees, users, or suppliers have no purpose other than serving as a courtesy gesture and therefore must be appropriate and modest for each occasion, always complying with the customary practice in the country in which it operates.”

The Issuer argues that: “According to the above, the first paragraph contains the general rule regarding disbursements that constitute improper payments — that is, any payment made for the purpose of attracting business to the ‘Corporation’. Based on this general prohibition, the second and third paragraphs specify that contributions to officials or political parties and gifts to clients are prohibited only when made for the purpose of attracting business. Thus, in all other cases, such contributions or gifts were permitted. Therefore, the facts referenced in the Charges Letter do not constitute a breach of this policy.”

Finally, it states: “Moreover, as previously noted, under the electoral legislation in force at the time of the 2011 Contributions, private companies such as Credicorp were permitted to make contributions to political organizations, consistent with the constitutional right to participate in the nation’s political life (Article 2, subsection 17 of the Constitution).”

2011 Code of Ethics

Regarding the 2011 Code of Ethics, the Issuer states that: “…the code does not contain any prohibition regarding the possibility of making political campaign contributions, nor does it indicate that such contributions constitute inappropriate use of company assets. Thus, it is incorrect to assert that the facts referenced in the Charges Letter are inconsistent with the code.”

It further states: “Regarding numeral 16 of Section I of the 2011 Code of Ethics, which states that employees and directors must act within the limits established by laws, regulations, statutes, codes, policies, and procedures, this provision does not prohibit political campaign contributions. Therefore, it is incorrect to state that the facts referenced in the Charges Letter are inconsistent with the code.”

2014 Code of Ethics

The Issuer notes that numeral 17 of Section I of the 2014 Code of Ethics — “All our members respect the appropriate use of the tangible and intangible assets of our organization and are responsible for using them efficiently” —does not prohibit political campaign contributions nor suggests that such contributions constitute inappropriate asset use.

Likewise, it notes numeral 16 of the 2014 Code of Ethics that states —“Every employee and member of the Board of Directors is a representative of our organization; therefore, they are committed to acting within the limits established by laws, regulations, bylaws, codes, policies and procedures of our corporation, and to reflect an image of respect toward others both inside and outside the organization”— contains no prohibition on political campaign contributions.

CORPORATE GOVERNANCE REPORT

Regarding this section, to explain the contributions to FUERZA 2011, the issuer states that according to the Report on Compliance with the Principles of Good Corporate Governance for Peruvian Companies for fiscal year 2012, ¨one function of the Corporate Governance Committee was to propose to the Board good governance practices and their implementation, and we affirm that, in fact, the Board of Credicorp complied and complies with that function.”

The Issuer asserts: “Accordingly, we consider that it is not correct to state that the 2011 Contributions are inconsistent with the statements contained in the 2012 Corporate Governance Report.”

It further states that for the 2011–2013 Reports, in which the Board declares full compliance with monitoring conflicts of interest, fraudulent use of corporate assets, and abuse in related‑party transactions, the cash contributions to FUERZA 2011 “are not related to conflicts of interest, fraudulent use of assets, nor related‑party transactions. Therefore, they do not contradict these Corporate Governance Reports.”

For the 2014–2018 Reports, the Issuer states that its Board: “...effectively supervised corporate governance practices and adopted necessary measures for their proper implementation” and thus the contributions do not contradict those reports either.

Finally, the Issuer states: “…Credicorp is currently working with Nestor Advisors Inc., an international, first‑tier corporate governance consulting firm, which is conducting an evaluation, diagnosis, and recommendations for improving the company’s corporate governance system.”

8. SPECIFIC DEFENSES REGARDING THE SECOND CHARGE

8.1. LACK OF REASONABLENESS AND PROPORTIONALITY IN INITIATING FOUR SANCTIONING PROCEEDINGS FOR A SINGLE INFRACTION

Regarding this argument, the Issuer states that: [Specifically, the SMV has attributed to the Subsidiaries the following infraction: “carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market” (subsection 1.5 of numeral 1 of Annex I of the Sanctions Regulation in force in 2016).]

The Issuer also notes that: “…both Credicorp and the Subsidiaries should have disclosed the information related to the 2016 Contributions. In fact, the information regarding the 2016 Contributions that, according to the SMV, the Subsidiaries should have disclosed, would essentially be the same as what Credicorp could have disclosed through a material event.” It emphasizes that the SMV initiated four (4) sanctioning proceedings “for the alleged commission of a single administrative infraction related to the failure to disclose information regarding the 2016 Contributions.”

Based on the above, the Issuer refers to: [“…numeral 251.2, Article 251 of the LPAG, which states that ‘when compliance with the obligations set forth in a legal provision corresponds jointly to several persons, they shall be jointly liable for the infractions that may be committed and for the sanctions that are imposed,’”] and cites Professor Alejandro Nieto for support.

It further states: “…the SMV maintains that both Credicorp and the three Subsidiaries were jointly obligated to comply with a single obligation: disclosing information about the 2016 Contributions, deemed allegedly relevant to the market. That is, according to the SMV, there was a single obligation to be jointly fulfilled by multiple legal entities.”

According to this reasoning, the Issuer argues that: “…the SMV should not have initiated separate sanctioning proceedings against each of the three Subsidiaries if a proceeding had already been initiated against Credicorp. Under numeral 251.2 of the LPAG, it would have been sufficient to initiate a single proceeding against one company and include the Subsidiaries as jointly liable, if applicable.”

The Issuer further argues that: “If the SMV’s intention is for investors to have information necessary for their investment decisions, such purpose is sufficiently met with a single material event disclosure. Requiring the three Subsidiaries to issue the same disclosure does not benefit investors, nor does it generate greater transparency. On the contrary, such unreasonable requirement would generate unnecessary costs for the companies.”

Accordingly, the Issuer states that this approach “…not only violates the rule on joint liability, but is also contrary to the Principle of Reasonableness set forth in numeral 1.4, Article IV of the Preliminary Title of the LPAG. Under this principle, administrative decisions must maintain ‘the proper proportion between the means employed and the public ends to be protected, ensuring that they respond strictly to what is necessary to fulfill their purpose.’”

The Issuer asserts that: “Indeed, we have demonstrated that a single material event disclosure is sufficient to promote market transparency and protect investors’ right to information. Conversely, requiring four (4) separate material event disclosures by Credicorp and the three Subsidiaries regarding the same information could generate confusion. Such situations could lead to a future requirement that every relevant fact affecting any subsidiary be mandatorily disclosed by the parent company, even when the fact has no materiality for the parent, thereby duplicating information and causing confusion in the market and among investors.”

It concludes that: “…the intention to sanction both Credicorp and the Subsidiaries is neither necessary nor proportional. Imposing additional sanctions on three Subsidiaries would not better serve the public interest protected by the LMV and could cause confusion among investors. Therefore, the SMV should decide whether to continue the sanctioning proceeding against Credicorp or against the Subsidiaries, ensuring that such decision fully addresses the alleged harm without duplication of proceedings or sanctions, in accordance with the principles of reasonableness and proportionality.”

8.2. THE 2016 AGREEMENT WAS NOT MATERIAL

8.2.1. LACK OF MATERIALITY OF THE 2016 AGREEMENT

Regarding this argument, the Issuer states that the 2016 AGREEMENT is a decision of Credicorp’s Executive Committee through which, in accordance with Credicorp’s Contributions Policy, “contributions equivalent to 60 UIT at the time (S/ 237,000.00) were authorized to be made by BCP, Pacífico and Mibanco in favor of the political party Peruanos Por el Kambio.”

The Issuer reiterates, as it did in the first charge, that: “the basic requirement for an issuer to be obligated to disclose a material event is that the information be material, as established in Article 28 of the LMV and Articles 3, 4 and 6 of the Regulation on Material Events.”

Regarding the SMV’s conclusion that the 2016 AGREEMENT was material, the Issuer states: “With all due respect, we believe that the reasoning in the Charges Letter is incorrect, and that the information concerning the 2016 Agreement did not possess materiality. Consequently, Credicorp was under no obligation to disclose it to the market.”

In support of its position, the Issuer explains that: “As stated in section 1.2 of this document, the total amount of the 2016 Contributions (S/ 711,000.00) represents only 0.0047% of Credicorp’s total revenues and 0.0117% of its total expenses for fiscal year 2016. Therefore, it is absolutely immaterial to Credicorp from the standpoint of its ‘operations, assets, results, financial situation, or general business or commercial position; or its securities or their offering; as well as the price or trading of its securities.’ It is, therefore, an amount that is exceedingly small relative to Credicorp’s operations.”

The Issuer then adds that the SMV must also consider the following:

“In addition to its absolute immateriality for Credicorp, the 2016 AGREEMENT:

•	Was adopted in strict compliance with Credicorp’s Corporate Anti‑Corruption and Anti‑Bribery Policy and applicable electoral legislation;

•	Was duly recorded and accounted for by BCP, Pacífico and Mibanco;

•
Was subject to a Monitoring Report conducted by Credicorp’s Compliance Division on June 28, 2016 (see Annex 5.2.1), which confirmed its full legality, regularity, and transparency (‘2016 Monitoring Report’);

•	Was reported by the political party Peruanos Por el Kambio to the ONPE; and

•	Was published on the ONPE website.”

Finally, the Issuer emphasizes that: “Thus, the 2016 AGREEMENT and the 2016 Contributions are not only absolutely immaterial from a securities regulation standpoint, but they also relate to a political contribution made with full transparency and legality, in strict compliance with applicable laws, procedures and internal policies, and were reported and published through the appropriate mechanisms under applicable law — electoral legislation. Therefore, Credicorp had no obligation whatsoever to disclose them to the market.”

8.2.2. THE MATERIALITY REQUIREMENT

Regarding this argument, the Issuer reiterates that material information is that which, if disclosed, has the capacity to significantly influence a reasonable investor’s investment decisions.  It then states: “There is no provision in securities market regulation requiring an issuer to disclose political contributions, even if they are not material. Moreover, political contributions are not included in the non‑exhaustive list of agreements that might constitute material events under the Annex of the Regulation on Material Events. Therefore, the materiality requirements set forth in Articles 3 and 4 of the Regulation on Material Events apply equally to political contributions to determine whether they must be disclosed. Accordingly, Credicorp was not obligated — indeed, was prohibited under Article 6 of the Regulation on Material Events — from disclosing the 2016 AGREEMENT as a material event unless it first determined that such information was material as defined by Articles 3 and 4 of said Regulation.”

8.2.3. ZERO FINANCIAL IMPACT OF THE 2016 AGREEMENT

Regarding this argument, the Issuer states that: “The 2016 AGREEMENT involved contributions of S/ 237,000.00 made by each of the Subsidiaries. This amount is absolutely immaterial considering the operations of Credicorp and of each of the Subsidiaries.”

The Issuer also states: “Thus, as noted, the total amount of the contributions represents only 0.0047% of Credicorp’s revenues and 0.0117% of its expenses for fiscal year 2016.”

The Issuer adds: “Likewise, the contributions made by BCP represent only 0.002% of its revenues and 0.007% of its expenses in 2016; those made by Pacífico represent 0.012% of its revenues and 0.099% of its expenses for that year; and those made by Mibanco represent 0.011% of its revenues and 0.025% of its expenses.”

Finally, it states: “These are figures that in no way could significantly impact a reasonable investor’s investment decisions or the price of Credicorp’s shares.”

8.2.4. PROPER ACCOUNTING RECORDING OF THE 2016 CONTRIBUTIONS

Regarding this argument, the Issuer reiterates that: “Moreover, as evidenced by the reports from the General Accountants of BCP, Mibanco and Pacífico attached as Annex 5.2.4‑A, the expense represented by the 2016 Contributions was duly recorded in the accounting records of each of the Subsidiaries. Likewise, according to the report of Credicorp’s General Accountant, also attached as Annex 5.2.4‑A, the 2016 Contributions were duly recorded in Credicorp’s consolidated financial statements for fiscal year 2016.”

In conclusion, the Issuer states: “Consequently, such expense was reflected in the quarterly and annual results reported by these companies to the SMV and the BVL. Thus, the impact of the 2016 Contributions on the Subsidiaries’ results became known to the market through the disclosure of the corresponding interim and annual financial statements.”

Therefore, it specifies that there cannot be considered to have been an omission to disclose information, nor any intention to conceal the 2016 Contributions.

8.2.5. COMPLIANCE WITH ISSUER POLICIES AND ELECTORAL LEGISLATION

In this section of its defenses, the Issuer argues that: “the 2016 Contributions were made in full compliance with Credicorp’s internal policies, which specifically regulate contributions to political organizations. Thus, the 2016 AGREEMENT was nothing more than the lawful execution of a formal corporate policy, which also falls within the constitutional right to participate in the political life of the Nation, recognized as a fundamental right in subsection 17 of Article 2 of the Political Constitution of Peru.”

The Issuer further specifies that: “at the time the 2016 Contributions were made, the Contributions Policy was in force (attached as Annex 1.2), which regulates political contributions in numeral 7.4. This policy states that Credicorp ‘considers it appropriate to make economic contributions [to political organizations] in a transparent manner and in accordance with applicable legal provisions, as a mechanism to support and strengthen formal democratic political structures over time and to help mitigate the risk of illicit funds infiltrating the political system.’ Thus, when the 2016 AGREEMENT was adopted, making contributions to political organizations as a means of supporting democracy and institutional stability in Peru was an explicit policy of Credicorp.”

To support this, the Issuer notes that the Contributions Policy “established special conditions and rules applicable to political contributions,” including conditions political organizations had to meet, such as being formally established, having effective internal candidate selection processes, demonstrating a clear democratic commitment, supporting basic principles of a market economy, and having substantive policy proposals.

The Issuer also mentions that its Contributions Policy established clear rules for political contributions, such as: contributions must be made in strict compliance with applicable legislation; contributions may be made only to political parties, political groups or electoral alliances through one or more entities (NGOs, trusts) defined by the Executive Committee; the Executive Committee would approve the political organizations to be supported, contribution amounts, and the Subsidiaries that would contribute.

It also notes that Subsidiary boards delegated contribution decisions to Credicorp’s Executive Committee, and that contributions would be reported to Credicorp’s Board and to the Boards of the contributing Subsidiaries.

The Issuer further states that: “THE 2016 AGREEMENT and the contributions made by the Subsidiaries to the political party Peruanos Por el Kambio were carried out in strict compliance with this policy, meeting all applicable requirements and conditions.”

It adds: “In fact, after the contributions were made, Credicorp’s Compliance Division conducted a review to verify adherence to the anti‑corruption program with respect to political contributions, as evidenced by the 2016 Monitoring Report.”

It affirms that: “In the relevant review, compliance with each of the conditions and requirements established in the Contributions Policy in relation to the 2016 Contributions was evaluated, concluding the following:”

And finally adds: “According to the review performed, our team did not identify any actions that violated internal or legal rules; however, we consider it necessary to update the functions of Credicorp’s Executive Committee to clearly specify that it has authority to make political contributions on behalf of Credicorp and its Subsidiaries.”

8.2.6. PUBLIC DISCLOSURE OF THE 2016 CONTRIBUTIONS

The Issuer reiterates that: “As previously noted, electoral legislation establishes a special regulatory regime in which the transparency of the electoral process requires political organizations to inform ONPE of the details of contributions received from individuals and legal persons. This is the regulatory framework established in Peruvian law to ensure transparency in the financing of political organizations.”

In addition, the Issuer states: “It should be noted that the 2016 Contributions were not only published on ONPE’s website but were also the subject of media coverage (Annex 5.2.6‑B). Thus, these contributions were published as required under electoral legislation and were publicly known. All of this occurred without generating any adverse effect or criticism of our company’s conduct, as such conduct was at all times fully compliant with legal provisions and our internal policies.”

8.2.7. ZERO LEGAL IMPACT FOR THE ISSUER OR THE SUBSIDIARIES

The Issuer states that: “It is also important to note that the information provided to the Public Prosecutor’s Office by Mr. Dionisio Romero Paoletti regarding the 2016 Contributions has not generated any adverse consequence for CREDICORP or the Subsidiaries in connection with the investigations being conducted by that entity; to sustain this, the legal opinion of Benites, Vargas & Ugaz is attached (Annex 4.2.6‑B).”

8.2.8. AN AGREEMENT REGARDING SUBSIDIARIES DOES NOT IMPLY MATERIALITY

In this part of its defenses, the Issuer reiterates regarding materiality that: “Materiality is defined based on the potential impact of the agreement or transaction on the issuer or its securities (in this case, Credicorp), and not on whether the agreement was adopted at the parent company level or by one of its subsidiaries.”

The Issuer also states: “There is nothing unusual, irregular or improper in a coordinated group policy for a particular matter, such as contributions to non‑profit organizations or corporate social responsibility,” or in the implementation of the coordinated contribution to the political party PERUANOS POR EL KAMBIO, which was carried out in full compliance with Credicorp’s Contributions Policy.

It further states that: “Accordingly, the fact that the 2016 AGREEMENT and the 2016 Contributions were adopted and made pursuant to a policy applicable at the Credicorp and Subsidiary level is entirely lawful, normal and appropriate, and cannot be interpreted as making intrinsically immaterial contributions become material facts that require disclosure as material events.”

Finally, the Issuer states: “As demonstrated, THE 2016 AGREEMENT and the 2016 Contributions were not material. Their impact on Credicorp’s ‘operations, assets, results, financial situation or general business or commercial position,’ or ‘on its securities or their offering; as well as on the price or trading of its securities,’ was non‑existent, not only because their amount was extremely small relative to Credicorp’s and the Subsidiaries’ operations, but also because they were made in strict compliance with applicable legal provisions and Credicorp’s political contribution policies. There is therefore no circumstance suggesting that THE 2016 AGREEMENT and the 2016 Contributions could have significantly influenced the price or liquidity of Credicorp shares or the investment decisions of a reasonable investor. Consequently, there was no obligation to disclose such information to the market.”

8.3. NON‑EXISTENCE OF A CONDUCT OF INFORMATION CONCEALMENT

The Issuer reiterates that there was no conduct of information concealment for the following reasons:

a) The issuer is only obligated to disclose material events, that is, material information consistent with Article 28 of the LMV and Article 3 of the Regulation on Material Events. The 2016 Agreement did not possess materiality; therefore, the Issuer had no obligation to disclose it and, consequently, no “concealment” of information existed.

b) As evidenced in the report from the General Accounting area of the Issuer’s Subsidiaries, the expense represented by the 2016 Contributions was duly recorded in the accounting of each subsidiary; therefore, “such expense was reflected in the results of the Subsidiaries, as stated in the financial statements of such companies for fiscal year 2016,” meaning there was no “concealment” of information.

c) The obligation to report private contributions to political campaigns lies with political parties, and the entity responsible for verifying and controlling such reports is ONPE. “Accordingly, the obligation to disclose and ‘not conceal’ contributions corresponded, in the case of the 2016 Contributions, to the political party Peruanos Por el Kambio.”

The political party Peruanos Por el Kambio complied with electoral regulations, and the information regarding the 2016 Contributions was disseminated in accordance with such rules and covered by the press, demonstrating that there was no “concealment” of information.

Finally, the Issuer states: “we reiterate that (…) intent in the commission of an infringing conduct does not change its nature, especially when it is an objective infraction (as is the case for the failure to disclose material events).”

8.4. Corporate Governance Report

The Issuer states: “In relation to the Report on Compliance with the Principles of Good Corporate Governance for Peruvian Companies for fiscal year 2012, regarding the function of the Corporate Governance Committee to propose good corporate governance practices to the Board of Directors as well as their implementation, we note that the Board of Credicorp did and continues to fulfill these functions.”

Accordingly, the Issuer states: “we do not consider it correct to assert that the adoption of the 2016 Agreement and/or the execution of the 2016 Contributions is inconsistent with what is stated in the Report on Compliance with the Principles of Good Corporate Governance for Peruvian Companies for fiscal year 2012.”

The Issuer also states: “With respect to the Reports on Compliance with the Principles of Good Corporate Governance for Peruvian Companies for fiscal years 2014, 2015, 2016, 2017 and 2018, and regarding the Board’s function to ‘oversee corporate governance practices and establish the necessary policies and measures for their improved application,’ our Board indeed oversees corporate governance practices and establishes the necessary measures for their improved application, as it did during the periods covered by the reports.”

Accordingly, the Issuer states: “it is not true that the facts referred to in the Charges Letter are inconsistent with what is stated in the Reports on Compliance with the Principles of Good Corporate Governance for Peruvian Companies for fiscal years 2014, 2015, 2016, 2017 and 2018.”

8.5. 2014 Code of Ethics

The Issuer, in this part of its defenses, again refers to numeral 17 of Section I of the 2014 Code, stating:

“In relation to numeral 17 of Section 1 of the 2014 Code of Ethics, which states that ‘All our members respect the appropriate use of the tangible and intangible assets of our organization and are responsible for using them efficiently’: this code does not contain any prohibition regarding the possibility of making contributions to political campaigns, nor does it indicate that such contributions constitute inappropriate use of company assets. Therefore, it is not true that the facts referred to in the Charges Letter are inconsistent with the code.”

The Issuer also states regarding numeral 16 of Section I of the 2014 Code of Ethics: “‘Every employee and member of the Board of Directors is a representative of our organization, and therefore is committed to conduct themselves within the limits established by the laws, regulations, statutes, codes, policies and procedures of our corporation and to reflect an image of respect toward others both inside and outside the organization,’” and notes that this code likewise contains no prohibition regarding political campaign contributions. Therefore, the facts in the Charges Letter are not inconsistent with the code.

The Issuer further states: “As indicated previously, the process of establishing and improving corporate governance policies is incremental, and such has been the case within Credicorp through the implementation of policies and measures for improved application of good corporate governance practices.”

It also states that: “with respect to the 2016 Contributions, these were made in accordance with the procedures established in the Contributions Policy, as detailed in subsections (c) and (f) of numeral 5.2 of Section V of this document (…).”

In this regard, the Issuer notes that: (i) on November 18, 2015, Credicorp’s Corporate Governance Committee approved the Contributions Policy; (ii) that policy was ratified by the Board on January 27, 2016; (iii) THE 2016 AGREEMENT and the contributions made by the Subsidiaries to Peruanos Por el Kambio were made in strict compliance with this policy; (iv) Credicorp’s Compliance Division conducted a review to verify compliance with the anti‑corruption program as it relates to political contributions; (v) the 2016 CONTRIBUTIONS were made through the banking system; and (vi) once the 2016 Contributions were made, they were duly recorded by the Subsidiaries under the “donation” sub‑account, as evidenced in the General Accounting reports.

Finally, the Issuer states that: “at the time of the 2016 Contributions, private entities, such as Credicorp, had the right to make contributions to political organizations. The 2016 Contributions were made under the right to participate in the political life of the Nation set forth in subsection 17 of Article 2 of the Political Constitution of Peru, and in accordance with the legal framework in force at that time.”

8.6. NON‑EXISTENCE OF HARM TO INVESTORS

As a final argument, the Issuer states that THE 2016 AGREEMENT was not material and therefore lacked the capacity to significantly influence investor decision‑making; accordingly, the failure to timely disclose such information did not cause any harm to investors.

Furthermore, the Issuer specifies that, to date, it has not received any investor complaints regarding the information related to the 2016 CONTRIBUTIONS.

OTHER CONSIDERATIONS

19.
That, in the present case file, it is noted, among others, in item 74, the Report No. 730‑2020‑SMV/11.1 of February 26, 2020 (hereinafter, the IGSC Report), prepared by the IGSC and addressed to the IGCC, describes the responses to the requests for information made to the Issuer within the framework of the IGSC’s supervisory actions, which provide objective, detailed information about how the events related to THE 2011 INFORMATION and THE 2016 AGREEMENT occurred;[32]

20.
That, through letters dated December 9, 13 and 30, 2019, the Issuer provided the documentation and information requested by Official Letter No. 5714‑2019‑SMV/11.1, and the IGSC Report illustratively describes the Issuer’s responses regarding the 2011 INFORMATION and THE 2016 AGREEMENT, as well as the contributions made by the Issuer and its three subsidiaries to the 2011 and 2016 presidential campaigns;

21.
That, through Official Letter No. 1641‑2020‑SMV/11.2 of June 15, 2020, the IGCC informed the Issuer that, through Report No. 730‑2020‑SMV/11.1, the IGSC had sent additional information and documentation gathered in the exercise of its supervisory duties, related to the Issuer’s conduct concerning contributions to political parties made during the presidential election campaigns of 2011 and 2016, which was communicated to the Issuer for the purposes it deemed appropriate, and that such additional information and documentation was incorporated into the administrative sanctioning procedure file (File No. 2019048270);

32 In the IGSC Report it is stated that, through Official Letter No. 5714‑2019‑SMV/11.1 dated December 3, 2019, the Issuer was requested to provide information regarding the material event of November 21, 2019 and the information disseminated in various media outlets, on the internet, and on social networks, following the statements made on November 18, 2019 by Mr. Romero before the Public Prosecutor’s Office. It is further noted that, through Official Letter No. 6074‑2019‑SMV/11.1 dated December 24, 2019, the IGSC reiterated to the Issuer the need to comply with certain requests made in said letter, as they had not been fully addressed by the Issuer.

22.
That, through letters dated July 1, 2020 and August 10, 2020, the Issuer requested access to the case file based on what was reported in Official Letter No. 1641‑2020‑SMV/11.2, and regarding the IGSC Report stated, principally:

The Report contains certain specific comments that we consider are not consistent with the facts nor legally accurate, for which reason we hereby submit this written statement. Furthermore, we respectfully consider that the Report contains only opinions regarding the same facts that are already under analysis by the General Directorate of Market Conduct Supervision (“IGCC”) in the present administrative sanctioning proceeding, and which have already been the subject of responses by our company.

23.
That, from reading the IGSC Report, Official Letter No. 5714‑2019‑SMV/11.1, the Issuer’s responses to that letter, and the statements and information referenced in the Charges Letter, it is clear that this is not a report containing mere opinions or isolated comments not in line with the facts or legally accurate. On the contrary, it contains a description of facts, a description of the Issuer’s responses, or information publicly disclosed by the Issuer, which is relevant for understanding in greater detail the circumstances surrounding the commission of the infractions attributed to the Issuer in the Charges Letter;

24.
That, Supreme Decree No. 004‑2019‑JUS approved the new Consolidated Text of the General Administrative Procedure Law – Law No. 27444 (TUO of the LPAG), which contains common rules governing administrative actions of the State and all administrative procedures carried out in government entities, including special procedures. Likewise, numeral 3) of Article 248 of the TUO of the LPAG sets forth the criteria for determining the severity of sanctions: (1) The illicit benefit resulting from the commission of the infraction, (2) The probability of detection, (3) The severity of harm to the public interest and/or legally protected interest, (4) The economic damage caused, (5) Recidivism, for the same infraction within one (1) year after the sanctioning decision became final, (6) The circumstances of the infraction; and (7) The existence or absence of intent;

25.	That, the charges, the Issuer’s defenses, and the new criteria for sanction determination were evaluated in the Report, which was made known to the SASCM;

26.
That, through General Intendency Resolution No. 001‑2020‑SMV/11.2 of December 3, 2020, the IGCC extended the deadline to resolve the present administrative sanctioning procedure for an additional three (3) months;

27.
That, in compliance with numeral 5 of Article 255 of the TUO of the LPAG, through Official Letter No. 077‑2021‑SMV/11 of January 7, 2021, the Report was sent to the Issuer, so that it may present its arguments within five (5) business days of notification;

28.	That, through communication dated January 11, 2021, the Issuer requested an extension of the deadline to submit its arguments regarding the Report;

29.
That, through Official Letter No. 119‑2021‑SMV/11 of January 11, 2021, the deadline for the Issuer to submit its arguments was extended until January 28, 2021, and such arguments were submitted on January 27, 2021 and are evaluated in this Resolution;

30.
That, together with the submission of its arguments on January 27, 2021, the Issuer requested the opportunity to present oral arguments before this Deputy Superintendency, which was granted by Official Letter No. 360‑2021‑SMV/11;

31.
That, the oral hearing took place on February 4, 2021, in accordance with the provisions of Superintendent Resolution No. 056‑2020‑SMV/02, which approved the “Provisions for the exercise of oral hearings through the electronic platform by administered parties in sanctioning procedures and others.” During the hearing, the Issuer’s representatives — Guillermo Morales Valentín, José Antonio Payet Puccio, Eduardo Vega Cantuarias and Rocío Gordillo Soto — presented oral arguments before the officials of this Deputy Superintendency, reiterating the arguments presented in their written submissions. Upon conclusion of the hearing, the corresponding record was signed;

32.
That, as evidenced in the documentation mentioned above and in the corresponding case file, during the present administrative sanctioning procedure the Issuer has been able to exercise its legitimate right to defense, having submitted its defenses, arguments and all documentation it deemed pertinent as evidence to refute the charges, requested extensions of deadlines to better prepare its defense, and such extensions were granted. Accordingly, the specific case of the Issuer is analyzed below;

III. Issues to Determine

33.	That, in the present administrative procedure, it must be determined:

(i)	Whether the Issuer did or did not incur the infractions indicated in the Charges Letter and the Report;

(ii)	(ii) Whether a sanction should be imposed on the Issuer;

IV. Analysis

4.1 Applicable Regulations

A. FIRST CHARGE: THE ISSUER ENGAGED IN CONDUCT THAT WOULD HAVE AFFECTED THE TRANSPARENCY OF THE SECURITIES MARKET BY FAILING TO DISCLOSE RELEVANT INFORMATION REGARDING THE ISSUER’S CASH CONTRIBUTIONS TO THE POLITICAL PARTY FUERZA 2011 DURING THE 2011 PRESIDENTIAL CAMPAIGN

34.
That, Article 1 of the LMV provides that: “The purpose of this law is to promote the orderly development and transparency of the securities market, as well as the adequate protection of the investor (…).” According to the second paragraph of this Article, the LMV is applicable to issuers;[33]

33“Article 1. – Purpose and Scope of the Law
The purpose of this law is to promote the orderly development and transparency of the securities market, as well as the adequate protection of investors.
This law covers public offerings of securities and their issuers, publicly offered securities, brokerage firms, stock exchanges, securities clearing and settlement institutions, securitization companies, mutual funds for investment in securities, investment funds, and, in general, all other participants in the securities market, as well as the supervisory and oversight authority. Unless expressly stated otherwise, its provisions do not apply to private offerings of securities.”

35.	That, Article 10 of the LMV establishes:

«MARKET TRANSPARENCY

Chapter I: General Principles

Article 10.– Quality of Information: All information that, pursuant to this law, must be submitted to CONASEV, the exchange, the entities responsible for centralized mechanisms, or investors, shall be truthful, sufficient and timely. Once such information is received by those institutions, it shall be immediately made available to the public»;34

36.
That, according to the charges brought against the Issuer, non‑compliance with the above provision is typified under subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, in force at the time the infraction occurred, which establishes that a very serious infraction consists of: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market”;[35] [36]

37.
That, in accordance with Article 20 of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, in force at the time the infraction was committed, the infraction is sanctioned with a fine of no less than fifty (50) UIT and up to three hundred (300) UIT;

B. SECOND CHARGE: THE ISSUER ENGAGED IN CONDUCT THAT WOULD HAVE AFFECTED THE TRANSPARENCY OF THE SECURITIES MARKET BY FAILING TO DISCLOSE RELEVANT INFORMATION REGARDING THE ISSUER’S AGREEMENT TO MAKE, THROUGH ITS SUBSIDIARIES, CONTRIBUTIONS TO THE POLITICAL PARTY PERUANOS POR EL KAMBIO DURING THE 2016 PRESIDENTIAL CAMPAIGN

38.
That, Article 1 of the LMV provides that “The purpose of this law is to promote the orderly development and transparency of the securities market, as well as the adequate protection of the investor (…).” According to the second paragraph of this Article, the LMV applies to issuers;

39.
That, Article 10 of the LMV additionally establishes that “All information that, pursuant to this law, must be submitted to CONASEV, to the exchange, to the entities responsible for centralized mechanisms, or to investors, shall be truthful, sufficient and timely. Once such information is received by these institutions, it shall be immediately made available to the public”;[37]

40.
That, in accordance with the charges brought against the Issuer, non‑compliance with the above provision is typified in subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the time the infraction was committed, which establishes that a very serious infraction consists of: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market”;[38]

34 The emphasis and underlining are in addition.
35 The analysis conducted regarding whether the imputed infraction type is applicable —which is challenged by the Issuer in its defenses— is presented in the following section.
36 The underlining is an addition.
37 The emphasis and underlining are additions.
38 The analysis conducted regarding whether the imputed infraction type is applicable —which is challenged by the Issuer in its defenses— is presented in the following section.

41.
That, in accordance with Article 20 of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 — amended by Article 1 of Superintendent Resolution No. 101‑2013‑SMV/02 — in force at the time the infraction was committed, such infraction is sanctioned with a fine of no less than fifty (50) UIT and up to seven hundred (700) UIT, or exclusion of the security from the RPMV;

4.2 Evaluation of the Case

42.
That, as a starting point, it is necessary to describe the Issuer, for which relevant information regarding the Issuer is provided in ANNEX 1, which may be verified in different public sources and, in any case, may be corroborated or updated through the Issuer’s website: https://www.grupocredicorp.com/, its official social media channels, the SMV’s Securities Market Portal: www.smv.gob.pe, the Lima Stock Exchange (BVL): www.bvl.com.pe, among others;

43.	That, the evaluation of the defenses and arguments submitted by the Issuer is presented below:

1. REGARDING THE ALLEGED IMPROPER CLASSIFICATION

The Issuer argues that in formulating the two (02) charges, a generic infraction type was used, namely subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01.

According to the Issuer, the IGCC should have used the specific infraction type described in subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation, which classifies as a serious infraction: “Failure to disclose material events that have significant impact on the market.”

Based on the foregoing, the Issuer considers that the Principles of Legality, Specificity, and Due Procedure have been violated.

Before addressing this argument, it is necessary to note — as concluded later in this Resolution — that there has been no improper classification, contrary to what the Issuer claims, because its conduct of nondisclosure and concealment of THE 2011 INFORMATION (cash contributions to the political party FUERZA 2011) and THE 2016 AGREEMENT (agreement on contributions to the political party PERUANOS POR EL KAMBIO) does not meet the objective elements of the infraction type “Failure to disclose material events that have significant impact on the market,” for the following reasons:

√
On November 21, 2019, the following were disclosed as material events: (i) the letter from Mr. Romero disseminated via Twitter on November 18, 2019, (ii) the Press Release published on November 18, 2019 on the Issuer’s website, and (iii) the interview published in the November 19, 2019 edition of El Comercio. Only then did the market become aware of relevant events executed by the Issuer that had been deliberately concealed for several years — events unknown to the securities market until then, and which should have been disclosed as material events in accordance with the applicable regulations due to their significance and market impact. Thus, the existence of a deliberate concealment of relevant information, or nondisclosure by the Issuer, is duly evidenced and documented — conduct attributable to the Issuer and, by extension, to its Chairman of the Board, Mr. Romero.

It is important to recognize that although the information was disclosed years later, it has generated significant effects and impacts. Accordingly, it is reasonable to conclude that, had the information been disclosed at the appropriate time, it likely would have had comparable impacts.

For example, it is reasonable to conclude that the fact that one of the largest financial conglomerates operating in Peru, by decision of its Chairman, Mr. Romero, made cash contributions of several million soles to the 2011 presidential and congressional campaign is information that would not have gone unnoticed—had it been known at the appropriate time. Since the Issuer decided to conceal or not disclose it, it is now impossible to reliably measure the potential impact the information would have had when the contributions were made.39

√
It is evident that the Issuer’s argument that it should have been charged with the serious infraction of failure to disclose material events represents not only an exercise of its legitimate right to defense but also an attempt to create confusion and redirect this administrative proceeding toward a less serious infraction type. It must be noted that the infraction type “failure to disclose material events” is intended to apply to serious infractions involving omissions in presenting information that should have been disclosed and where nondisclosure is detectable by the supervisor, or where there are insufficient elements to demonstrate concealment. The latter is explained in further detail along this Resolution.

The charges relate to conduct in which THE 2011 INFORMATION (cash contributions to the political party FUERZA 2011) and THE 2016 AGREEMENT (agreement on contributions to the political party PERUANOS POR EL KAMBIO) were intentionally concealed by the Issuer for several years, despite being clearly relevant information for the market that qualifies as material events.

In this sense, the Issuer’s argument is incoherent because, on one hand, it claims that THE 2011 INFORMATION and THE 2016 AGREEMENT are not material events, yet on the other hand, asserts that the applicable infraction should have been “failure to disclose material events,” as per subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation, which classify as a serious infraction the “Failure to disclose material events that have significant impact on the market.”  This infraction is currently established in subsection 2.10, numeral 2 of Annex I of the Sanctions Regulation currently in force, which was approved by SMV Resolution No. 035-2018-SMV/01 (hereinafter, New Sanctions Regulation.)

39 In accordance with the regulations issued by the Superintendency of Banking, Insurance and AFPs (SBS), the Credicorp economic group qualifies as a financial conglomerate.

Additionally, there is no improper classification, as the Issuer claims, for the following reasons:

√
Subsections 1.6 and 1.5 of numeral 1 of Annex I of the Sanctions Regulation, in force at the time the infractions occurred, classify as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.” This infraction type is appropriate to the charges, because by failing to disclose relevant information regarding the Issuer’s cash contributions to the aforementioned political parties during the 2011 and 2016 campaigns, the Issuer repeatedly demonstrated a pattern of concealment, thereby affecting market transparency. Moreover, this conduct has also harmed the confidence and integrity of the securities market, investor protection, regulatory compliance, and the supervisory role of the SMV.

√
From the perspective of typification, these infractions have a close relationship with the conduct carried out by the Issuer in intentionally or deliberately concealing information—information that, as noted, is significant and that, despite the passage of several years, results in a set of circumstances and impacts on the Issuer. Illustratively, this is reflected in what Mr. Romero himself acknowledges in the Issuer’s 2019 Annual Report (See ANNEX 1):

Letter from the President

Dear Shareholders,

Each year I write this letter to share with you the results of our business and our outlook for the future. On this occasion, I would like to begin by commenting on the impact of events that occurred nine years ago and the measures we have been taking as part of a continuous improvement process in our corporate governance.

I have recently made public the reasons why I decided, in the years 2010–2011, within a politically risky context for the future of Peru, that Credicorp should contribute funds to the 2011 presidential campaign. I greatly regret the impact these actions have had on our organization and on the perception of our stakeholders. Since late 2011, together with Management and the Board of Directors, we have worked to continuously strengthen and reinforce our corporate governance policies. For example, the political contributions made during the 2016 presidential campaign by three of our subsidiaries (Banco de Crédito del Perú, Mibanco, and Pacífico) were carried out under clear procedures and in strict compliance with transparency and reporting requirements. Furthermore, I want to underline that Credicorp currently has a corporate policy prohibiting political contributions to any political party, regardless of the jurisdiction in which we operate.

As shown, Mr. Romero, Chairman of the Issuer’s Board of Directors—who, as stated, is attributed to the Issuer for the purposes of this administrative proceeding—recognizes that the events referred to as THE 2011 INFORMATION have generated an impact on the organization and on the perception of its stakeholders.

√
Likewise, this already‑established conduct of concealment by the Issuer is closely connected to the legally protected interest that the general rule seeks to safeguard (Article 10 of the LMV), the punishability of which is reflected in subsections 1.6 and 1.5 of numeral 1 of Annex I of the Sanctions Regulation. In other words, there is a concrete act that falls squarely within this infraction type, whose purpose is to safeguard the transparency of the securities market and investor protection.

√
In this regard, there is an accumulation and definition of the core elements of the type, which cannot be understood otherwise: i.e., the performance of conduct whose outcome is the impairment of market transparency and the undermining of investor protection. In summary, the infraction types applicable to the Issuer contain the legal certainty requirements that can reasonably be inferred when, as in this case, there is a voluntary act of information concealment.

√
The Issuer voluntarily concealed information regarding THE 2011 CONTRIBUTIONS and THE 2016 AGREEMENT, and these facts were only revealed due to the intervention of the Public Prosecutor’s Office in November 2019. Therefore, this conduct of information concealment is duly proven and clearly falls within the objective elements of this infraction type. In this sense, it is not admissible that such conduct be classified under a different infraction type from the one already attributed.

Indeed, both charges involve conduct consisting of concealing relevant market information regarding the Issuer’s cash contributions totaling US$ 3.65 million to the political party FUERZA 2011 during the 2011 presidential campaign, and the Issuer’s Executive Committee agreement to make contributions equivalent to one hundred eighty (180) UIT, through its subsidiaries BCP, MIBANCO and PACÍFICO, to the political party PERUANOS POR EL KAMBIO during the 2016 presidential campaign. These do not constitute a simple omission in disclosing material events under subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation, as the Issuer argues, but rather a conduct of concealment or cover‑up, given the details of the facts that became known only after November 2019 and which, by their nature, seriously harmed the transparency of the securities market.

Therefore, the elements of the infraction type (act, omission, practice or conduct affecting the transparency of the securities market) in this case contain as substantive components a deliberate or intentional concealment of information by the Issuer over time—information that, as noted, was disclosed solely as a result of investigative actions carried out by the Public Prosecutor’s Office, which summoned Mr. Romero to testify regarding contributions to the aforementioned presidential and congressional campaigns. It was during this testimony that the information regarding THE 2011 CONTRIBUTIONS and THE 2016 AGREEMENT was revealed. Moreover, it must be noted that it was following this testimony that Mr. Romero publicly disclosed the information via Twitter and the newspaper El Comercio, among others, as stated in the charges and in this Resolution.

Thus, the existence of a volitional element in the Issuer’s conduct of concealing relevant market information is evident—that is, the Issuer intentionally carried out the acts or circumstances described in the infraction type by failing to disclose THE 2011 INFORMATION and THE 2016 AGREEMENT. This is without regard to whether electoral regulations were complied with, which is outside the scope of this administrative proceeding.

In sum, the typification of the infractions underlying the two (02) charges contains as objective elements of the type: the conduct of concealment, the intent to conceal the information, and the impairment of securities market transparency. Accordingly, it is further determined that this infraction has the nature of a permanent infraction, insofar as the concealment persisted for approximately more than eight (08) years and more than three (03) years, respectively.

In the following table, the typification of the infractions committed by the Issuer and the objective elements that define the corresponding classification are presented:

No.	CHARGE	TYPE OF INFRACTION (in force at the date the events occurred)
1
The Issuer engaged in conduct that would have affected the transparency of the securities market by failing to disclose relevant information to the market regarding the Issuer’s cash contributions to the political party FUERZA 2011 during the 2011 presidential campaign.

Subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, in force at the time the infraction was committed, which establishes as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

2
The Issuer engaged in conduct that would have affected the transparency of the securities market by failing to disclose relevant information to the market regarding the Issuer’s agreement to make, through its subsidiaries, contributions to the political party PERUANOS POR EL KAMBIO during the 2016 presidential campaign.

Subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the time the infraction was committed, which establishes as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

Without prejudice to what has been previously concluded, it should be noted that the aforementioned concealment of information is also evidenced in the Issuer’s own description in its written submission of December 13, 2019, addressed to the IGSC, when it presented the “Chronology of facts or acts related to the 2011 CONTRIBUTIONS.” In this regard, the following should be indicated:

√
In his statement before the Public Prosecutor’s Office, Mr. Romero declared that, in coordination with Mr. Walter Bayly Llona (Mr. Bayly), they decided to support FUERZA 2011: “This, in Peru, was manifested through the ‘Great Transformation Project’ of candidate Ollanta Humala. Faced with this risk and an exceptional situation of exceptional risk for the companies I lead and for our country’s economy—even for democracy—we decided at CREDICORP, as a leading Peruvian corporate group, to use the tools at our disposal to confront this threat under the prerogatives I have as Chairman of the Board and chief executive of CREDICORP; and in coordination with Manager WALTER BAYLY, we decided to support the Party which, according to the polls, could defeat the Party financed by Venezuela.”

√
From the above declaration, it is clear that the decision was allegedly made solely by two (02) individuals: Mr. Romero and Mr. Bayly. As seen from the review of the chronology submitted by the Issuer, this information was not shared with any person within the Issuer’s corporate governance structure and was only disclosed to senior executives of the Issuer on the occasion of Mr. Romero’s testimonial statement before the Public Prosecutor’s Office—and even then, only several years later, between 2018 and 2019.

√
In this sense, according to the information submitted by the Issuer to the IGSC in the document “Chronology of facts or acts related to the 2011 CONTRIBUTIONS,” after the contributions to the 2011 presidential campaign were made, it was only in November 2018—seven (07) years later—that these contributions were disclosed to the following individuals within the Issuer’s corporate structure:[40]

o	Vice Chairman of the Board

o	Three (03) additional Directors of the Issuer

o	Deputy Chief Executive Officer

o	Chief Risk Officer

o	Head of Talent Management

o	Head of Legal

o	Chief Compliance and Ethics Officer

o	Head of Corporate Affairs

o	Investor Relations Manager

o	Chief Financial Officer

o	A Director of BCP

o	BCP Wholesale Banking Senior Manager

o	BCP Retail Banking Senior Manager

o	BCP Transformation Senior Manager

o	BCP Criminal Affairs Legal Manager

o	BCP Corporate Security Manager

Subsequently, after the rescheduling of Mr. Romero’s statement, information regarding the contributions was disclosed in November 2019, only a few days before the statement, to the following individuals:

o	Mr. José Espósito, Chief Corporate Audit Officer

o	Mr. Alfonso Cornejo Ruiz, AML/CFT Compliance Manager at BCP

40 In item 80 of this case file, the more detailed information can be found in: “80 - 2020016085 - Annex 6 - Response to Official Letter 5714‑2019 (6074‑2019) 30Dec2019.”

√
As evidenced from the above list of executives and/or officers of the Issuer and BCP, some were informed of the 2011 contributions only in November 2018, upon notification from the Public Prosecutor’s Office, and others were informed in November 2019, shortly before Mr. Romero’s statement.

√
It is clear, as reflected in the chronology presented by the Issuer, that no individual within the Issuer’s corporate governance structure was informed of the decision that Mr. Romero made jointly with Mr. Bayly in 2011—not until the years 2018 and 2019, due to the events described above.

√
It is important to consider that the individuals mentioned—regarding the Issuer—include the Vice Chairman of the Board, the Directors, the Deputy Chief Executive Officer, the Chief Risk Officer, the Talent Management Officer, the Head of Legal, the Chief Compliance and Ethics Officer, the Head of Corporate Affairs, the Investor Relations Manager, the Chief Financial Officer, the Chief Corporate Audit Officer; and, regarding BCP, a Director, the Wholesale Banking Senior Manager, the Retail Banking Senior Manager, the Transformation Senior Manager, the Criminal Affairs Legal Manager, the Corporate Security Manager and the AML/CFT Compliance Manager.

√
Therefore, we are faced with an event confirmed by the Issuer itself: THE 2011 INFORMATION was not only never disclosed as a material event to the market, but was also kept concealed internally within the organization in 2011, becoming known only due to the notice of the Public Prosecutor’s Office in November 2018, and in some cases shortly before the November 2019 statement.

√
In particular, and due to the special nature of their functions, it is important to emphasize that the Risk Manager and the Compliance Manager were informed only in 2018—and not in 2011—and that the Internal Audit Manager became aware only after the rescheduled statement of February 20, 2019. In other words, the Issuer’s executives theoretically most specialized in regulatory compliance and internal control were not informed of THE 2011 INFORMATION at the time of its occurrence in 2011, but only in 2018 and 2019.

Thus, the foregoing corroborates that the Issuer maintained a conduct of concealing relevant market information—conduct that extended even to senior internal officers—and supports the corresponding typification of the committed infraction.

Furthermore, nondisclosure of material events may result from negligence; however, that is not the case here. Concealing market‑relevant information for more than eight (8) years is not an act of negligence—it is a deliberate or intentional act of concealment, only revealed after a request by the SMV with the material event disclosure of November 21, 2019, and solely as a result of Mr. Romero’s testimony before the Public Prosecutor’s Office—information that likely would not have been known otherwise.

Accordingly, it is demonstrated that the charge does not violate the Principle of Specificity, because concealment does not depend on the lack of a duty of diligence—it is directly linked to an intent to cover up information, regardless of the ultimate motive or purpose of such concealment. This is the key distinction from the infraction type invoked by the Issuer in its defenses. Therefore, it is conclusively established that there is no improper typification of the infraction attributed to the Issuer.

The same reasoning applies to the Issuer’s Executive Committee agreement to make contributions totaling one hundred eighty (180) UIT, through its subsidiaries BCP, MIBANCO and PACÍFICO, to the political party PERUANOS POR EL KAMBIO during the 2016 presidential campaign. As in the previous case, there is intentional concealment.

In this case, although the political party PERUANOS POR EL KAMBIO reported these contributions to ONPE and they were published by that institution, for purposes of securities market disclosure, THE 2016 AGREEMENT remained concealed for more than three (3) years and was only revealed with the material event disclosure of November 21, 2019, following an SMV request and as a result of Mr. Romero’s statement as Chairman of the Issuer before the Public Prosecutor’s Office.

Additionally, it must be noted that transparency in the securities market is a supra‑individual legal interest, or diffuse interest, because it safeguards the interests of investors. As such, it is sectoral in nature: in the securities market, investors—whether individually or collectively—may be harmed when transparency norms are violated, preventing them from making fully informed investment decisions regarding the issuer and its securities.

Consequently, transparency—being a socially valued supra‑individual legal interest—must be protected, as it contributes to the strengthening and development of the securities market.

In this regard, it is reasonable to conclude that the Issuer decided to keep concealed THE 2011 INFORMATION and THE 2016 AGREEMENT, as their disclosure at the appropriate time could reasonably have influenced investors’ decisions regarding the Issuer’s securities or had an impact, as Mr. Romero himself acknowledges in the 2019 Annual Report.

Indeed, as evidenced by the facts and documentation in the case file, the Issuer voluntarily deprived investors and potential investors of the market of the opportunity to know, evaluate and decide based on such information. Through this concealment, harm was caused to market transparency and integrity, and to investor confidence in the information provided by the Issuer. Given that there have been two cases of concealment—revealed not by the Issuer’s initiative to repair the concealment but due to Public Prosecutor proceedings—it is reasonable to infer that information disclosed by the Issuer in compliance with its obligations may not be complete, truthful or timely. This, which in other circumstances would be speculation, becomes a probability based on the concealment of THE 2011 INFORMATION and THE 2016 AGREEMENT, raising a concrete alert and requiring, among other things, that the securities market supervisor (SMV) require the Issuer—and all issuers in general—to reinforce policies, practices, rules and internal procedures regarding material event disclosure, corporate governance and regulatory compliance, and implement periodic internal controls to provide reasonable assurance to shareholders, potential investors, the Board, stakeholders and the market at large that material events are communicated truthfully, sufficiently, and timely in accordance with the LMV, and applying rigorous quantitative, qualitative and common‑sense criteria replicating those of a reasonable investor.

It should also be noted that the Issuer’s concealment of information—constituting an infraction of securities market regulations—also harmed the SMV’s role as market supervisor, because by concealing such information, the Issuer deprived the SMV of the capacity to evaluate risks, conduct oversight or pursue supervisory actions. In other words, it prevented the SMV from effectively fulfilling its core functions.

Additionally, the repeated concealment of relevant information raises the question: if information was concealed in two cases, what assurance is there that it has not occurred, or will not occur, in other cases? To restore confidence in the Issuer’s compliance with its disclosure obligations, it will be necessary—as previously stated—for the Issuer to implement and/or strengthen its internal control and compliance mechanisms and procedures to ensure complete disclosure of required information, and to inform the market of such measures.

Accordingly, there is sufficient evidence demonstrating the concealment of THE 2011 INFORMATION and THE 2016 AGREEMENT, and that such concealment affected the transparency of the securities market.

Therefore, it is correct to affirm that the conduct of concealing relevant market information is contemplated in the infraction type set forth in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation for the first charge, and in subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation as amended by SMV Resolution No. 006‑2012‑SMV/01, for the second charge.

According to the foregoing, it has been demonstrated that in the present case there is no improper classification in the charges brought and, therefore, no violation of the Principles of Legality, Specificity, or Due Procedure. Notwithstanding this, further below we will analyze additional considerations regarding these principles, which the Issuer reiterates in its defenses as having been violated in the present administrative sanctioning proceeding.

2. REGARDING THE CONDUCT ATTRIBUTED

The Issuer argues that, in the present case, the conduct that should have been attributed to it is the failure to disclose information about the contributions made to the political party FUERZA 2011, as a material event. In the Issuer’s view, this is evidenced in the Charges Letter, where it is stated that the information regarding the contributions to the political party FUERZA 2011 should have been disclosed because it had the capacity to significantly influence investors’ decisions regarding the Issuer’s securities, and that the attributed conduct ceased with the disclosure of the material event on November 21, 2019.

In this regard, it should be emphasized that the fact that the IGCC stated in the Charges Letter that THE 2011 INFORMATION (cash contributions to the political party FUERZA 2011) and THE 2016 AGREEMENT (agreement to make contributions to the political party PERUANOS POR EL KAMBIO) should have been disclosed in a timely manner, and that the conduct ceased with the disclosure of the material event on November 21, 2019, does not imply that the infraction under analysis corresponds to the failure to disclose material events. Rather, these are significant facts whose concealment, as the core element of the Issuer’s conduct, corresponds to a very serious infraction. Therefore, the infraction types set forth in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation for the first charge, and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation as amended by SMV Resolution No. 006‑2012‑SMV/01 for the second charge, are appropriate, as they concern permanent infractions.

Furthermore, it should be reiterated that the conduct attributed to the Issuer is the concealment of relevant market information. It may even be argued that such concealment could extend to and impact the Issuer or its three (03) subsidiaries in other areas. In fact, it has already had an impact on BCP, the Issuer’s most important subsidiary (see ANNEX 1), since the contributions referred to in THE 2011 INFORMATION and THE 2016 AGREEMENT led its regulator, the Superintendency of Banking, Insurance and AFPs (SBS), to initiate an administrative sanctioning procedure, as evidenced in the material event disclosed on August 5, 2020 (File No. 2020027470), in which BCP reported:

Ref.: Material Events

Dear Sirs:

In accordance with the provisions of Article 28 of the Consolidated Text of the Securities Market Law approved by Supreme Decree No. 093‑2002‑EF, and with the Regulations on Material Events and Reserved Information approved by SMV Resolution No. 005‑2014‑SMV/01, we hereby inform you, in our capacity as issuer of a Material Event, that on date, through Official Letter No. 18770‑2020‑SBS, the Superintendency of Banking, Insurance and AFPs has notified Banco de Crédito del Perú (BCP) of the initiation of an administrative sanctioning proceeding resulting from the supervisory action carried out by the Ad Hoc Working Group created pursuant to Resolution SBS No. 5651‑2019 of November 29, 2019, to investigate and evaluate the actions carried out by BCP, Pacífico Seguros S.A., and Mibanco S.A. with respect to the contributions made to presidential election campaigns.

The infringements that the SBS attributes to BCP are four in number and refer to: (i) accounting records during the period between the months of November 2010 and September 2019, involving third‑party transactions in accounting account 1909; (ii) the lack of registration or errors in the registration of certain transactions that should have been recorded in the Operations Register during the period between November 2010 and September 2019; (iii) the lack of precise and complete preservation of the Operations Register within the time period established by law; and (iv) the lack of documentary evidence regarding the analysis of certain AML alerts.

Sincerely,

BANCO DE CRÉDITO DEL PERÚ

Thus, as shown in BCP’s material event, although the disclosed facts occurred (or were initiated) more than eight (8) and three (3) years ago, respectively, their subsequent revelation is generating impacts on the Issuer and its three subsidiaries. These are facts—real and evidenced—not assumptions by the Issuer, which repeatedly argues that the contributions referred to in THE 2011 INFORMATION and THE 2016 AGREEMENT are not material information, do not qualify as material events, and are insignificant relative to its financial statements. The reality demonstrates the opposite: that THE 2011 INFORMATION and THE 2016 AGREEMENT are material or relevant information that should have been disclosed to the market as material events, rather than kept concealed.

Therefore, it should be reaffirmed that the classification of the charge under subsection 1.6, numeral 1 of the Sanctions Regulation, and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation as amended by SMV Resolution No. 006‑2012‑SMV/01, maintains a direct correspondence between the conduct of concealment and the infraction type attributed to the Issuer—understood as a permanent, deliberate, or intentional infraction.

It should also be noted that the infraction type in subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation, currently set forth in subsection 2.10, numeral 2 of Annex I of the New Sanctions Regulation, refers only to the failure to disclose a material event. In this case, purely illustratively and considering that each case must be evaluated individually—and that every administrative sanctioning procedure involves a distinct evaluation of the conduct involved—it should be noted that the infraction concerning the “failure to disclose a material event” may be detected, among other situations, by the SMV when it knows that an event should have been disclosed and has not been communicated through a material event; or when there are not sufficient elements indicating a deliberate concealment of the material event; or when, during the investigative or sanctioning phase of an administrative proceeding, the Issuer can show that the nondisclosure was due to a lack of diligence or operational error, among other considerations and illustrative examples.

In this regard, the infraction type in subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation—currently subsection 2.10, numeral 2 of Annex I of the New Sanctions Regulation—protects the immediacy, urgency and timeliness required for the disclosure of material events, a circumstance that does not apply to the facts described in the Charges Letter. Indeed, the infraction type “failure to disclose a material event” does not aim to deter or sanction deliberate concealment of information for more than eight (8) and three (3) years, respectively.

Another element indicating concealment is the fact that the cash contributions to FUERZA 2011 were made through seventeen (17) transfers involving BCP and Atlantic Security Bank, following the Issuer’s instructions. As shown in the table below, these transfers were made between November 2, 2010 and May 20, 2011, in minimum amounts of US$ 100,000 and maximum amounts of US$ 500,000, amounting to a total of US$ 3,650,000. This method of withdrawing cash for the benefit of the political party FUERZA 2011 demonstrates the intention to conceal the contributions or the total amount contributed—by dividing them into smaller amounts to avoid detection had they been made in a single payment—and delivering them in cash, without banking traceability, and in briefcases outside the official premises of the Issuer or its subsidiaries, which could reasonably be classified as clandestine cash transfers.

In view of the flow of transactions used to make the cash deliveries to the political party FUERZA 2011, this clearly demonstrates that the conduct attributed to the Issuer corresponds to the very serious infraction typified in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation.

Year	N.°	Date of BCP Instruction for Cash Withdrawal	Effective Cash Withdrawal Date	Amount Effectively Withdrawn (US$)	Date of Credicorp Instruction to Atlantic Security Bank for Reimbursement to BCP	Effective Reimbursement Date to BCP
2010	1	11/02/2010	11/03/2010	200,000	11/15/2010	11/16/2010
	2	12/13/2010	12/13/2010	200,000	12/30/2010	12/30/2010
	3	12/27/2010	12/29/2010	300,000	12/30/2010	12/30/2010
Total disbursements 2010	700,000

Year	N.°	Date of BCP Instruction for Cash Withdrawal	Effective Cash Withdrawal Date	Amount Effectively Withdrawn (US$)	Date of Credicorp Instruction to Atlantic Security Bank for Reimbursement to BCP	Effective Reimbursement Date to BCP
2011	4	01/12/2011	01/12/2011	350,000	01/27/2011	01/28/2011
	5	01/25/2011	01/26/2011	100,000	01/27/2011	01/28/2011
	6	02/21/2011	02/23/2011	250,000	02/24/2011	02/25/2011
	7	03/08/2011	03/09/2011	100,000	04/01/2011	04/04/2011
	8	03/11/2011	03/14/2011	200,000	03/23/2011	03/28/2011
	9	03/17/2011	03/17/2011	250,000	03/23/2011	03/28/2011
	10	04/04/2011	04/06/2011	200,000	04/11/2011	04/13/2011
	11	04/13/2011	04/14/2011	500,000	04/18/2011	04/19/2011
	12	04/28/2011	04/29/2011	100,000	05/16/2011	05/17/2011
	13	05/04/2011	05/05/2011	100,000	05/16/2011	05/17/2011
	14	05/09/2011	05/10/2011	100,000	05/16/2011	05/17/2011
	15	05/18/2011	05/19/2011	200,000	05/27/2011	05/30/2011
	16	05/20/2011	05/20/2011	300,000	05/27/2011	05/30/2011
	17	05/20/2011	05/23/2011	200,000	05/27/2011	05/30/2011
Total disbursements 2011	2,950,000
Source: Information provided by the Issuer in response to Official Letter No. 5714‑2019‑SMV/11.1 (Case File No. 2019046686), as detailed in the IGSC Report, which forms part of the present case file.

3. REGARDING THE LEGAL BASIS OF THE DISCLOSURE OBLIGATION

With respect to the Issuer’s argument that, if the SMV considers that THE 2011 INFORMATION (cash contributions to the political party FUERZA 2011) and THE 2016 AGREEMENT (agreement to make contributions to the political party PERUANOS POR EL KAMBIO) should have been disclosed to the market by the Issuer—and that such consideration would imply that the authority understands these facts to be material events and that the Issuer should have complied with Article 28 of the LMV—the following must be stated:

Article 28 of the LMV provides that: “The registration of a given security or issuance program entails for its issuer the obligation to report to CONASEV, and, where applicable, to the relevant exchange or the entity responsible for operating the centralized mechanism, all material events, including ongoing negotiations, concerning itself, the security and any offering thereof, and to disclose such events in a truthful, sufficient and timely manner. The information must be provided to such institutions and disclosed as soon as the event occurs or the issuer becomes aware of it, as applicable.”

Consistent with Article 28 of the LMV, Article 7 of the Regulation on Material Events, Confidential Information and Other Communications, approved by CONASEV Resolution No. 107‑2002‑EF/94.10 (Former Regulation on Material Events), in force at the time THE 2011 INFORMATION occurred, provides that: “Material events must be reported as soon as possible through the means established by CONASEV and before being disclosed to any other person or media outlet, and no later than the business day following the adoption of the agreement or decision, or the occurrence of the event or act, as applicable.”

Likewise, consistent with Article 28 of the LMV, numeral 7.1 of Article 7 of the Regulation on Material Events and Confidential Information, approved by SMV Resolution No. 005‑2014‑SMV/01 (Regulation on Material Events), in force when THE 2016 AGREEMENT occurred, establishes that: “The Issuer must report its material event as soon as such event occurs or the Issuer becomes aware of it, and in no case later than the day on which it occurred or became known (…).”

Accordingly, it is considered that in compliance with the aforementioned rules, at the time the contribution and the agreement occurred, the Issuer was obligated to report THE 2011 INFORMATION and THE 2016 AGREEMENT to the SMV as relevant (material) events. It must be emphasized that material event disclosure rules primarily protect the transparency of information—ensuring that the market receives relevant information about the Issuer—and also protect immediacy and timeliness in disclosure, among other purposes, to preserve information symmetry (so that the market receives information under equitable and simultaneous conditions). Therefore, it cannot be argued that the Issuer’s conduct—concealing information for more than eight (8) years and more than three (3) years, respectively—constitutes merely a simple violation of timeliness in the disclosure of material events.

In this regard, this is not a scenario involving a simple omission of information disclosure, which is typified under subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation—currently subsection 2.10, numeral 2 of Annex I of the New Sanctions Regulation—as the Issuer argues.

Regarding the Issuer’s assertion that the Charges Letter repeatedly states that the information was material and therefore should have been disclosed, it is considered that THE 2011 INFORMATION and THE 2016 AGREEMENT—based on what has been presented and evidenced in this Resolution—do constitute material or significant information, as will be addressed in the relevant section of this Resolution. The Issuer’s counterargument on materiality relies solely on a quantitative perspective based on indicators or quantitative variables that it selectively considers and compares.

Furthermore, regarding the Issuer’s argument that the Charges Letter expressly states that the attributed conduct ceased upon disclosure of the 2011 and 2016 electoral contributions through the material event of November 21, 2019, at the SMV’s request—and that, according to the Issuer, this would imply that the SMV considered the conduct to be a failure to disclose a material event—it must be noted that although the material event of November 21, 2019 allowed the securities market to learn of the previously made contributions, such statement does not imply that the attributed conduct corresponded to the failure to disclose material events. THE 2011 INFORMATION and THE 2016 AGREEMENT were concealed for more than eight (8) and more than three (3) years, respectively—something entirely different from events disclosed belatedly or even late but voluntarily. In contrast, the circumstances in which this information emerged—after several years and only because it could no longer be concealed—within the context of a Public Prosecutor investigation clearly align with the conduct described in the Charges Letter: concealment of relevant information.

Thus, reiterating once again, the fact that the Charges Letter states that THE 2011 INFORMATION and THE 2016 AGREEMENT should have been disclosed in a timely manner, and that the conduct ceased with the disclosure of the material event on November 21, 2019, does not imply that the infraction corresponds to the failure to disclose a material event. It corresponds to a very serious infraction, given that the Issuer engaged in conduct of concealing relevant information, characterizing a permanent infraction. Simply stated, the conduct attributed to the Issuer is the concealment of significant information which, even today, continues to produce various effects and consequences that have impacted the Issuer and its three (03) subsidiaries, based on the facts set out in this Resolution.

Regarding the Issuer’s point that Memorandums Nos. 4365‑2019‑SMV/11.1 and 4804‑2019‑SMV/11.1 refer expressly to “indications of alleged non‑compliance in the disclosure of material events by Credicorp,” it must be noted that, as the Issuer acknowledges, these are merely indication reports. The authority responsible for classifying infractions and determining whether to initiate a sanctioning proceeding is the IGCC, as provided in numeral 1 of Article 49 of the ROF and the second paragraph of Article 9 of the New Sanctions Regulation.

Therefore, in the present case, regardless of the IGSC’s findings, and after assessing the relevant indications, the circumstances of the Issuer’s infractions were weighed, leading to the initiation of the sanctioning procedure for a very serious infraction, as evidenced in the Charges Letter.

Regarding the Issuer’s argument that its conduct corresponds to the failure to disclose material events under Article 28 of the LMV and the Regulation on Material Events—and thus constitutes a “serious” infraction, not a “very serious” one—and that, regarding the 2011 INFORMATION, prescription would have occurred, it must be emphasized that the infractions attributed are typified in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation (first charge) and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation as amended by RSMV No. 006‑2012‑SMV/01 (second charge). As such, being permanent infractions, neither the infraction nor the SMV’s authority to determine its existence has prescribed.

As stated, the infractions attributed to the Issuer ceased on November 21, 2019, when the IGSC required the Issuer to disclose, on that date and as a material event, the following: (i) the letter by Mr. Romero disseminated via Twitter on November 18, 2019, (ii) the Press Release published on the Issuer’s website on November 18, 2019, (iii) the interview published in El Comercio on November 19, 2019, and (iv) any other relevant information related to or derived from the three preceding documents that may be of interest to investors and potential investors.

Thus, it is considered that the Principle of Legality has not been violated in this proceeding, especially since the SMV has the authority—under the law—to classify infringing conduct of market participants and impose sanctions on those who violate the applicable rules.

Regarding the Issuer’s argument that the Charges Letter identifies Article 10 of the LMV as the breached obligation—and that such article merely establishes an informational principle concerning the quality of information disclosed to the market, whereas, in its view, the breached rule should be Article 28 of the LMV—it must be noted that the Issuer did not disclose THE 2011 INFORMATION or THE 2016 AGREEMENT when required, and did so many years later. This constitutes a very serious impairment of the transparency referred to in Article 10 of the LMV—that is, that all information disclosed to the market must be truthful, sufficient, and timely.

Article 10 of the LMV is a guiding norm whose purpose is to safeguard market transparency (Title II “Market Transparency” of the LMV). Besides being a fundamental principle of the securities market, it also constitutes a duty and an obligation applicable to all market participants. Therefore, based on the facts described—namely, the Issuer’s conduct of concealing THE 2011 INFORMATION (for more than 8 years) and THE 2016 AGREEMENT (for more than 3 years)—it can be validly concluded that these specific acts constitute a violation of the principle of transparency, which is fundamental for the existence and functioning of the securities market.

Moreover, Article 10 of the LMV—based on the principle of legality—establishes the minimum standard for information disclosed to the market (“truthful, sufficient and timely”). Non‑compliance necessarily impacts the classification of the infraction: if concealing relevant market information were treated as a mere omission, it would encourage market participants to deliberately conceal relevant information, regardless of whether it may affect the market. Thus, consistent with the Principle of Specificity, violation of Article 10 of the LMV is appropriately classified under subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation as amended by SMV Resolution No. 006‑2012‑SMV/01.

Accordingly, the concealment of relevant information in the securities market—as occurred in this case for more than eight (8) and more than three (3) years—cannot be considered a simple “nondisclosure” or omission and therefore cannot be classified under subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation. If, hypothetically, this were accepted, it would pose a serious threat to market transparency and investor protection, since it would create a perverse incentive for potential offenders to deliberately conceal information: they might conclude that it is more advantageous to hide information than disclose it, since, if detected, they would only face a “serious” infraction with a fine of up to 50 UIT. From a supervisory standpoint, such a result is neither reasonable nor legally sound. Accepting the Issuer’s simplistic argument—that all undisclosed or concealed information should automatically be sanctioned under the “failure to disclose material events” category—would effectively encourage issuers to hide relevant information, undermining the very essence of the securities market. Such a reductionist argument lacks legal basis and contradicts basic logic and common sense.

Regardless of the fact that, legally, the infraction type applied in the Charges Letter is the correct one, it is additionally necessary to send the proper signals to the market: concealment of relevant information will lead to the most severe consequences legally possible, including the most stringent administrative measures and the highest sanctions permitted under the law. The supervisor must act with the utmost rigor to deter and penalize conduct that harms market transparency, investor protection, confidence and integrity in the market, regulatory compliance, and the supervisory mission of the SMV.

In conclusion, subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation—which the Issuer argues should have been applied—does not correspond to the Issuer’s conduct or to the infraction committed.

Finally, since the Issuer repeatedly reiterates this argument throughout its defenses, this Resolution provides evidence‑based grounds rejecting the Issuer’s claims, and the conclusion stated in the preceding paragraph is reaffirmed.

4. THE ALLEGED INTENT TO CONCEAL DOES NOT CHANGE THE INFRACTION

According to the analysis repeatedly conducted regarding the charges formulated and the defenses presented by the Issuer, it has been demonstrated that the Issuer intended to conceal for years THE 2011 INFORMATION (contribution to the political party FUERZA 2011) and THE 2016 AGREEMENT (agreement to contribute to the political party PERUANOS POR EL KAMBIO) and, consequently, it has been shown that the Issuer deliberately decided to conceal such information relevant to the market and that this concealment affected the transparency of the securities market.

Regarding the Issuer’s position that “We have demonstrated that Credicorp did not intend to conceal relevant information. However, even assuming, for the sake of argument, that such intent existed, this intentional element does not justify a change in the classification. At most, it could be relevant as a criterion in the determination of the sanction,” it is necessary to clarify the following:

This argument lacks foundation because THE 2011 INFORMATION and THE 2016 AGREEMENT constitute relevant information for the market, since, independently of the impact on market transparency, the Issuer’s investors could have been affected insofar as they should have known at the time that the Issuer had decided to financially support a political ticket during the 2011 and 2016 presidential campaigns, and, if applicable, make an investment decision accordingly. Such evaluation could not occur because the Issuer decided to keep the information secret for more than eight (8) years and more than three (3) years, and it was revealed only when compelled by prosecutorial investigations.

In this regard, the intent to conceal or cover up the information does affect the definition of the applicable infraction type, because this is a conduct of intentional character that was kept secret for several years. Therefore, it is reiterated that the infraction types applied to the Issuer are those established in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation as amended by SMV Resolution No. 006‑2012‑SMV/01.

Furthermore, in the infraction related to the concealment of information relevant to the market, intentionality is part of the infraction type (subjective element of the type); therefore, it is unfounded to argue that intent does not change the infraction of failing to disclose material events of significant relevance. As previously stated, the conduct attributed to the Issuer consists of having concealed significant information which, since being made public, has generated visible effects and impacts on the Issuer and its three (03) subsidiaries.

Therefore, it must be reiterated that the classification of the charge under subsection 1.6, numeral 1 of the Sanctions Regulation and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation as amended by SMV Resolution No. 006‑2012‑SMV/01, corresponds precisely to concealment conduct, understood as a manifestly intentional, permanent infraction.

Likewise, since the Issuer reiterates it, it must again be emphasized that subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation—currently subsection 2.10, numeral 2 of Annex I of the New Sanctions Regulation—refers to an action of failing to disclose a material event, in which no intentional or volitional element is present. Therefore, concealment of significant information in the securities market for more than eight (8) years and more than three (3) years cannot and must not be considered a simple omission in the submission of information—an omission that would be more consistent with lack of diligence or inadvertent error, not with a deliberate decision to keep information secret.

Regarding the Issuer’s argument that failing to disclose relevant information that affected market transparency does not turn the alleged infraction into another infraction type, the following must be stated:

Market transparency is understood in doctrine as “the market’s ability to generate and disseminate information on prices and quantities. Sound decision‑making requires investors to have access to all information necessary to select the investment that best suits their interests. It is also evident that access to such information must be as rapid as possible and under equal conditions for all participants. Therefore, high market transparency enables investors to know at all times the situation of the market and, more specifically, the situation of each security admitted to trading (…) When determining the level of transparency of a market, we must consider issues such as the degree of access to market information; the immediacy of information; the degree of aggregation of information (…).”41

Thus, Article 10 of the LMV—which governs information quality—has a purpose, a guarantee, a function: that the securities market operates with information and transparency, which is its very essence. The securities market cannot exist without information. It cannot be accepted that a market participant (the issuer) intentionally decides not to disclose, to withhold, or to conceal information from those who have a legitimate interest in knowing it: the shareholders who own the issuer, other issuers with similar obligations who may imitate such conduct, and the supervisor who must ensure compliance with disclosure obligations. Additionally, information disclosed to the market must be truthful, sufficient and timely, so that investors receive similar information within the same time horizon.

Therefore, as doctrine and securities regulation recognize, transparency is the legally protected interest, and its impairment can arise from different typified behaviors. In this case, the infraction types charged—unlike the one invoked by the Issuer—seek to protect the legal interest of market transparency, with the differentiating factor being the conduct of concealment, which has been demonstrated. Here, the Issuer’s conduct is not a mere omission in the disclosure of a material event; it constitutes a deliberate conduct aimed at keeping secret relevant information that should have been disclosed to the market.

The Issuer argues that “mandatory disclosure” is one of the most important mechanisms to achieve market transparency. We agree with the Issuer in this regard; however, applying mandatory disclosure means the Issuer should have complied with this obligation when it made the contributions to FUERZA 2011 and when the Executive Committee adopted the agreement to make contributions to PERUANOS POR EL KAMBIO.

41 PÉREZ CARBALLO, Alfonso. “La protección de los inversores y la transparencia” En “El Espacio Financiero Único en la Unión Europea”. Marcial Pons, Ediciones Jurídicas y Sociales S.A. Madrid, 2005, p. 657.

The Issuer argues that in previous cases involving failure to disclose highly relevant information—even intentional—the SMV did not attempt to create a new infraction type but applied the “failure to disclose material events of significant impact” infraction, and that intent is only relevant for sanction determination. It cites SMV Deputy Superintendency Resolutions Nos. 033‑2019‑SMV/11, 062‑2013‑SMV/11 and 056‑2016‑MV/11.

However, the circumstances in those cases are different. The conduct in those resolutions corresponds to the infraction “failure to disclose material events of significant impact,” under subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation. These were different facts occurring under different conditions. In contrast, the Issuer’s conduct consists of the concealment of relevant information, typified under subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation: “Engaging in conduct that undermines market transparency.” The distinction lies in that the infraction attributed to the Issuer involves concealment of relevant information, where intentionality is part of the infraction type (subjective element), unlike the omitted‑disclosure infraction—which generally reflects negligence.

Nevertheless, different circumstances and fact patterns can arise. For example, the omission of disclosure may also involve intentionality when, for instance, the SMV detects information that must be disclosed, requests its disclosure, and the issuer refuses—even requiring the SMV to publish the information itself. In such a case, the nondisclosure infraction becomes intentional.

Moreover, as previously noted, subsection 2.14 of numeral 2 of Annex I of the Sanctions Regulation (now subsection 2.10 of the New Sanctions Regulation) applies to omissions occurring within a short or immediate timeframe, because timeliness is inherent to material event disclosure. However, concealing information intentionally for more than eight (8) and three (3) years does not fit the omission‑of‑disclosure infraction.

Thus, from the perspective of typification, the infraction set forth in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation has a close relationship with the Issuer’s conduct of intentionally concealing relevant information—information whose subsequent disclosure has produced effects and impacts on the Issuer and its subsidiaries.

This infraction is intimately linked with the legally protected interest at the core of Article 10 of the LMV: the transparency of the securities market. Infraction of the latter can be sanctioned in application of the infraction type set forth in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation. In other words, there is a concrete act that falls squarely within this infraction type, whose purpose is to safeguard the transparency of the securities market.

Finally, regarding the Issuer’s argument that the SMV applied a generic infraction type with a higher sanction and that this violates due administrative procedure, this argument is refuted in this Resolution. It must be reiterated that no generic infraction has been applied; rather, the infraction type used is the one that corresponds to and fits the Issuer’s conduct.

5. REGARDING THE ALLEGED VIOLATION OF THE PRINCIPLES OF ADMINISTRATIVE SANCTIONING LAW

Principle of Specificity and Principle of Legality

With respect to the Issuer’s references to the principles of Specificity and Legality, we agree with the Issuer when it states that specificity refers to the legal description of a specific conduct. We also agree with the Issuer when it cites the well‑known Constitutional Court decision referring to the sub‑principle of specificity and exhaustiveness, which constitute manifestations or materializations of the principle of legality.

We likewise agree with the Issuer when it states that, for the State to sanction administered parties, the specific conduct being sanctioned must be duly typified.

However, considering what has been outlined previously on this matter, it must be stated here that what is not admissible is that the Issuer—based on these arguments and citations of the Constitutional Court and various authors—attempts to claim that it should have been charged with the infraction type set forth in subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation (in force at the time the events occurred) and not with subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation (cash contributions to the political party FUERZA 2011), nor with subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation (agreement regarding contributions to the political party PERUANOS POR EL KAMBIO).

As stated earlier, the conduct attributed to the Issuer consists of having concealed relevant information from the securities market, which—even after the passage of years—has generated and continues to generate effects or impacts on the Issuer, as previously noted. It must be emphasized that the conduct executed by the Issuer fits squarely within the infraction type applied by the instructing authority. This is supported by factual circumstances evidenced in the record, including what the Issuer itself reported: that the cash contributions to the political party FUERZA 2011 consisted of seventeen (17) transfers involving BCP and Atlantic Security Bank, ordered by the Issuer, occurring between November 2, 2010 and May 20, 2011, in minimum amounts of US$ 100,000 and maximum amounts of US$ 500,000, totaling US$ 3,650,000. Thus, this method of withdrawing or delivering cash, along with other details and circumstances evidenced in the case file, demonstrate the intent to conceal the contributions by dividing them into smaller amounts that would not attract attention had they been delivered in a single transaction, and by avoiding banking traceability—among other circumstantial elements acknowledged by the Issuer in its responses and described in the IGSC Report.

For these reasons, and in observance of the Principle of Specificity, it must be reiterated that the classification of the charge under subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation as amended by SMV Resolution No. 006‑2012‑SMV/01 corresponds precisely to the conduct of concealment, understood as a permanent and intentional infraction.

Accordingly, the formulation of the charges is coherent and strictly observes the Principles of Legality and Specificity. Moreover, it is appropriate to highlight the powers vested in the SMV to impose sanctions and establish infraction types applicable to violations committed. Article 342 of the LMV provides that persons within the scope of that law are subject to sanctions by the SMV if they commit infractions of its provisions or of the general rules issued by the SMV—thus satisfying the Principle of Legality.

Likewise, under Article 3, numeral 9 of the LOSMV, it is the responsibility of the Superintendent of the Securities Market to impose sanctions on those who violate norms within its jurisdiction. Likewise, it is the responsibility of the SMV’s Board, pursuant to subsection (d) of Article 5 of the LOSMV, to typify infractions. Thus, the Principle of Specificity is satisfied, and consequently, so is the Principle of Legality.

Additionally, Article 13 of the New Sanctions Regulation states that “The General Compliance Intendencies, each within their respective areas of competence, are the investigative bodies responsible for conducting the investigation during the investigative phase.”

Therefore, there is no indication that the present administrative sanctioning procedure has been carried out in violation of the Principles of Legality or Specificity. The fact that the Issuer considers the charges to be incorrect and that a different infraction type should have been applied does not amount to a violation of those principles. Rather, what is expected is an adequate defense specifically addressing the charges raised—something not observed in the Issuer’s submissions—although this does not imply any restriction on its right to defense. The central point of the charges attributed to the Issuer is its intentional conduct of concealing information for more than eight (8) years and more than three (3) years, and that such concealment was not remedied voluntarily but only emerged due to a prosecutorial investigation regarding possible criminal offenses.

Regarding the Principle of Speciality, as invoked by the Issuer, it must first be clarified that Peruvian administrative law incorporates, as part of the administrative sanctioning procedure, the concept of concurrence of infractions, in accordance with numeral 6 of Article 248 of the TUO of the LPAG (ideal concurrence)42 and Article 29 of the New Sanctions Regulation (which regulates real concurrence of infractions)43.

In this regard, neither the TUO of the LPAG nor the current or prior Sanctions Regulations incorporate the Principle of Speciality as understood in criminal law—i.e., a tool used to resolve Apparent Conflict of Laws through sub‑principles such as subsidiarity, absorption (consunción), and alternativity, which are typically applied by criminal courts when different criminal statutes appear applicable to the same facts.

Nonetheless, based on the citations provided by the Issuer, it appears that it makes an extensive interpretation of criminal law principles when arguing that, “in the presence of a concurrence of laws, the special provision must prevail over the general one, as it regulates more precisely and completely the infraction. If the act in question can be subsumed under two criminal offenses, or under two administrative offenses, the special rule must be chosen.” (According to the Issuer.)

In response, reference may be made to Professor Luis Miguel Bramont‑Arias Torres regarding Apparent Conflict of Laws: “It is a problem of interpretation that arises when the active subject performs an action that could apparently be classified under more than one criminal type, when in reality only one should apply. As Carlos Creus states: ‘(…) multiple classification becomes a single classification (hence the term “apparent” concurrence) when one of the types displaces the others, leaving only the displacing type applicable.’” Likewise, Professor Mir Puig states: “(…) when one or several acts fall under several criminal provisions but only one may be applied, because applying them jointly would result in bis in idem. This occurs whenever one provision fully encompasses the disvalue of the act(s) in question.”

42 “6. Concurrence of Violations.— When a single conduct qualifies as more than one violation, the sanction established for the most serious violation shall apply, without prejudice to any other liabilities established by law that may also be enforced.”
43 “Article 29.— Concurrence of Violations.— When a single conduct qualifies as more than one violation, the sanction established for the most serious violation shall apply. Likewise, when several conducts qualify as more than one violation, the sanction corresponding to the most serious violation shall be imposed.”

As Professor Mir Puig emphasizes, the decision as to when there is a concurrence of laws (and thus a single offense) rather than a concurrence of offenses, as well as, where applicable, the determination of which rule is preferable and which one should be displaced, depends on the interpretation of the different criminal norms involved. In order to guide a proper interpretation of the issue of apparent concurrence of laws, legal doctrine has established a series of principles such as: specialty, alternativity, subsidiarity, and consumption.44

Regarding the Principle of Speciality specifically, the same professor notes: “1) Principle of Speciality: The rule is that the special type displaces the general type, which occurs when there is a relationship between a basic offense and a derivative offense. The special type necessarily includes the general type, but not every conduct that fits the general type can be subsumed under the special type. In this sense, professor Berdugo: “(…) the legislator obligates to opt for the special rule instead of the general one; that is, that which presents all the elements of the latter plus one or more specific ones.” For example, article 107 of the Criminal Code sets forth that the offense of parricide displaces the offense of homicide.”45

Given the foregoing, we consider that the Issuer’s argument—namely, that the proper classification should have been the infraction under subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation (as amended), and that the SMV opted to apply a more general and more severely sanctioned infraction type—lacks merit. In this regard, the following should be reiterated and/or added:

In this case, there is no Apparent Conflict of Laws, and therefore the Principle of Speciality does not apply. The Issuer’s conduct of concealment does not fall under more than one infraction type; rather, it fits solely within subsection 1.6 and 1.5 of numeral 1 of Annex I of the Sanctions Regulation. Thus, it is clear that we are dealing with two infraction types with objective elements distinct from those the Issuer claims apply (subsection 2.14 of numeral 2). Although both types aim to protect market transparency—like other infraction types (e.g., performing unauthorized operations, violating restrictions, engaging in prohibited activities, or submitting false or inaccurate information to the SMV)—they differ in their core objective elements.

Additionally, the infraction types under subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation and subsection 1.5, numeral 1 (as amended by Resolution SMV No. 006‑2012‑SMV/01) are not generic, as the Issuer claims. As previously demonstrated, the Issuer engaged in a prolonged pattern of concealing relevant information. Conversely, the infraction type under subsection 2.14, numeral 2 involves an omission lacking any volitional element—there is no intent to conceal.

Accordingly, the Issuer was correctly classified under the infraction types in subsection 1.6, numeral 1 and subsection 1.5, numeral 1, and thus the Issuer’s assertion that the Charges Letter conducted an improper classification is incorrect. There has also been no violation of numeral 3 of Article 254.1 of the TUO of the LPAG. The charges were properly notified, the facts were clearly described, the applicable infractions were properly classified, and potential sanctions were stated; therefore, the Issuer’s argument has no basis.

44 BRAMONT–ARIAS TORRES, Luis Miguel. Interpretación de la ley penal, Revista Derecho & Sociedad N° 20, 2003, p. 182.
45 BRAMONT–ARIAS TORRES, Luis Miguel. Op cit., p. 183.

Similarly, there has been no violation of numeral 1.1 of Article IV of the Preliminary Title of the TUO of the LPAG. The sanctioning procedure respects the Principle of Legality: it has been carried out in accordance with the Constitution, the law, and applicable regulations. The Issuer presented its defenses, requested and received an oral hearing, and submitted all arguments and evidence it considered appropriate. Accordingly, the proceeding has observed the principles of administrative sanctioning authority contained in Article 248 of the TUO of the LPAG.

Based on the foregoing, the present sanctioning procedure has not violated the Principle of Legality, the Principle of Specificity, nor the Principle of Speciality, as it has been conducted in accordance with applicable law, rights, and regulatory provisions.

Evaluation of the Principle of Predictability

The Issuer asserts that there have been other administrative sanctioning proceedings in which issuers failed to disclose material events repeatedly and intentionally, and that in those cases the SMV correctly applied the infraction set forth in subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation in force at the time the events occurred.

The Issuer also refers to Resolutions Nos. 033‑2019‑SMV/11, 069‑2017‑SMV/11, and 064‑2017‑SMV/11, and states that in those cases the companies under investigation were not sanctioned under subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation (in force at the time), which establishes as a very serious infraction “carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market,” but rather that the reasoning was based on the infraction set forth in subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation in force in 2011, referring to “failure to disclose material events that have significant impact on the market.”

In this regard, the Issuer argues that the SMV has established a criterion whereby, for conduct such as that attributed in this sanctioning proceeding, the applicable infraction is that set forth in subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation. The Issuer further maintains that it is contrary to the Principle of Predictability for the administration to depart unexpectedly from a criterion it has consistently applied for years and to suddenly apply a different infraction type to events that occurred in 2011 and 2016. Accordingly, the Issuer claims that, in this case, the administration is treating the regulated party discriminatorily and therefore violating the Principle of Impartiality set forth in numeral 1.5, Article IV of the Preliminary Title of the TUO of the LPAG.

In this respect, it must be noted that Article 248 of the TUO of the LPAG establishes the special principles governing the sanctioning authority of administrative entities; however, the so‑called Principle of Predictability is not explicitly included among them. Instead, this principle belongs to the general principles of administrative procedure, as set forth in subsection 1.15, numeral 1, Article IV of the Preliminary Title of the TUO of the LPAG.46 Nevertheless, given the Issuer’s claim that the Charges Letter violates this principle, clarifications are necessary. This does not detract from the fact that the general principles of administrative law inspire and enable the functioning of a rule‑of‑law state and apply across all administrative law branches.

46 “1.15. Principle of Predictability or Legitimate Expectation.— The administrative authority provides the administered parties or their representatives with truthful, complete, and reliable information regarding each procedure under its responsibility, so that, at all times, the administered party may have a clear understanding of the requirements, steps, estimated duration, and possible outcomes that may be obtained. The actions of the administrative authority are consistent with the legitimate expectations reasonably generated for the administered parties by administrative practice and precedent, except when, for reasons expressly stated in writing, it decides to depart from them.
The administrative authority is bound by the prevailing legal framework and may not act arbitrarily. In this sense, the administrative authority may not unreasonably or without proper justification vary the interpretation of the applicable regulations.”

The Issuer, in its defenses and in footnotes, refers to Resolutions Nos. 033‑2019‑SMV/11, 069‑2017‑SMV/11, and 064‑2017‑SMV/11. Those resolutions correspond to sanctioning proceedings with particular characteristics—such as the type of information not disclosed, the timing of disclosure (if any), and the circumstances surrounding the commission of the infractions—which even resulted in different fines. The principle of reasonableness, the specific circumstances of each infraction, and the sanctioning criteria established in the Sanctions Regulation were taken into account in those cases.

Thus, the Issuer cannot assume that the SMV established a criterion based on those resolutions, nor that such alleged criterion must be applied going forward or in the present case. Applying the Principle of Predictability to different facts, different contexts, and different circumstances of infractions is inappropriate, because each unlawful and sanctionable act responds to the particular situation of each regulated party.

Additionally, it should be noted that the cases cited by the Issuer have not been declared binding and therefore do not constitute administrative precedents, as described in numeral 2.8 of Article V (“Sources of administrative procedure”) of the TUO of the LPAG, nor under Article VI regarding administrative precedents.

Furthermore, adopting a uniform criterion for different conduct—as the Issuer proposes, i.e., that its conduct be classified under subsection 2.14, numeral 2 of Annex I (“failure to disclose a material event of significant impact”)—would improperly restrict the autonomy and authority of the instructing body. In sanctioning proceedings, the Issuer must base its defense on the specific facts attributed, which are clearly described in the Charges Letter. Therefore, there is no violation of the Principle of Predictability, much less the Principle of Impartiality.

Principle of Due Procedure

The Issuer claims that the Charges Letter violates the Principle of Due Procedure, set forth in subsection 1.2, numeral 1 of Article IV of the Preliminary Title of the TUO of the LPAG, arguing that the present case violates its right to defense because the SMV has incorrectly attributed the alleged infringing conduct, preventing the Issuer from properly defending itself in the sanctioning proceeding.

In this regard, it must be clarified that the Issuer mistakenly interprets the alleged violation of due procedure simply because it disagrees with the charges formulated in the Charges Letter.

In the present case, there is no violation of the Principle of Due Procedure, as no impediment or limitation has been imposed on the Issuer’s ability to present arguments, request oral hearings, or submit information.

Therefore, the requirements of subsection 1.2, numeral 1 of Article IV of the Preliminary Title of the TUO of the LPAG are met, which states:

In this sense, the administrative authority may not unreasonably or without proper justification vary the interpretation of the applicable regulations.”

“Article IV. Principles of administrative procedure

1.	The administrative procedure is based essentially on the following principles, without prejudice to other general principles of Administrative Law:
(…)
1.2.
Principle of due procedure. – Administered parties enjoy the rights and guarantees inherent to due administrative procedure. Such rights and guarantees include, without limitation, the rights to be notified; to access the case file; to refute the charges attributed; to present arguments and submit additional statements; to offer and produce evidence; to request the use of the floor, when applicable; to obtain a reasoned decision, grounded in law, issued by a competent authority within a reasonable time; and to challenge decisions that affect them. The institution of due administrative procedure is governed by the principles of Administrative Law. Procedural law rules apply only insofar as they are compatible with the administrative regime.

(…)”

Additionally, numeral 2 of Article 248 of the TUO of the LPAG provides:

“2. Due procedure.‑ No sanctions may be imposed unless the corresponding procedure has been carried out, respecting the guarantees of due procedure. The procedures that govern the exercise of sanctioning authority must establish an appropriate separation between the investigative phase and the sanctioning phase, entrusting them to different authorities.”

In accordance with the Principle of Due Procedure established in the TUO of the LPAG, the administered party has rights and guarantees such as the rights to be notified, to access the case file, to refute the charges brought, to present arguments, to submit additional statements, to offer and produce evidence, to request the right to be heard, and to obtain a reasoned decision, among others.

In this regard, the Constitutional Court has stated the following in its judgment issued in Case No. 5514‑2005‑PA/TC:

“3. (…) the right to due process, enshrined in Article 139(3) of the Constitution, as this Court has reiterated in its jurisprudence, is a guarantee which, although it naturally applies in the judicial sphere, is also applicable to administrative sanctioning proceedings. In this sense, due process—and the rights that form part of it, e.g., the right of defense and the requirement that administrative decisions be duly reasoned—are applicable within the institutional activity of any legal entity, especially when the possibility exists of imposing a sanction as severe as expulsion.

4. Accordingly, the right of defense in administrative sanctioning proceedings is established as a guarantee for the protection of the rights that may be affected by the exercise of the administration’s sanctioning powers. It guarantees, among other things, that a person subject to an investigation—whether judicial or administrative—where rights and interests are at stake, has the opportunity to contradict and argue in defense of such rights and interests. For that purpose, the charges must be communicated beforehand and in writing, accompanied by the corresponding evidentiary support, and a reasonable deadline must be granted so that—through the submission of the relevant defenses—the individual may fully exercise his or her legitimate right of defense. This right is therefore violated when the holders of rights and legitimate interests are prevented from exercising the legal means necessary for their defense.” (Emphasis added)

Consequently, as previously noted, the Issuer’s conduct has been correctly classified under the infraction type contained in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.1047, in force at the start of the commission of the infraction, and subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the time the infraction was committed.

Likewise, it is verified that the IGCC has complied with numeral 3 of Article 255 of the TUO of the LPAG by notifying the Charges Letter, including the facts attributed, the classification of the infractions, the specification of possible sanctions, and the competent authority and corresponding legal basis. Similarly, the Issuer has exercised its right of defense by presenting its written defenses and arguments, requesting oral reports, and submitting documentation as evidence.

In light of the foregoing, the present sanctioning proceeding has not violated the Principle of Due Procedure, as both the Investigating Body and the Sanctioning Authority have respected the rights and guarantees inherent to due administrative procedure, as evidenced in the case file.

6. REGARDING THE ALLEGED ABSENCE OF A SPECIFIC OBLIGATION TO REPORT POLITICAL CONTRIBUTIONS

It is appropriate to clarify that the purpose of this sanctioning proceeding is not to determine whether the Issuer complied with electoral regulations, since electoral regulation and securities market regulation are independent legal frameworks.

In that regard, even if information regarding contributions made in favor of a political party has special treatment under electoral regulations, under securities market regulations the Issuer was obligated to disclose the information that is the subject of the charges as a material event at the time the events occurred, given the significance that the Issuer itself acknowledged at the time, publicly highlighting the importance of these cash contributions.

Regarding the Issuer’s assertion that there is no specific obligation to report political contributions, it is important to clarify the scope of the provisions governing material event disclosures in the securities market. For illustrative purposes:

Article 3 of the Regulation on Material Events48 (currently in force) defines a material event as any act, decision, agreement, fact, ongoing negotiation, or information concerning the issuer, its securities, or business that has the capacity to significantly influence: (i) the decision of a reasonable investor to buy, sell or hold a security, or (ii) the liquidity, price, or market quotation of the issued securities. A similar definition appears in Article 4 of the former Regulation on Material Events, applicable at the time of the cash contributions to the political party FUERZA 2011.

47 By means of SMV Resolution No. 006-2012-SMV/01, in force since April 17, 2012, subsection 1.6 of item 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055-2001-EF/94.10, was amended, replacing this subsection with subsection 1.5 while preserving the same wording of the type of infringement. Likewise, through SMV Resolution No. 028-2016-SMV/01, the aforementioned subsection 1.5 was amended, maintaining the same wording of the type of infringement and adding an additional scenario.

48Article 4.— Material Events. The following are considered material events:
1.	Acts, facts, decisions, and agreements that may affect an issuer and its business, as well as the companies that form part of its economic group.
2.	Information that directly affects or may significantly affect the determination of the price, supply, or trading of securities registered in the RPMV.

Likewise, Article 4 of the Regulation on Material Events (currently in force) states that, to determine whether information has significant influence, the issuer must consider the significance of the act, agreement, fact, ongoing negotiation, decision, or set of circumstances: (i) on its operations, assets, results, financial situation, or general commercial or business position; (ii) on its securities or their offering; or (iii) on the price or trading of its securities.

Similarly, numeral 5.2 of Article 5 of the Regulation on Material Events establishes:

“5.2. The items listed in the Annex must be disclosed as material events when they have the capacity to significantly influence as defined in Articles 3 and 4. If any act, decision, agreement, fact, or ongoing negotiation is not listed in said Annex, this does not imply that it cannot qualify as a material event; it must be disclosed as such if it meets the criteria established in the aforementioned articles. (…)”

It must be noted that the list contained in Annex 1 of the Regulation on Material Events is merely referential. Events not listed must nevertheless be disclosed if they meet the materiality criteria established in the regulation. The analysis regarding the materiality of THE 2011 INFORMATION (cash contributions to FUERZA 2011) is addressed in the corresponding section evaluating the Issuer’s defenses.

In applying the Regulation on Material Events, several scenarios may arise. Focusing on the most frequent:

First scenario:
Events that are public by virtue of a special legal provision and simultaneously constitute material events either because they are included in Annex 1 or because they are sufficiently material.

For example, notices of shareholders’ meetings. These must be published in the official newspaper and another newspaper of wide circulation under the General Corporations Law, and issuers must also disclose them as material events. The existence of a separate statutory mechanism for publication does not exempt the issuer from its material event disclosure obligation.

Second scenario:
Events that are not public under their special regulation but are public under material event rules because they are included in Annex 1 or because they meet the materiality criteria.

Examples include: (i) disclosure of transfers of shares by persons directly or indirectly holding 10% or more of the issuer’s capital; and (ii) discovery of new resources or development or acquisition of technologies with significant business impact. Although these events may conflict with corporate confidentiality or trade secrets, material event regulations prevail.

3.	In general, information necessary for investors to form an opinion about the inherent risk of the company, its financial condition, and its operating results, as well as of the securities issued.

Third scenario:
Events not public under any special regulation and not included in Annex 1, but still requiring disclosure because they are material under Articles 3 and 4.

For example, the granting of precautionary measures affecting the issuer’s assets, or being named as a third civilly liable party—matters not expressly referenced in the Regulation but capable of having significant impact.

Applying the above analysis to THE 2011 INFORMATION, the necessary elements are present for it to qualify as a material event under Article 4 of the former Regulation on Material Events and Articles 3 and 4 of the current Regulation in force at the time of the cash contributions to the political party PERUANOS POR EL KAMBIO. It should therefore have been disclosed, regardless of the absence of a special electoral rule requiring contributors themselves to disclose contributions.

Moreover, it is easily verifiable in the material event section of the Securities Market Portal (www.smv.gob.pe) that not all material events disclosed by the Issuer correspond to those listed in Annex 1. Therefore, its conduct in practice is inconsistent with the position it asserts in this proceeding.

Accordingly, the opinion of the attorney from Zegarra & Schipper Abogados Consultores concluding that “a contributor such as Credicorp could not be responsible for failing to report such contributions” is irrelevant to justify the Issuer’s concealment of the 2011 cash contributions to FUERZA 2011. While political parties are responsible for reporting contributions to ONPE, this does not exempt the Issuer from its independent disclosure obligations under securities regulations.

7. SPECIFIC DEFENSES REGARDING THE FIRST CHARGE: THE 2011 INFORMATION

7.1. REGARDING THE PRESCRIPTION REQUESTED BY THE ISSUER

The Issuer argues that if the case concerned a material event, the deadline to disclose the information would have been May 24, 2011, considering that the last withdrawal of funds delivered to Mr. Romero was on May 23, 2011. At the time, the former Regulation on Material Events allowed issuers to report material events the following business day.

However, it must be reiterated that the charges against the Issuer do not concern the failure to disclose a material event, but rather the concealment of market‑relevant information, a concealment lasting more than eight (08) years for THE 2011 INFORMATION and only revealed through the material event of November 21, 2019, following an SMV requirement and in the context of Mr. Romero’s statements before the Public Prosecutor’s Office during a criminal investigation.

Thus, the infraction attributed to the Issuer is typified in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, which establishes as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

It must be noted that the Issuer disclosed THE 2011 INFORMATION only as a consequence of a testimonial statement before the Public Prosecutor’s Office, meaning the information surfaced during an interrogation of Mr. Romero, making evident the concealment from the market of the cash contributions to FUERZA 2011.

Regarding the Issuer’s assertion that infractions for late submission of information are instantaneous, it is correct that such infractions are instantaneous.

Indeed, numeral 4.1 CRITERIA of the “Criteria applicable to the administrative sanctioning procedure for non‑compliance with regulations governing periodic or event‑based information submissions,” approved by SMV Resolution No. 006‑2012‑SMV/01, states:

¨Repetition and/or continuity in committing the infraction

“The criterion of continuity does not apply in these infractions, since failure to timely submit periodic or event‑based information constitutes an instantaneous administrative infraction.”

Thus, while late‑submission infractions are instantaneous, the present proceeding does not concern late submission. It concerns a deliberate concealment of relevant information, requiring determination of whether the Issuer engaged in such conduct, affecting market transparency.

Regarding the infraction type under evaluation—“carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market”—the Issuer’s conduct constitutes a permanent infraction, as the concealment persisted for several years and only ceased when the information was disclosed.

To clarify the concept of permanent infractions, Ángeles de Palma del Teso states that permanent infractions are characterized by the creation of an unlawful situation that persists over time by the will of its author; the infraction continues until the unlawful situation is abandoned.49

Similarly, Lucía Alarcón states that a permanent infraction “exists through a single act of lasting character, whose unlawful result continues over time until the active subject decides to cease his conduct.”50

Therefore, the Issuer’s argument that, in the case of failure to disclose a material event (subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation in force at the time the facts took place), the deadline expired on May 24, 2011, considering that the last withdrawal of funds delivered to Mr. Romero was on May 23, 2011, is incorrect because the charge is not based on that infraction. Instead, it concerns the infraction typified under subsection 1.6, numeral 1 of Annex I of the previously cited Sanctions Regulation.

Since the infraction is permanent, the prescription period begins when the conduct ceased, which occurred on November 21, 2019, following Mr. Romero’s statements of November 18, 2019, and the issuance of the material event disclosure on November 21, 2019. Thus, the prescription period begins on November 21, 2019, and the SMV’s authority to determine infractions has not prescribed.

49 DE PALMA DEL TESO, Ángeles. Las infracciones administrativas continuadas, las infracciones permanentes, las infracciones de estado y las infracciones de pluralidad de actos: distinción a efectos del cómputo de la prescripción. p. 557.
http://www.mpfn.gob.pe/escuela/contenido/actividades/docs/2271_palma_del_teso_clases_de_infracciones.pdf.
50 REBOLLO, Manuel, IZQUIERDO, Manuel, ALARCÓN, Lucía y BUENO, Antonio. Derecho Administrativo Sancionador. Valladolid, 2010, p. 382.

At the time the contributions were made, Article 233 of the General Administrative Procedure Law was in force, providing that the authority’s power to determine administrative infractions prescribes within the period established by special laws, and absent such, within five years from the date the infraction was committed or ceased if it was a continued action.

Under Article 342 of the LMV, the SMV’s authority to determine administrative infractions prescribes in four (4) years.

Similarly, numeral 2 of Article 252 of the TUO of the LPAG states:

“252.2 The computation of the limitation period for the authority’s power to determine the existence of infractions shall begin on the day the infraction was committed in the case of instantaneous infractions or instantaneous infractions with permanent effects; from the day on which the last constitutive act of the infraction was carried out in the case of continued infractions; or from the day on which the action ceased in the case of permanent infractions.”

Likewise, Ángeles de Palma del Teso states that: “(…) Therefore, only in the case of permanent infractions does the limitation period begin to run once the maintenance of the unlawful situation ceases, since until that moment the infraction has continued to be consummated.”51

Finally, it must be specified that the present administrative sanctioning proceeding would prescribe on November 21, 2023, without considering the extensions requested by the Issuer, in accordance with Article 342 of the LMV and considering that the infraction ceased on November 21, 2019. Therefore, it is not appropriate to request prescription when we are dealing with a permanent infraction and not an instantaneous one.52

7.2. THE 2011 INFORMATION IS NOT MATERIAL

7.2.1. REGARDING MATERIALITY AS A BASIC REQUIREMENT FOR THE DISCLOSURE OBLIGATION

On this matter, we must first reiterate that the charges brought against the Issuer are based on having concealed information relevant to the market: THE 2011 INFORMATION.

The Issuer argues that the cash contribution referred to as THE 2011 INFORMATION is not material and therefore did not have to be disclosed as a material event. To support this claim, the Issuer cites Article 28 of the LMV, which states: “The registration of a particular security or issuance program entails for its issuer the obligation to report to CONASEV and, where applicable, to the relevant exchange or the entity responsible for operating the centralized mechanism, all material events, including ongoing negotiations, regarding itself, the security and any offering thereof, as well as the obligation to disclose such events in a truthful, sufficient and timely manner. (…) The importance of an event is measured by the influence it may have on a reasonable investor in deciding whether to invest in the security.”

51 DE PALMA DEL TESO. Op. cit. p. 558 – 559.
52“Article 342. Persons Subject to Sanction
The individuals subject to sanction by the Superintendency of the Securities Market (SMV) are those persons falling within the scope of application of this Law who incur violations of its provisions and of the general regulations issued by the SMV. The authority to determine the existence of administrative infringements with respect to all natural and legal persons under its jurisdiction expires after four years.”

Based on the wording of the provision cited by the Issuer, in force at the time of the events, it can be observed literally that the provision does not refer expressly to the term “materiality”; therefore, adding such an element to the rule—based solely on its literal interpretation—would not be particularly relevant. However, we agree with the Issuer that it is indeed important to analyze, qualify and quantify a given fact arising within the issuer itself or any information related to its business activities.

Thus, it is important to recall that the second paragraph of Article 28 of the LMV establishes that “The importance of an event is measured by the influence it may have on a reasonable investor in deciding whether to invest in the security,” and this provision is crucial in determining whether acts, events, decisions or agreements affecting an issuer and its business—along with those affecting companies within its economic group—constitute material events, in addition to the numerus apertus nature of Annex 1 of the Regulation on Material Events.

Likewise, it is important to analyze whether the information directly affects or may significantly affect the determination of the price, liquidity or trading of securities registered in the RPMV, or, more generally, whether the information is necessary for investors to form an assessment of the issuer’s implicit risk, its financial situation and operating results, as well as its issued securities. This was established in Article 4 of the former Regulation on Material Events, applicable at the time of the events.

Given the above, THE 2011 INFORMATION was relevant for investors, enabling them to form an opinion about the implicit risk of the company deciding to support a political party during the 2011 presidential campaign. Indeed, it was relevant for the market to know that one of the largest financial conglomerates operating in Peru took a position in favor of one of the two major political parties and its economic plan or model. This is not objectionable from the standpoint of participating in political activities as a donor; however, given the significance of the contribution from a qualitative perspective, there is no doubt that it should have been disclosed to the market as a material event.

It should be noted that, if the cash contribution had been known in due time, the information could potentially have directly affected or significantly influenced the determination of the price, liquidity or trading of the Issuer’s securities. Therefore, disclosure obligations must not be assessed solely from a quantitative-material perspective, as the Issuer assumes when arguing that the contribution did not significantly affect its financial position or other quantitative indicators referenced in its defenses.

Regarding this repetitive argument by the Issuer concerning the alleged lack of materiality of THE 2011 INFORMATION, as previously stated, such claim lacks foundation because the information is significant. This is corroborated, among other evidence detailed in this Resolution, by the fact that Mr. Romero himself, in the Issuer’s 2019 Annual Report (see ANNEX 1), states:

Letter from the President

Dear Shareholders,

Each year I write this letter to share with you the results of our business and our outlook for the future. On this occasion, I would like to begin by commenting on the impact of events that occurred nine years ago and the measures we have been taking as part of a continuous improvement process in our corporate governance.

I have recently made public the reasons why I decided, in the years 2010–2011, within a politically risky context for the future of Peru, that Credicorp should contribute funds to the 2011 presidential campaign. I greatly regret the impact these actions have had on our organization and on the perception of our stakeholders. Since late 2011, together with Management and the Board of Directors, we have worked to continuously strengthen and reinforce our corporate governance policies. For example, the political contributions made during the 2016 presidential campaign by three of our subsidiaries (Banco de Crédito del Perú, Mibanco, and Pacífico) were carried out under clear procedures and in strict compliance with transparency and reporting requirements. Furthermore, I want to underline that Credicorp currently has a corporate policy prohibiting political contributions to any political party, regardless of the jurisdiction in which we operate.

From this text, it is clear that Mr. Romero, Chairman of the Issuer’s Board of Directors—who, for the purposes of analysis in this administrative proceeding, is considered part of the Issuer—acknowledges that the events referred to in THE 2011 INFORMATION generated an impact on the organization and the perception of its stakeholders.

In conclusion, to evaluate significant influence, both quantitative elements (impact on assets, results, financial situation) and qualitative elements must be considered, such as the potential or actual significance of the information on the Issuer’s business conduct and the possible effects on its image and reputation. In general, this qualitative element helps incorporate best practices of transparency, disclosure and dissemination of information to the securities market. In this specific case, it has been demonstrated that THE 2011 INFORMATION is indeed material or significant and qualifies as relevant information that should—and has now—been disclosed as a material event.

7.2.2. REGARDING THE LEGAL CONCEPT OF MATERIALITY

On this point, it must be noted that we agree with the Issuer regarding the determination of the legal basis in Peruvian regulation for defining a material event, referring to Article 28 of the LMV and to the provisions of the Regulation on Material Events and Confidential Information in force.

Article 28 of the LMV provides that: “The registration of a particular security or issuance program entails for its issuer the obligation to report to CONASEV and, where applicable, to the relevant exchange or entity responsible for operating the centralized mechanism, all material events, including ongoing negotiations, regarding itself, the security and any offering thereof, as well as the obligation to disclose such events in a truthful, sufficient and timely manner. The information must be provided and disclosed as soon as the event occurs or the issuer becomes aware of it, as applicable.

The importance of an event is measured by the influence it may have on a reasonable investor in deciding whether to invest in the security.”

In turn, Article 3 of the current Regulation on Material Events defines: “A material event is any act, decision, agreement, fact, ongoing negotiation or information concerning the Issuer, its securities or its business that has the capacity to significantly influence: (3.1) the decision of a reasonable investor to buy, sell or hold a security; or (3.2) the liquidity, price or market quotation of the issued securities.

It also includes information pertaining to the Issuer’s economic group that the Issuer knows or reasonably should have known, and that has the capacity to significantly influence the Issuer or its securities, in accordance with this Regulation.”

Additionally, Article 4 of the Regulation establishes the criteria for determining significant influence, stating: “To evaluate the capacity of information to significantly influence and its potential classification as a material event, the Issuer must consider the significance of the act, agreement, fact, ongoing negotiation, decision or set of circumstances in its activities, assets, results, financial situation or general business or commercial position; or in its securities or their offering; as well as in the price or trading of its securities.”

Although the Issuer refers to the current Regulation on Material Events, it must be recalled—as previously stated—that both the former Regulation (in force at the time of the 2011 cash contributions to FUERZA 2011) and the current Regulation share the same purpose: imposing on issuers registered in the RPMV the obligation to disclose material information truthfully, sufficiently and timely.

To demonstrate that neither regulation expressly refers to the term “materiality,” a comparison of both rules is presented below:

Regulation on Material Events, Confidential Information and Other Communications, approved by CONASEV Resolution No. 107‑2002‑EF/94.10	Regulation on Material Events and Confidential Information, approved by SMV Resolution No. 005‑2014‑SMV/01

Article 4 – Criteria to determine the capacity of significant influence of the information
The following are considered material events:
1.    Acts, facts, decisions and agreements that may affect an issuer and its business, as well as the companies that form its economic group.
2.    Information that directly affects or may significantly affect the determination of the price, supply, or trading of the securities registered in the RPMV.
3.    In general, the information necessary for investors to form an opinion regarding the issuer’s implicit risk, its financial situation and operating results, as well as the securities issued.

Article 4. – Criteria to determine the capacity of significant influence of the information

To evaluate the capacity of information to significantly influence and its possible classification as a material event, the Issuer must consider the significance of the act, agreement, fact, ongoing negotiation, decision or set of circumstances in its activity, assets, results, financial situation or general business or commercial position; or in its securities or their offering; as well as in the price or trading of its securities.

As previously noted, from the literal standpoint, both the former Regulation on Material Events and the Regulation on Material Events and Confidential Information, SMV Resolution No. 005‑2014‑SMV/01, do not mention the term “materiality.” However, the development of this concept is indeed contained within these rules, because beyond their literal text, their purpose is for issuers to disclose to the market, as material events, relevant information—that is, information that has significant influence, that is significant or material in a quantitative and qualitative sense—so that investors can be informed of facts that help them form an opinion regarding the implicit risks of the company, its financial situation and operating results.

Thus, it becomes evident that, from a literal reading of the regulations included in the preceding table, the term materiality does not appear as “the basic requirement for the disclosure obligation,” and therefore, the Issuer’s argument that only “material” facts should be disclosed—interpreting this solely in a quantitative sense—has no basis.

However, regardless of the literal wording of these provisions, we agree with the Issuer that from a teleological perspective, it is important to analyze, qualify and quantify a given fact arising within the issuer or any information related to its business activities, in accordance with Article 4 of the repealed regulation and Articles 3 and 4 of the current Regulation on Material Events.

Although contributions to presidential campaigns—or the cash contribution made by the Issuer to the political party FUERZA 2011—were not included in the Annex of the repealed or current Regulation on Material Events, such contributions were relevant facts for investors and potential investors in the securities market, as they were necessary for them to form an opinion about the implicit risk assumed by the company by supporting a political party and its government plan. At this point in the analysis, it is clear that it was relevant for the market and for investors to know that one of the largest financial conglomerates operating in Peru had taken a position regarding a presidential ticket and a political party—regardless of the fact that such support is neither questionable nor unlawful. However, given the nature and significance of the contribution, from a qualitative perspective, it should have been disclosed to the securities market and not kept secret.

Regarding the Issuer’s citation of the TSC Industries, Inc. v. Northway, Inc. decision, it must be emphasized that in that very ruling, the United States Court of Appeals for the Seventh Circuit states: “(…) there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the total mix of information made available.”

It should be noted that the Court of Appeals does not limit the determination of materiality to quantitative metrics such as assets, equity, total revenues, or other accounting measures. Instead, it refers to the concept of the “total mix of information.” Accordingly, it can reasonably be inferred that the court—when defining the materiality standard—considers various elements of information that must be assessed together, both quantitative and qualitative, to determine whether an event possesses sufficient materiality to constitute a material event.

Three (03) additional considerations from the Seventh Circuit decision are worth highlighting:53

First, the Court notes: “2. Materiality is a mixed question of law and fact, involving the application of a legal standard to a particular set of facts, and only when the established omissions are ‘so obviously important to an investor that reasonable minds cannot differ on the question of materiality’ is the issue properly resolved as a matter of law by summary judgment.” (Emphasis added)

Second, the Court states: “The question of materiality is universally understood to be objective and concerns the importance of an omitted or misrepresented fact to a reasonable investor. Variations in the formulation of a general materiality test occur in articulating how significant a fact must be or, put differently, how certain it must be that the fact would affect the judgment of a reasonable investor.”(Emphasis added)

Third, the Court adds: “In considering whether summary judgment on the issue is appropriate, we must bear in mind that the underlying objective facts—though often undisputed—are merely the starting point for determining materiality. The determination requires a delicate assessment of the inferences a reasonable shareholder would draw from a given set of facts and the significance of those inferences to him, and such assessments are particularly for the trier of fact. Only when the established omissions are so obviously important to an investor that reasonable minds cannot differ on the question of materiality is summary judgment appropriate.” (Emphasis added)

Based on these citations, the Seventh Circuit Court of Appeals emphasizes that the summary assessment of objective facts is only the starting point for determining materiality. It further emphasizes that one must take into account the inferences that a reasonable shareholder would draw from that fact or event—without the court limiting such assessment solely to quantitative aspects.

Accordingly, when analyzing the Issuer’s defenses and arguments, it is clear that the reasoning of the Seventh Circuit does not contradict the position that significant cash contributions to presidential campaigns—such as in the present case—may constitute a material event. Similarly, reading and examining the decision does not show any indication that the court limited the materiality assessment exclusively to quantitative aspects of the facts, but instead employed a broader term, the “total mix of information,” including the effect such information might have on a reasonable investor.

7.2.3. REGARDING THE ALLEGED LACK OF MATERIALITY OF THE 2011 INFORMATION

On this point, the Issuer insists that the cash contribution to the political party FUERZA 2011 did not constitute material information; therefore, it disagrees with the grounds for the charges brought.

In this regard, it is necessary to reiterate that THE 2011 INFORMATION does qualify as a material event; indeed, it is now published as such on the Securities Market Portal because the Issuer ultimately disclosed it as a material event.

53 Free translation.

As presented and demonstrated in this Resolution, THE 2011 INFORMATION is relevant due to various aspects of a qualitative and circumstantial nature, rather than the purely quantitative aspects minimized by the Issuer: the very nature of the information, involving contributions made by the controlling company (the Issuer) of one of the largest financial conglomerates operating in Peru, which took a position and supported a presidential candidate and political party in both rounds of the 2011 presidential and congressional elections; the fact that the total contribution of US$ 3.65 million constitutes an amount that—so far as is known—had never been contributed by a single issuer to a presidential campaign; among other considerations.

Furthermore, more than eight years after the contributions were made, following Mr. Romero’s statements before the Public Prosecutor’s Office, on Twitter and in the press, additional details about THE 2011 INFORMATION became known—particularly how and under what circumstances the contribution was approved and delivered. This additional information, now publicly known, is significant and relevant to the market, as it has generated consequences for the Issuer and its three subsidiaries (BCP, Mibanco, and Pacífico), including administrative sanctioning proceedings initiated by the SMV and the SBS, the fact that Mr. Romero is no longer the Chairman of the Issuer’s Board of Directors, and statements made in that regard in material events and in the Issuer’s 2019 Annual Report, among other market‑recognized impacts.

Accordingly, it is evident that, from the literal wording of the rules on material events, these do not contain the term “materiality” as “the basic requirement that triggers the obligation to disclose”; therefore, the Issuer’s argument—claiming that only material information must be disclosed, applying a definition of materiality limited exclusively to quantitative indicators—is unfounded.

Thus, although the Issuer’s cash contribution to the political party FUERZA 2011 was not included in the Annex to the repealed nor the current Regulation on Material Events, as previously explained, these contributions do constitute relevant facts that should have been disclosed to the market so that investors and potential investors could evaluate such information and consider it in their decisions, including assessing the risk that could arise for the company from supporting a political party.

Therefore, once again, it is concluded that THE 2011 INFORMATION does qualify as relevant information that ought to have been, and must be, known by the market and therefore disclosed as a material event.

7.2.4. REGARDING THE FINANCIAL IMPACT OF THE CONTRIBUTIONS REFERRED TO IN THE 2011 INFORMATION

Regarding this portion of the Issuer’s defenses—asserting that the cash contribution or donation to a political party constitutes an expense and, from an accounting standpoint, affects the results of the corresponding fiscal year—we consider that this issue does not fall within the scope of this administrative proceeding, since it is not the central element of the charges.

As explained, the charges do not concern the financial impact that the contributions may have had on financial results; what is evaluated in this case is the concealment of relevant information. Had the FUERZA 2011 contributions been known at the time, they would have produced effects that are now impossible to determine precisely, given that the information was kept hidden.

Finally, regarding the Issuer’s repeated invocation of materiality, we reiterate—consistent with what has been stated—that although neither the former nor current Regulation on Material Events expressly uses the term “materiality,” the development of this concept is indeed contained within these rules. Beyond their literal text, their evident purpose is for issuers to disclose relevant information as material events—i.e., information with significant influence or impact, incorporating both quantitative and qualitative materiality—so that investors become aware of all facts enabling them to assess the implicit risk of the company, its financial situation, and the results of its operations.

Regarding the Issuer’s argument that “from a financial standpoint, materiality is generally determined, at least preliminarily, when the impact of the item in question equals 5% or more of the issuer’s revenues, expenses, assets or liabilities,” it is appropriate to note that SEC Staff Accounting Bulletin No. 99 (SEC Staff Accounting Bulletin No. 99 – Materiality54) states:

“The use of a percentage as a numerical threshold, such as 5%, may provide a basis for a preliminary assumption that—without considering all relevant circumstances—a deviation of less than the specified percentage with respect to a particular item in the issuer’s financial statements is unlikely to be material. The staff does not object to such a ‘rule of thumb’ as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of a materiality analysis; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of an issuer’s financial statements. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”

In its Statement of Financial Accounting Concepts No. 2, the FASB (Financial Accounting Standards Board) has expressed the essence of the materiality concept as follows: “The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Additionally, FASB states: “This formulation in accounting literature is essentially identical to the formulation used by the Courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is a substantial likelihood that the fact would have been viewed by a reasonable investor as having significantly altered the ‘total mix’ of information available.”

Under these governing principles, a materiality assessment requires viewing the facts in the context of the surrounding circumstances, as accounting literature describes, or in the ‘total mix’ of information, in the words of the United States Supreme Court. In the context of a misstatement in financial information, although the “total mix” includes quantitative or percentage‑based considerations, it also includes the factual context in which the user of the financial report would view the item.

The key guidance in accounting and auditing literature is that financial management and auditors must consider both quantitative and qualitative factors when evaluating materiality. Decisions of the U.S. Supreme Court, SEC rules and enforcement actions, and accounting and auditing literature have consistently emphasized qualitative factors in various contexts.

Based on what has been stated in the preceding paragraphs, it can be concluded that the FASB has consistently emphasized over time that materiality cannot be reduced to a numerical formula.

54SEC Staff Accounting Bulletin: Nº 99 – Materiality. Available on web: https://www.sec.gov/interps/account/sab99.htm. Note: Free translation.

As reflected in SEC Staff Accounting Bulletin No. 99, materiality is a concept that requires the evaluation of both quantitative and qualitative aspects of an event in order to determine whether disclosure is warranted. It must be reiterated, as the bulletin concludes and as evidenced in the U.S. courts’ decisions cited, the SEC’s rules and enforcement actions, as well as accounting and auditing literature, that all of them—without exception—have considered qualitative factors in several contexts and have not limited materiality assessments solely to quantitative elements.

Accordingly, the arguments presented by the Issuer lack foundation.

7.2.5. REGARDING THE PROPER ACCOUNTING RECORDING OF THE 2011 CONTRIBUTIONS

The Issuer states that the expense represented by the 2011 contributions referred to as THE 2011 INFORMATION was duly recorded in the Issuer’s accounting books and reflected in its quarterly and annual results, such that the impact of these contributions on the Issuer’s results was known to the market.

With respect to this assertion, it is relevant to note that a review of the accounting entries submitted by the Issuer and included in the case file shows that the cash contribution to the political party FUERZA 2011 appears recorded in generic accounts. However, it is also evident that there is no annotation or disclosure in the financial statements referencing these contributions—such as in the explanatory notes—or any visibility of them in the audited financial statements for fiscal years 2010 and 2011. It is worth noting that if such annotation had appeared in the generic accounts, any reasonable investor or reader would have been able to identify the contributions upon reviewing the financial statements.

It should also be emphasized that by Resolution No. 043‑2010 of the Accounting Standards Council, the amended General Business Accounting Plan entered into force on January 1, 2011, which included Account 659 for recording “other expenses.” This plan also allows donations to be recorded under subaccount 6591.

Therefore, the Issuer could, in favor of financial transparency, have recorded the cash contributions to FUERZA 2011 in a specific subaccount 6591, labeled “other expenses – donations.” However, as stated, the Issuer used a generic account, without indicating that the “other expenses” entry—which included the amount of the donation—corresponded to the cash contributions made to FUERZA 2011.

Thus, it is apparent that no specific subaccount was used to make the contribution identifiable or visible. As a result, reviewing the financial information, audit reports, or accounting entries does not allow one to identify or clearly observe the contributions referred to as THE 2011 INFORMATION.

In summary, without denying the existence of an accounting entry for such contributions, a review of the evidence presented by the Issuer shows that the accounting record does not allow any investor or reader of the financial information, audit report, or accounting entries, to identify that the contributions described in THE 2011 INFORMATION were made. This is another indication that the Issuer decided not to be transparent, not to disclose the information, and instead to keep it covered or hidden.

Although the Issuer states that these contributions “were duly recorded in Financial Statements disclosed in the corresponding markets,” this assertion is inaccurate. The Issuer could have recorded these contributions in a specific subaccount to make them identifiable—if it had chosen to do so. This further evidences the Issuer’s intention to conceal THE 2011 INFORMATION.

7.2.6. REGARDING THE ASSERTION THAT THE 2011 CONTRIBUTIONS WERE LAWFUL

This sanctioning proceeding does not aim to determine whether the Issuer complied with electoral regulations. Electoral regulations and securities market regulations are independent, and similar events may trigger different legal obligations under each framework.

Thus, even if information regarding political contributions has special treatment under electoral rules, under securities market regulations, the question for the Issuer is whether it was required to disclose THE 2011 INFORMATION as a material event.

The Issuer cites the legal opinions of attorneys Zegarra and Avendaño to argue that the cash contributions to FUERZA 2011 were lawful. These reports, submitted as evidence, merely state that “political parties may receive public and private funding under Article 9 of the referenced law,” and that “the law did not require monetary donations to be made using the Means of Payment set forth in Article 5 of the same law, and thus the gratuitous transfer of money may be performed without such means.”

These opinions may be consistent with electoral regulation; however, it is not within the SMV’s competence to rule on such matters.

Although the Issuer attempts to argue that the contributions were not material due to their quantitative magnitude—i.e., that US$ 3.65 million was not material—it must be stressed that at the time the events took place (late 2010 and 2011), the Issuer should have analyzed whether such contributions could have been considered material events, particularly because they exceeded by far the legal contribution limits established under the Political Organizations Law. At a minimum, the Issuer could have considered these limits for disclosure purposes—but it failed to do so.

It is important to emphasize that relevant information of this nature may directly affect or significantly influence the determination of the price, supply, or trading of securities registered in the RPMV. In general, such information is necessary for investors to form an opinion regarding the issuer’s implicit risk, financial situation, operating results, and the securities issued. These requirements were clearly set forth in the former Regulation on Material Events in force at the time.

It must be reiterated that this proceeding concerns the concealment of THE 2011 INFORMATION, which affected the transparency of the securities market—a legally protected interest under securities regulation.

Accordingly, the fact that the contributions may have been lawful does not exempt the Issuer from responsibility for the infraction committed under securities market regulations.

Notwithstanding this, regarding the lawfulness of the contributions referred to in THE 2011 INFORMATION, it must be noted that at the time they were delivered, Article 30 of Law No. 28094, the Political Organizations Law, set a limit of 60 UIT for contributions from legal entities. In 2010 and 2011, the UIT was S/ 3,60055, meaning the legal limit was S/ 216,000. A simple calculation shows that the Issuer’s cash contributions to FUERZA 2011—US$ 3.65 million—far exceeded the legal limit. Consequently, the Issuer would not have complied with the limits established by electoral law, or possibly did not even evaluate this matter, given that the decision was taken by one or two individuals.

55 D.S. N° 252-2010-EF y D.S. N° 311-2009-EF.

Nevertheless, any indication of non‑compliance with electoral rules has no bearing on this administrative proceeding or the applicable sanction. As noted, the Issuer has the constitutional right to participate in political life. However, such participation must occur within the boundaries of electoral law and, critically, in compliance with the rules governing the securities market.

7.2.7. REGARDING THE EVOLUTION OF THE SHARE PRICE

The Issuer states that the 2011 INFORMATION was not material because it did not have any relevant—let alone significant—impact on the price and trading volume of its shares (Ticker: BAP); for this purpose, it analyzes the evolution of these elements during the days following the disclosure of the 2011 INFORMATION.

In this regard, it must be noted that even though the analysis does not correspond to the moment when the information should have been disclosed, indicators show that THE 2011 INFORMATION—although disclosed late, even years later—did have the capacity to significantly influence the market for the Issuer’s common shares. Although the price recovered in the following days, it did not return to the same levels prior to the disclosure of THE 2011 INFORMATION, which referred to the cash contribution made to the political party FUERZA 2011.

Accordingly, although indicators show that THE 2011 INFORMATION, even when disclosed late, did have the capacity to significantly influence the market for the Issuer’s common shares, it is considered that the same impact would have occurred had investors learned of these contributions in 2011.

Thus, to support this argument, the behavior of the Issuer’s shares is shown from the moment the market became aware of the information that had been concealed for more than eight (8) years.

The following chart is provided:

Elaboration IGCC. Source: Bloomberg

In line with this, and as already noted in the Charges Letter, on November 19, 2019 (after the dissemination of Mr. Romero’s letter via Twitter on November 18, 2019 and the publication of the Press Release on the Issuer’s website on the same date), it was observed that during the first hour of trading on the New York Stock Exchange (NYSE), the Issuer’s common share (BAP) suffered a drop of up to 2.46%, while on the Lima Stock Exchange (BVL) it showed a drop of 2.0% compared to the previous day’s closing price, reaching minimum prices of US$ 205.6 and US$ 205.9, respectively.

Although the share price recovered in the following hours, BAP closed that day lower at US$ 208.19 on the NYSE and US$ 206.62 on the BVL, representing declines of –1.25% and –1.61%, respectively, indicating that there was an effect on the Issuer’s share price (BAP) on the same day the news became known.

Likewise, contrary to the Issuer’s argument, it is observed that following the disclosure of the 2011 INFORMATION, between November 19 and 22, 2019, the BAP share price (NYSE) remained down and only recovered to pre‑disclosure levels on November 29, 2019. Furthermore, the assessment of materiality—capacity for significant influence—does not depend on whether the BAP share price remained at a lower level over subsequent trading days. Rather, what matters is that on the day the news was published, the BAP share price did show an effect (a price decline).

Regarding the Issuer’s argument that the price drop on November 19, 2019, both on the BVL and the NYSE, was due to various factors affecting the Issuer and the Latin American financial sector in general, it must be noted that shares of other financial issuers listed on the NYSE also fell on that day. However, a more appropriate comparable would have been Intercorp Financial Services Inc. (IFS), a financial issuer also listed on the NYSE and more similar to the Issuer. Notably, on November 19, 2019, the IFS share closed at US$ 40.21, registering a 0.58% increase compared to the previous day.

Therefore, although market‑impact analysis is not the decisive factor for determining whether information must be disclosed as a material event, in this case there is sufficient evidence showing that THE 2011 INFORMATION disclosed on November 19, 2019 had an impact on the Issuer’s share price (BAP), regardless of whether the price later returned to previous levels. This provides additional indication that THE 2011 INFORMATION is significant for purposes of its qualification as a material event.

7.2.8. REGARDING THE MATERIALITY STANDARD OF THE NEW YORK STOCK EXCHANGE (NYSE)

Regarding this argument, it must be noted that the NYSE did not learn of THE 2011 INFORMATION at the time it occurred. Therefore, the statements of Macroinvest S.A. are incomplete, or at least cannot assess what would have happened had the information been disclosed to the NYSE market in 2011.

The Issuer also presents a second report prepared by the “well‑known U.S. law firm Arnold & Porter, which explains the disclosure regime applicable to Credicorp as an issuer, and concludies that under U.S. federal securities laws and NYSE rules, the 2011 INFORMATION lacked materiality and did not need to be disclosed.”

As can be seen, these are commissioned reports prepared by third parties hired by the Issuer to support the argument that THE 2011 INFORMATION did not qualify as a material event. These are opinions from firms that are not the NYSE or the SEC. Therefore, the conclusion of Arnold & Porter Kaye Scholer LLP that the 2011 information lacked materiality under U.S. federal securities laws and NYSE rules does not contradict or undermine the charges.

Furthermore, regarding the conclusions reached by the law firm Arnold & Porter Kaye Scholer LLP, the analysis of U.S. regulation is reasonably similar to Peruvian regulation: in the U.S., Forms 20‑F and 6‑K require specific disclosure; in Peru, the Regulation on Material Events contains an indicative annex of events typically deemed material. However, in both jurisdictions, beyond explicitly listed events, issuers must disclose any other circumstances that are material—quantitatively or qualitatively—as previously explained.

Additionally, it must be noted that the FASB56, an independent organization that issues financial reporting standards required by the SEC for all companies listed on U.S. stock exchanges, has consistently emphasized that materiality cannot be reduced to a numerical formula.

Similarly, as previously explained, SEC Staff Accounting Bulletin No. 99 makes clear that materiality requires evaluating both quantitative and qualitative aspects of an event to determine whether disclosure is appropriate. It also states that U.S. court decisions, SEC rules and enforcement actions, and accounting and auditing literature have always considered qualitative factors in various contexts.

Accordingly, it is reiterated that a materiality assessment must consider various elements of information—quantitative and qualitative—evaluated together to determine whether the event constitutes a material event.

7.2.9. REGARDING MR. ROMERO’S STATEMENTS

Regarding these defenses, two assertions by the Issuer must be highlighted:

56 About FSSB view link:https://www.fasb.org/jsp/FASB/Page/SectionPage&cid=1218220137486. Translator’s Note: The hyperlink included in the original document is no longer available.

1.	It reiterates that the 2011 INFORMATION was not material; and

2.
It claims that Mr. Romero’s statements generated intense media coverage only due to circumstances corresponding to later or subsequently known events, such as those related to investigations by the Public Prosecutor’s Office.

With respect to materiality, this issue has already been extensively analyzed, and it has been concluded, among other things, that the regulation on material events does not contain the term “material” or its derivatives. However, the development of this concept is recognized in the rules. Therefore, the importance or materiality of information is determined not only by quantitative factors, but also by qualitative ones.

As previously stated, although “cash contributions to political parties” is not included in the Annex to the repealed or current Regulation on Material Events, such contributions are relevant for the market. Again, it was relevant for the market and investors to know that one of the largest financial conglomerates operating in Peru took a political position and decided to contribute US$ 3.65 million—a contribution that, from a qualitative perspective, is significant and should have been disclosed as a material event. It is worth highlighting that THE 2011 INFORMATION is now officially listed as a material event disclosed by the Issuer, and is publicly available across various information sources in Peru and worldwide, including social media and the press. This makes the event irreversible—it is now part of the Issuer’s record of material events, and it cannot be erased or declared “not material,” simply because it objectively is.

With respect to the second argument presented by the Issuer, it is appropriate to recall Mr. Romero’s statements.

Statement via Twitter:

“In my statement, I informed the Prosecutor’s Office about the donations that Credicorp Ltd. made to the Fuerza 2011 campaign during the presidential elections of that year. I feel it is necessary to write this letter to explain the circumstances and, especially, the reasons behind the decision to make such contributions.

I would like to begin by recalling the anxiety we experienced during that electoral process, those of us who believe in Peru’s development and progress. The Venezuelan regime, then led by Hugo Chávez, was deploying multimillion‑dollar efforts to expand harmful chavismo throughout Latin America. Peru had become a crucial target for Chávez, and candidate Ollanta Humala adopted this ideology in his government plan ‘La Gran Transformación’.”

Likewise, his statements before the Public Prosecutor’s Office:

“(…) In late 2010 and early 2011, there was great concern about the possibility that a chavista‑style candidate, or one controlled by chavismo, could take power in Peru; President Chávez of Venezuela had expressed his intention to export his system of government, 21st‑century socialism, and have control or influence over other countries in the region, and it was evident that he was contributing millions of dollars to the campaigns of candidates aligned with him. In Peru, this manifested through the ‘Great Transformation’ project of candidate OLLANTA HUMALA. Faced with this exceptional risk and exceptional situation for the companies I lead and for our country’s economy, and even for democracy itself, we at CREDICORP, as a leading Peruvian business group, decided to use the tools at our disposal to confront this threat, under the prerogatives I hold as Chairman of the Board and chief executive of CREDICORP; and in coordination with Manager WALTER BAYLY, we decided to support the Party that, according to polls, could win the election against the Party financed by Venezuela.

Between the first and second round we contributed a total amount of THREE MILLION SIX HUNDRED FIFTY THOUSAND AND 00/100 U.S. DOLLARS (US$ 3,650,000.00). I am aware that it is an exceptional amount given in an exceptional context, that the country could fall into the hands of chavista politics (…)”.

In this regard, regardless of the extensive discussion already provided regarding the Issuer’s materiality argument, it was also necessary to bear in mind Mr. Romero’s statements, which reveal the highly significant and exceptional nature of the contributions, given the circumstances Peru faced at that time. Therefore, the Issuer’s argument that the contributions were “exceptional,” that they “do not constitute an exception to the common rule,” and that for that reason they “become something capable of significantly influencing the price or trading volume of a share or the investment decisions of a reasonable investor,” only reinforces what has already been stated: the Issuer’s cash contributions to the political party FUERZA 2011 constituted relevant information for investors and for the market.

Notwithstanding that it has already been demonstrated that THE 2011 INFORMATION qualifies as a material event, it is necessary to also note that in the Issuer’s 2019 Annual Report, Mr. Romero states (see ANNEX 1):

Letter from the President

Dear Shareholders,

Each year I write this letter to share with you the results of our business and our outlook for the future. On this occasion, I would like to begin by commenting on the impact of events that occurred nine years ago and the measures we have been taking as part of a continuous improvement process in our corporate governance.

I have recently made public the reasons why I decided, in the years 2010–2011, within a politically risky context for the future of Peru, that Credicorp should contribute funds to the 2011 presidential campaign. I greatly regret the impact these actions have had on our organization and on the perception of our stakeholders. Since late 2011, together with Management and the Board of Directors, we have worked to continuously strengthen and reinforce our corporate governance policies. For example, the political contributions made during the 2016 presidential campaign by three of our subsidiaries (Banco de Crédito del Perú, Mibanco, and Pacífico) were carried out under clear procedures and in strict compliance with transparency and reporting requirements. Furthermore, I want to underline that Credicorp currently has a corporate policy prohibiting political contributions to any political party, regardless of the jurisdiction in which we operate.

As shown, Mr. Romero, Chairman of the Issuer’s Board of Directors—who, as noted, is attributed to the Issuer for the purposes of analysis in this proceeding—acknowledges that the events referred to in THE 2011 INFORMATION generated an impact on the organization and on the perception of its stakeholders.

Therefore, it is evident that the Issuer, in this proceeding, insists with arguments claiming that THE 2011 INFORMATION is not material or significant and does not qualify as a material event, while on the other hand Mr. Romero—who is attributed to the Issuer—publicly acknowledges in his letter to shareholders that such information has generated an impact on the organization and its stakeholders. This contradiction is clear; however, Mr. Romero’s acknowledgment is a fact, consistent with reality, and irrefutable.

Consequently, THE 2011 INFORMATION qualifies as a material event, and in reality, it has been disclosed and is recorded as such.

7.3. NON‑EXISTENCE OF INFORMATION CONCEALMENT

From the analysis of the defenses submitted by the Issuer, it is apparent that they are repetitive in the sense that THE 2011 INFORMATION is not material, that the accounting record of the contributions was adequate, and that alleged intent does not change the conduct. Additionally, the Issuer states that Mr. Walter Bayly Llona publicly declared to the press that the Credicorp Group had made political contributions during the 2011 campaign.

Given the Issuer’s claim of “non‑existence of concealment of information,” it is appropriate to first outline the facts in order to properly assess the basis for initiating this sanctioning procedure against the Issuer:

•
Between November 18 and 21, 2019, the Issuer publicly disclosed for the first time that it had made cash contributions totaling US$ 3.65 million to the political party FUERZA 2011 for the 2011 presidential campaign.

•
The information regarding these cash contributions was disclosed by the Issuer because its Chairman of the Board was summoned to testify as a witness in a criminal investigation. As the Issuer publicly stated, the Chairman appeared before the Public Prosecutor’s Office on November 18, 2019.

•
The statements made before the Public Prosecutor were confirmed on November 18, 2019, through a communication issued by Mr. Romero, as Chairman of the Board, addressed to the Issuer’s employees. This communication was published on the official Twitter account (@CredicorpGroup). Additionally, the Issuer released a Press Release titled “Credicorp Ltd. Chairman Testifies in Government Investigation” on its website (http://www.credicorpnet.com).

•
Furthermore, Mr. Romero’s statement before the Public Prosecutor, given on November 18, 2019, was also reported by El Comercio in its November 19, 2019 edition. See: https://elcomercio.pe/politica/justicia/lea-el-testimonio-completo-de-dionisio-romero-paoletti-sobre-aportes-a-keiko-fujimori-noticia/ and https://es.scribd.com/document/435717148/Declaracion-de-Dionisio-Romero-Paoletti#download&from_embed.

•
It should be emphasized that the Issuer only disclosed THE 2011 INFORMATION because of the summons to testify before the Public Prosecutor’s Office—i.e., it was revealed during an interrogation of Mr. Romero—making evident the non‑disclosure or concealment of THE 2011 INFORMATION from the market.

•
THE 2011 INFORMATION, by its nature, had the capacity to significantly influence investor decisions regarding the Issuer’s securities and should therefore have been disclosed as a material event, as it could have affected the market for those securities.

•
The cash contributions totaling US$ 3.65 million constituted relevant information that should have been known by the securities market, especially considering the significant amount of the contribution, which was material not only in monetary terms but also based on Mr. Romero’s own statement on Twitter: “Thus, between late 2010 and 2011, at different times during the two rounds of the electoral process, Credicorp Ltd. made several contributions to Fuerza 2011 totaling US$ 3.65 million. It was undoubtedly an exceptional amount given the equally exceptional context of the chavista threat.” (Emphasis added)

•	The failure to disclose was evidenced when THE 2011 INFORMATION was revealed to the market following Mr. Romero’s statement in the criminal investigation.

•
These facts demonstrate a clear intention not to disclose and to conceal THE 2011 INFORMATION, and that such conduct only ceased with the disclosure of the material event on November 21, 2019, following an SMV requirement. Consequently, this constitutes a permanent infraction related to the concealment of relevant information, which affected the transparency of the securities market—a legally protected interest.

Additionally, both the IGCC and this Deputy Superintendency consider that another element evidencing concealment is the fact that the cash contributions to FUERZA 2011 consisted of seventeen (17) transfers involving BCP and Atlantic Security Bank, ordered by the Issuer. As shown in the table (see page 27), these transfers took place between November 2, 2010 and May 20, 2011, in amounts ranging from US$ 100,000 to US$ 500,000, totaling US$ 3,650,000. This method of splitting the contribution into smaller amounts and delivering it in cash clearly demonstrates an intention to conceal the contribution.

Given this flow of transfers culminating in cash deliveries, the conduct attributed to the Issuer corresponds to the very serious infraction typified in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation.

Regarding the remaining arguments presented by the Issuer, the prior analysis and conclusions of this Resolution are reiterated.

As for the argument that THE 2011 INFORMATION is not material, this has already been analyzed and shown to be unfounded.

Regarding the assertion that the expense represented by the 2011 contributions was duly recorded in the Issuer’s accounting books, it must be clarified—based on the review of the accounting entries submitted by the Issuer—that although the contribution is recorded in generic accounts, there is no annotation referencing these contributions that would have been visible in the audited 2010 and 2011 financial statements.

It should be noted that, through Resolution No. 043‑2010 of the Accounting Standards Council, the amended version of the General Business Accounting Plan was approved and entered into force on January 1, 2011. This plan includes, among its accounts, Account 659 for the registration of “other expenses.” It also allows that, in the case of other expenses related to donations, such amounts be recorded in a specific sub‑account 6591.

Accordingly, as previously analyzed, the Issuer did not make any express disclosure regarding THE 2011 INFORMATION in its financial statements, which is easily verifiable upon reviewing them.

Regarding the Issuer’s assertion that the obligation to disclose private political campaign contributions rests with political parties and that ONPE is the entity responsible for verifying and controlling such reporting—and therefore, the political party FUERZA 2011 should have been the one to disclose the contributions—the following must be clarified: This argument is not relevant to justify the Issuer’s concealment of the cash contributions made to FUERZA 2011. In this proceeding, what is being evaluated is the Issuer’s own compliance with securities market regulations—not the compliance of the political party.

As for the Issuer’s claim (in the hypothetical and denied scenario) that the alleged concealment would merely constitute intentional nondisclosure, and that intent does not change the nature of the infraction, it must be reiterated—as already noted—that the conduct attributed to the Issuer is the concealment of information relevant to the market. Intentionality is part of the infraction type (the subjective element), and therefore it is unfounded to argue that intent does not alter the infraction consisting of failing to disclose information of significant relevance.

Finally, regarding the statements made on August 22, 2015, by Mr. Walter Bayly Llona, who publicly stated to the press that the Credicorp Group had made political contributions to the 2011 campaign, it must be clarified that from the text of such statements, there is no indication that THE 2011 INFORMATION was disclosed. His statements include only the following:

“In the previous election, did BCP support any candidate? Yes.

Which one? I prefer not to comment.”

Therefore, when the Issuer claims that Mr. Bayly had already publicly disclosed THE 2011 INFORMATION, such claim is not consistent with the facts, as is evident from Mr. Bayly’s statements.

7.4. REGARDING THE ALLEGED ABSENCE OF HARM TO INVESTORS

Regarding this defense, it must be kept in mind that THE 2011 INFORMATION was concealed from the market for more than eight (8) years, and such concealment ceased only when the information was made public under circumstances that are themselves publicly known and previously described. Therefore, considering that this information was hidden for several years, it is now impossible to reliably measure the harm resulting from such conduct.

Furthermore, regarding the Issuer’s assertion that from December 31, 2010 to January 13, 2020 its investors achieved an accumulated return of 117.8%, higher than that of comparable instruments, the following must be noted: The statistical results presented by the Issuer do not incorporate the information that remained concealed for more than eight (8) years. Consequently, this relevant variable is not reflected in the Issuer’s reported performance or statistical data.

Therefore, the Issuer’s defense that “no harm occurred” is not accurate, since the Issuer has not demonstrated such a claim, and it is impossible to calculate the harm caused to the market. As is known, there is no generally accepted mathematical model capable of reliably estimating the effect (a valuation impact) on a security’s price derived from information that was deliberately concealed.

7.5. COMPLIANCE WITH THE ISSUER’S POLICIES

7.5.1. REGARDING THE 2009 CODE OF ETHICS

On this matter, it is necessary to reiterate what was stated in the Charges Letter: regardless of the conduct identified as infractions, it was verified that the Issuer has corporate policies publicly disclosed to the market, expressing self‑regulatory principles adopted by the corporation. However, based on the documentation in the file, it is evident that some of these policies existed only on paper and were not applied to the facts related to THE 2011 INFORMATION.

Given that the Issuer explained its 2009, 2011, and 2014 Codes of Ethics, it is appropriate to note the following:

The first point that draws attention in the 2009 Code—entitled CREDICORP CORPORATE POLICIES – Policies – Code of Ethics, effective July 1, 2009, and submitted by the Issuer as Annex 19.1—is that it included a rule under section 4.5 IMPROPER PAYMENTS, within section 4 CONFLICTS OF INTEREST, which stated: “(…) It is strictly prohibited to offer or pay any such compensation or reward to national or foreign public officials, political parties, or candidates for political office on behalf of or in representation of the Corporation. (…)”

In other words, the Issuer’s 2009 Code of Ethics prohibited providing any type of compensation to political parties or political candidates on behalf of the Issuer. Given that the contributions referred to in THE 2011 INFORMATION were disbursed between November 2010 and May 2011, it is evident that such contributions were executed in violation of the above prohibition. Consequently, the Issuer violated its own 2009 Code of Ethics.

The Issuer argues that “under the electoral legislation in force at the time the 2011 Contributions were made, private companies such as Credicorp were allowed to make contributions to political organizations within the framework of the constitutional right to participate in the political life of the Nation.” In response, it must be noted that at the time the contributions were made, Law No. 28094, the Political Organizations Law, was in force, and Article 30 (in effect at the time) provided:

“ARTICLE 30 – PRIVATE FUNDING

Political parties and other political organizations may receive resources from private financing, such as:

a)	Membership dues and monetary contributions from affiliates;
b)	Proceeds from party activities and returns from their own assets. In the case of unidentified contributors, amounts may not exceed thirty UIT per year;
c)	Income from other contributions under the terms of this law;
d)	Loans;
e)	Bequests and, in general, any monetary or in‑kind contribution.

Contributions from a single individual or legal person may not exceed sixty (60) UIT per year.

All such income must be recorded in the accounting books of the political party.”

Under this provision, and given the total amount contributed to FUERZA 2011—US$ 3.65 million—it is clear that this amount exceeded the legal limit of 60 UIT, which at the time represented S/ 216,000. Therefore, the Issuer did not comply with the contribution limits established under electoral law.

It must be reiterated that this breach has no direct impact on the present administrative process, since electoral matters fall outside the SMV’s jurisdiction and this is not a securities market issue.

7.5.2. ANALYSIS OF THE 2011 CODE OF ETHICS

The Issuer argues that “the 2011 Code does not contain a prohibition regarding the possibility of making contributions to political campaigns,” and therefore the conduct does not contradict the Code.

Regarding the 2011 Code of Ethics, the following should be noted:

•
First: This 2011 Code was not submitted as documentary evidence in the Issuer’s defenses. Only the 2014 Code (Annex 19.2) was submitted. Therefore, it is unknown when the 2011 Code was approved or whether it was in force when THE 2011 INFORMATION events occurred.

•	Second: If the 2011 Code did exist—even though it was not submitted as evidence—the Issuer’s explanation of its contents allows the analysis to comment on the cited text.

•
Third: The Issuer’s assertion that “the Code does not prohibit contributions to political campaigns” must be assessed together with numeral 16 of Section 1 of the 2011 Code of Ethics, which states: “Every employee and member of the Board of Directors is a representative of our organization; therefore, they are committed to acting within the limits established by laws, regulations, bylaws, codes, policies and procedures of our corporation, and to reflect an image of respect toward others both inside and outside the organization.” Therefore, it is not true that the conduct referred to in the Charges Letter is consistent with the Code.”

This extract of the 2011 Code sets broad standards designed to ensure that the Issuer’s employees and board members act within the limits of applicable laws, regulations, and policies. These rules guide conduct and require compliance to preserve the organization’s reputation.

In this line of argument, it is appropriate to assess whether the contributions to the political party FUERZA 2011 were also within the limits established in Law No. 28094, the Political Organizations Law in effect in 2011.

As previously stated, the contributions referred to in THE 2011 INFORMATION exceeded the limit set forth in Article 30 of the aforementioned Law. Therefore, considering that the permitted 60 UIT amounted to S/ 216,000.00 (Two Hundred Sixteen Thousand and 00/100 Soles), and considering the exchange rate at that time57, the Issuer did not comply with the contribution limits established by electoral law.

However, it must be noted that this non‑compliance is not the subject of the present administrative sanctioning proceeding.

7.5.3. REGARDING THE 2014 CODE OF ETHICS

In this case, as with the 2011 Code of Ethics, the 2014 Code also contains rules of conduct and was likewise designed and established so that the Issuer’s employees and members of the Board commit to acting within the limits established by laws, regulations, bylaws, etc. In other words, the primary characteristic of this code is that compliance depends on the behavior, character and conduct of each officer.

57 Amount of the Tax Unit (UIT) corresponding to the 2010 and 2011 periods: S/ 3,600 soles, pursuant to D.S. No. 252-2010-EF and D.S. No. 311-2009-EF.

Accordingly, it is once again evidenced that the Issuer has internal rules that are mandatory for all officers and directors; therefore, any deviation from or non‑compliance with these rules is relevant within the organization and for investors and securities market regulators.

On the other hand, we agree with the Issuer that it is important that all its members respect the appropriate use of the organization’s tangible and intangible assets and are responsible for using them efficiently.

7.5.4. REGARDING COMPLIANCE WITH GOOD CORPORATE GOVERNANCE

It must be clarified that the Charges Letter does not impute a possible infraction related to non‑compliance with corporate governance practices or annual corporate governance reports.

The non‑compliance attributed to the Issuer concerns the concealment of information relevant to the market, including shareholders and potential investors—information that should have been disclosed as a material event.

The Charges Letter mentions—by way of reference—that the facts constituting the charges and corresponding infractions reveal how the Issuer’s corporate governance practices were actually observed in practice. As is known, such practices relate to several matters and commitments, including: information transparency, regulatory compliance, risk management, the Code of Ethics, governance, and communication with shareholders.

In this context, regarding THE 2011 INFORMATION and the Issuer’s corporate governance practices, the following has been evidenced:

•	The decision and execution of the cash contributions referred to in THE 2011 INFORMATION were not disclosed to the securities market as a material event.

•	The Issuer’s General Shareholders’ Meeting was not informed of these contributions.

•	According to the Issuer, its Board of Directors was not informed of these contributions.

Members of the Issuer’s Board in 2011—Mr. José Raimundo Morales Dasso, Mr. Fernando Fort, Mr. Reynaldo Llosa, and Mr. Juan Carlos Verme—were only informed in November 2018.

Former Directors in 2011—Mr. Luis Enrique Yarur Rey, Mr. Felipe Ortiz de Zevallos Madueño, and Mr. Germán Suarez Chávez—were informed only in November 2019.

•	The Issuer’s Corporate Governance Committee was not informed of the contributions.

•	The Issuer’s Audit Committee was not informed of the contributions.

•	The Issuer’s internal audit system was not informed. The Internal Auditor learned of them only on November 15, 2019, days before Mr. Romero’s testimony before the Public Prosecutor.

•	The Issuer’s risk management system was not informed. The Chief Risk Officer learned of the contributions only in November 2018.

•	The Issuer’s compliance system was not informed. The Regulatory Compliance Manager learned of the contributions only in November 2018.

Thus, based on the facts presented, the Issuer’s responses to the information requests in Official Letter No. 5714‑2019‑SMV/11.1 included in the case file, and the additional documentation gathered, it is evident that the corporate governance practices adopted by the Issuer were insufficient to prevent the commission of infractions related to the concealment of information, which is the subject of this proceeding.

8. SPECIFIC DEFENSES REGARDING THE SECOND CHARGE

8.1. ANALYSIS OF THE ALLEGED LACK OF REASONABLENESS AND PROPORTIONALITY IN INITIATING FOUR SANCTIONING PROCEEDINGS FOR A SINGLE INFRACTION

In this regard, it must be clarified that charges were initiated against the Issuer and its three subsidiaries—BCP, PACÍFICO and MIBANCO—for different facts.

Below, for illustrative purposes, the following table shows the charges formulated, in order to clarify any confusion and to demonstrate that there is no lack of reasonableness or proportionality in initiating these four (4) distinct sanctioning proceedings:

Charges and infraction type issued to CREDICORP (OFFICIAL LETTER No. 6143‑2019‑SMV/11.2)	Charges and infraction type issued to BCP (OFFICIAL LETTER No. 6197‑2019‑SMV/11.2)	Charges and infraction type issued to PACÍFICO (OFFICIAL LETTER No. 6199‑2019‑SMV/11.2)	Charges and infraction type issued to MIBANCO (OFFICIAL LETTER No. 6198‑2019‑SMV/11.2)
Failure to disclose relevant information to the market regarding CREDICORP’s agreement to carry out, through its subsidiaries, contributions to the political party Peruanos por el Kambio during the 2016 presidential campaign.
	Failure to disclose relevant information to the market regarding the contribution to the political party Peruanos por el Kambio during the 2016 presidential campaign.	Failure to disclose relevant information to the market regarding the contribution to the political party Peruanos por el Kambio during the 2016 presidential campaign.	Failure to disclose relevant information to the market regarding the contribution to the political party Peruanos por el Kambio during the 2016 presidential campaign.
Subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the beginning of the commission of the infraction, which establishes as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

Subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the beginning of the commission of the infraction, which establishes as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

Subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the beginning of the commission of the infraction, which establishes as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

Subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the beginning of the commission of the infraction, which establishes as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

From the above, it is evident that the administrative sanctioning proceedings initiated against the Issuer are different from those initiated against BCP, PACÍFICO and MIBANCO. The Issuer was charged for failing to disclose the agreement whereby its subsidiaries would make contributions to the political party PERUANOS POR EL KAMBIO; the subsidiaries, in turn, were charged for failing to disclose the contributions each of them made in favor of that political party. Thus, although these conducts fall under the same infraction type, this does not imply a lack of reasonableness or proportionality in initiating four (4) separate administrative sanctioning proceedings.

Consequently, these constitute four distinct acts, individually carried out by each of these issuers of securities, and each one was obligated to inform the market at the time the relevant event took place. Instead, they concealed the information, failed to act in favor of market transparency, and thereby failed to comply with their duty to disclose.

A second issue raised by the Issuer concerns its reference to numeral 251.2, Article 251 of the TUO of the LPAG, which states: “When the fulfillment of obligations established by a legal provision corresponds jointly to several persons, they shall be jointly liable for any infractions committed and for the sanctions imposed.”

Regarding this, the following must be noted: It is necessary to review administrative law doctrine on joint liability. Our administrative legal system is inspired by Article 130.3 of Spanish Law 30/1992 on the Legal Regime of Public Administrations and Common Administrative Procedure, which established: “When the fulfillment of obligations established in a legal provision corresponds jointly to several persons, they shall be jointly liable for the infractions committed and the sanctions imposed.”

Although Law 30/1992 was later repealed by Laws 39/2015 and 40/2015, the latter reproduced the concept of joint liability. Article 28.3 of Law 40/2015 states: “When a legal obligation corresponds jointly to several persons, they shall be jointly liable for any infractions committed and for the sanctions imposed. However, when the sanction is pecuniary and possible, it shall be individualized based on each party’s degree of participation.”

Thus, in response to the Issuer’s claim, it must be clarified that in some cases sectoral sanctioning laws establish the simultaneous liability of several parties for the commission of an administrative infraction.58 That is, joint liability in Peruvian regulation applies when a single infraction is committed by more than one person, generally by a legal entity and its management bodies. As GÓMEZ TOMILLO and SANZ RUBIALES note, imposing sanctions on both the legal entity and its directors—whether de jure or de facto—makes full sense for general deterrence purposes: preventing individuals, shielded behind corporate liability, from being incentivized to commit acts sanctioned by law.59 Moreover, these authors point out that joint liability applies when the legal entity—or its director—has contributed to endangering the protected legal interest.60

Based on what has been stated above, it may be deduced that the joint liability referred to in numeral 251.2, Article 251 of the TUO of the LPAG, invoked by the Issuer, does not apply, since—as shown in the preceding table—the same charge has not been brought against the legal entity and its governing bodies or administrators. For example, the Issuer was not charged jointly with its Board of Directors or its managers for the same infraction, whether as co‑perpetrators, instigators or participants. As GÓMEZ TOMILLO and SANZ RUBIALES point out, any form of cooperation in the commission of the infraction would be sufficient to hold a natural person liable jointly with the legal entity.61

In these cases, charges were brought only against legal persons, namely the Issuer, BCP, PACÍFICO and MIBANCO. Although the latter three are subsidiaries of the Issuer, they are distinct legal entities, and each has obligations toward the market that must be fulfilled individually as required by regulation. Accordingly, it must be reiterated that the administrative sanctioning proceedings initiated against the Issuer are different from those initiated against BCP, PACÍFICO and MIBANCO. The Issuer was charged for failing to disclose, in due time, the agreement whereby its subsidiaries would make contributions to the political party PERUANOS POR EL KAMBIO; while each subsidiary was charged for failing to disclose the contribution each made in favor of that political party. Although these conducts fall under the same infraction type, this does not mean that one legal person could have responded on behalf of the others, since each is a distinct legal entity.

Regarding the Issuer’s claim that the charges “…not only violate the rule of joint liability, but are contrary to the Principle of Reasonableness set forth in numeral 1.4, Article IV of the Preliminary Title of the LPAG…”, we must state that the administrative sanctioning proceedings initiated against the Issuer, BCP, PACÍFICO and MIBANCO do not violate the Principle of Reasonableness—neither as part of the general principles of administrative procedure (Preliminary Title) nor as part of the special principles of administrative sanctioning authority (Article 248).

Indeed, these transversal principles prohibit the following:

1.
first, that the administrative authority, when classifying infractions or imposing sanctions, exceed the limits of the powers granted or fail to maintain a proper proportion between the means employed and the ends pursued; and

58 GOMEZ TOMILLO y SANZ RUBIALES. Derecho Administrativo Sancionador. Parte General. 3rd Edition. Thomsom Reuters, ARAZANDI. P. 590.
59 GOMEZ TOMILLO y SANZ RUBIALES. Op cit. P. 591.
60 GOMEZ TOMILLO y SANZ RUBIALES. Op cit. P. 591.
61 GOMEZ TOMILLO y SANZ RUBIALES. Op cit. Pág. 592.

2.	second, that authorities must ensure that committing the infraction is not more advantageous for the infringer than complying with or accepting the sanction; and

3.	third, sanctions must be proportional to the conduct classified as an infraction.

The purpose of citing both protective norms for administered parties is to demonstrate, first, that the sanctioning proceedings initiated against the Issuer, BCP, PACÍFICO and MIBANCO comply with the authority granted to the SMV (typification); and second, that the purpose of these administrative sanctioning proceedings is the protection of transparency in the securities market—a legally protected interest. As corresponds in each case, the circumstances of each issuer’s conduct will be evaluated so that the sanction proposed is proportional to the non‑compliance committed by each.

Therefore, by initiating sanctioning proceedings against the Issuer, BCP, PACÍFICO and MIBANCO, the Principle of Reasonableness has not been violated, since each issuer must respond for having failed to disclose relevant information to the market: the agreement by which the Issuer decided that its subsidiaries would contribute to the political party PERUANOS POR EL KAMBIO, and the subsidiaries for failing to disclose the contribution each made in favor of the same political party.

Finally, the intention to sanction the Issuer, BCP, PACÍFICO and MIBANCO responds strictly to what is necessary and maintains proportionality between the facts attributed to each and the corresponding sanction that may be imposed. This seeks to uphold the public purpose of the LMV: ensuring that all participants in the securities market comply with their obligation to disclose information in the manner required by law. Accordingly, any sanction imposed will not create confusion among investors regarding the information disclosed, but rather will strengthen investor confidence in the securities market, since non‑compliance has consequences and is sanctioned as appropriate.

8.2. THE 2016 AGREEMENT WAS NOT MATERIAL

8.2.1. REGARDING THE ALLEGED LACK OF MATERIALITY OF THE 2016 AGREEMENT

It should first be noted that, in the section analyzing the first charge against the Issuer, the development of the concept of materiality of a material event was extensively discussed, along with the rationale involved in assessing materiality to determine whether disclosure as a material event is required.

Accordingly, the arguments already stated are reiterated: although the former Regulation on Material Events and the current Regulation do not expressly use the term “materiality,” the development of this concept is contained in these provisions. The purpose of the regulation is that issuers disclose relevant information as material events, understanding materiality in both its quantitative and qualitative dimensions.

Thus, although the Issuer’s 2016 AGREEMENT to support the political party PERUANOS POR EL KAMBIO through its subsidiaries BCP, PACÍFICO and MIBANCO was not expressly included in the Annex of the repealed or current Regulation on Material Events, THE 2016 AGREEMENT did constitute a relevant fact for investors so that they could form an opinion about the implicit risks of the company in supporting a political party. Again, support by one of the largest financial conglomerates operating in the country is relevant and should have been disclosed to the securities market.

It must be noted that the determination of materiality is not restricted solely to quantitative aspects, but also to qualitative ones. Thus, the materiality analysis must consider those components that a reasonable investor would take into account in making an investment decision—often qualitative aspects are the most significant.

In the section evaluating the first charge—as well as the Issuer’s defenses—the different application between securities market regulation and electoral regulation was analyzed. As concluded, the application of electoral regulation does not replace or exempt the issuer from complying with its disclosure obligations under securities market regulation.

Regarding the Issuer’s argument that contributions to the political party PERUANOS POR EL KAMBIO were not material and that the agreement was adopted in compliance with its Contributions Policy and executed with full transparency and legality, these arguments are analyzed later in this section.

8.2.2. REGARDING THE MATERIALITY REQUIREMENT

As previously analyzed, political contributions such as those in this case did carry materiality, particularly due to qualitative considerations. Even from the review of U.S. case law, SEC rules, and NYSE standards, it was concluded that the determination of materiality is not limited to quantitative aspects; qualitative factors often become the most relevant for the assessment of a reasonable investor.

It is reiterated—as noted regarding the first charge—that electoral regulation does not replace or exempt the Issuer from its obligations to the securities market.

8.2.3. REGARDING THE ALLEGED ZERO FINANCIAL IMPACT OF THE 2016 AGREEMENT

For both charges, the Issuer argues that the agreement to support the political party PERUANOS POR EL KAMBIO had no financial impact, using the same reasoning presented in response to the first charge: namely, that materiality should be assessed solely based on quantitative indicators.  The Issuer argues that an event is material only if quantitatively significant relative to assets, income or expenses—suggesting this should be the sole factor reviewed.

As previously established, the determination of materiality is not limited to quantitative aspects. Often, qualitative aspects are the most relevant. The materiality analysis must include those elements a reasonable investor would consider in making an investment decision.

Therefore, as previously held, a company’s support or political stance is relevant information for a reasonable investor and must be disclosed. Accordingly, the Issuer’s argument that materiality must be measured solely in quantitative terms lacks foundation.

8.2.4. REGARDING THE PROPER ACCOUNTING RECORDING OF THE 2016 CONTRIBUTIONS

Although the Issuer was not required to record THE 2016 AGREEMENT in its own accounting books—since the disbursements were made by its three subsidiaries—it is relevant to note that a review of Annex 5.2.4‑A (Report by the Accountants of BCP, MIBANCO and PACÍFICO) shows that although the contributions were recorded in a “donations” account, the beneficiary is not identified—that is, the political party PERUANOS POR EL KAMBIO. Even if optional, this was relevant information involving political contributions.

Thus, the accounting records of BCP, MIBANCO and PACÍFICO do not allow an investor reviewing the financial statements to identify that contributions were made to PERUANOS POR EL KAMBIO, since the accounting entries do not explicitly state that such donations correspond to campaign contributions.

It must be stressed that the charge concerns the Issuer’s concealment of THE 2016 AGREEMENT, under which it, as parent company, decided that its subsidiaries would make contributions to PERUANOS POR EL KAMBIO. Therefore, the fact that the subsidiaries recorded the contributions simply as “Donations” does not change the nature of the charge.

Regarding the reference to the materiality of such accounting entries contained in the subsidiaries’ accountant reports (Annex 5.2.4‑A), we refer back to the prior analysis on materiality.

8.2.5. REGARDING COMPLIANCE WITH THE ISSUER’S POLICIES AND ELECTORAL LEGISLATION

It must be noted that the Charges Letter does not include any allegation of a possible infraction related to non‑compliance with the Issuer’s Contributions Policy or its Corporate Policy on the Prevention of Corruption and Bribery regarding political contributions.

The infraction attributed to the Issuer concerns a conduct of concealing information from the market for more than three (3) years—information that was significant enough to influence investment decisions. This non‑compliance corresponds to a specific legal infraction type, unrelated to any possible breach of internal policies on political contributions.

Likewise, regarding compliance with electoral regulations, it must be reiterated—as previously stated—that the purpose of this sanctioning proceeding is not to determine whether the Issuer complied with electoral laws, since electoral regulation and securities market regulation are independent systems.

Therefore, it is reiterated that the Issuer failed to disclose, at the time, the material event consisting of the 2016 AGREEMENT (whereby the Issuer decided that the subsidiaries BCP, MIBANCO and PACÍFICO would make contributions to the political party PERUANOS POR EL KAMBIO). This omission constitutes concealment that affected market transparency.

8.2.6. REGARDING THE PUBLICITY OF THE 2016 CONTRIBUTIONS

It bears noting that, as stated previously, this sanctioning proceeding is not intended to determine whether the Issuer complied with electoral law, since electoral rules and securities market rules are different and may impose distinct obligations on similar events.

Thus, regardless of the fact that the political party PERUANOS POR EL KAMBIO submitted information about the contributions made by BCP, PACÍFICO and MIBANCO to the electoral authority for publication, both the agreement and the contributions should have been disclosed as material events under Article 28 of the LMV when they occurred. This did not happen, and the information remained concealed from the market for more than three (3) years.

Therefore, it is duly established that the Issuer failed to comply with its obligation to disclose, as a material event, THE 2016 AGREEMENT (whereby BCP, MIBANCO and PACÍFICO were instructed to make contributions to PERUANOS POR EL KAMBIO). The Issuer only disclosed this information on November 21, 2019, at the request of the SMV. This constitutes concealment of information that affected market transparency—a legal interest protected under securities market regulation.

This conclusion is independent of any media coverage about the contributions made by the subsidiaries to PERUANOS POR EL KAMBIO, because the charge concerns the Issuer’s agreement—which does not appear in ONPE’s publications nor in press reports (e.g., Diario Gestión, June 17, 2016).

8.2.7. REGARDING THE ALLEGED LACK OF LEGAL IMPACT ON THE ISSUER OR ITS SUBSIDIARIES

Regarding the Issuer’s argument that Mr. Romero’s testimony before the Public Prosecutor had no legal impact on the Issuer or its subsidiaries, such assertion is irrelevant for this sanctioning proceeding, since Mr. Romero is not a party to this proceeding. However, as already noted, trading in the Issuer’s BAP shares did show an impact following Mr. Romero’s statement to the Public Prosecutor, as the share price declined that day.

Moreover, it is important to consider Mr. Romero’s own statements in the Issuer’s 2019 Annual Report (see ANNEX 1).

8.2.8. REGARDING THE ARGUMENT THAT THE SUBSIDIARY‑RELATED AGREEMENT DOES NOT IMPLY MATERIALITY

The Issuer argues that materiality must be defined based on the impact of the Issuer’s agreement on its own operations or securities, and that a materiality analysis should not apply when the agreement is adopted by the parent company or by subsidiaries. It adds that in this case, its Contributions Policy was followed lawfully, and applying this policy does not convert intrinsically immaterial contribution agreements into material ones.

In response, it must be noted that decisions made by a parent company are particularly relevant for an issuer that forms part of an economic group, because the control relationship implies that decisions of the parent company must be complied with by its subsidiaries.

Accordingly, certain decisions of a parent company may have special relevance for subsidiaries—for example, being subjected to a regional control structure, decisions on corporate reorganizations, decisions on sale or spin‑offs of assets, granting of loans, guarantees, and corporate‑level financial commitments, among others.

In the present case, consistent with the logic described above, the Issuer made a decision as parent company instructing its subsidiaries to make contributions to a political party during a presidential campaign. As previously discussed, the materiality analysis includes both quantitative and qualitative aspects; and the qualitative aspect of materiality discussed under the first charge applies equally here.

Thus, as previously stated, the position taken by an issuer in a presidential or congressional election constitutes significant information for the assessment and investment decisions of a reasonable investor.

Moreover, as acknowledged by the Issuer itself, this was a corporate group‑level decision to make political campaign contributions—specifically to PERUANOS POR EL KAMBIO. This decision affected one of the largest banking entities in the country (BCP), a major insurance entity (PACÍFICO), and a microfinance bank (MIBANCO). Although the decision was made at the parent company level, its implementation involved local issuers subject to local securities regulation. These subsidiaries, being issuers themselves, are also subject to sanctioning proceedings related to the second charge.

Therefore, THE 2016 AGREEMENT is indeed relevant information and should have been disclosed as a material event, rather than being concealed.

8.3. REGARDING THE ALLEGED NON‑EXISTENCE OF AN INFORMATION CONCEALMENT CONDUCT

From the analysis of the Issuer’s defenses, it is clear that the arguments remain the same: the information is not material, the accounting record was proper, and the alleged intent does not change the conduct.

Regarding the Issuer’s claim of “non‑existence of concealment,” it is appropriate to first describe the facts to properly assess what led to the initiation of this sanctioning proceeding:

•
Between November 18 and 21, 2019, the Issuer publicly disclosed for the first time that its Executive Committee had agreed in 2016 to make contributions totaling 180 UIT to the political party PERUANOS POR EL KAMBIO, and that these were channeled through BCP, MIBANCO, and PACÍFICO, each contributing 60 UIT. THE 2016 AGREEMENT was adopted on March 2, 2016.

•
The Issuer disclosed THE 2016 AGREEMENT only because its Chairman of the Board was summoned to testify as a witness in a criminal investigation. As disclosed by the Issuer, the Chairman appeared before the Public Prosecutor on November 18, 2019.

•
What was stated to the Public Prosecutor was confirmed the same day via a communication issued by Mr. Romero, Chairman of the Board, to Issuer employees, reporting the contributions made by the subsidiaries. This communication was posted on the official Twitter account (@CredicorpGroup).

•
The statement before the Prosecutor was also reported by El Comercio in its November 19, 2019 edition. Links: https://elcomercio.pe/politica/justicia/lea-el-testimonio-completo-de-dionisio-romero-paoletti-sobre-aportes-a-keiko-fujimori-noticia/ and https://es.scribd.com/document/435717148/Declaracion-de-Dionisio-Romero-Paoletti#download&from_embed

•
Additionally, in an interview published by El Comercio on November 19, 2019, Mr. Romero reconfirmed the contributions made to the PERUANOS POR EL KAMBIO campaign by the Issuer’s subsidiaries. Link: https://elcomercio.pe/politica/justicia/dionisio-romero-paoletti-que-el-chavismo-no-tomara-el-control-del-pais-era-suficiente-para-nosotros-noticia/

•
The Issuer disclosed THE 2016 AGREEMENT only as a result of the testimony before the Public Prosecutor—i.e., during an interrogation to which Mr. Romero was summoned—implicating the Issuer and making evident the nondisclosure or concealment of THE 2016 AGREEMENT.

•
THE 2016 AGREEMENT, by its nature, had the capacity to significantly influence investor decisions in the Issuer’s securities and its subsidiaries’ securities, and therefore should have been disclosed as it could have impacted the market for such securities.

•
THE 2016 AGREEMENT constituted relevant information that should have been disclosed to the market, particularly since it involved a parent company decision affecting subsidiaries obligated—due to control structure—to make political contributions.

•
The failure to disclose was made evident when THE 2016 AGREEMENT was revealed after Mr. Romero, Chairman of the Issuer’s Board, appeared before the Public Prosecutor to testify in the criminal investigation.

Thus, it has been demonstrated that there was a manifest intention not to disclose THE 2016 AGREEMENT to the securities market, and that such conduct only ceased with the communication of the material event on November 21, 2019, upon regulatory request. Consequently, this constitutes a permanent infraction involving the concealment of relevant information, thereby affecting the transparency of the securities market—a legally protected interest under securities market regulations.

With respect to the remaining arguments presented by the Issuer in this section of its defense, the prior analysis and conclusions set out in this Resolution are reiterated.

Regarding the Issuer’s assertion that THE 2016 AGREEMENT is not material, it has already been established that although the former Regulation on Material Events and the current Regulation on Material Events and Confidential Information (SMV Resolution No. 005‑2014‑SMV/01) do not expressly include the term materiality, the development of this concept—understood as significant or relevant—is indeed contained in these regulations. Their purpose is to ensure the transparency of information, requiring issuers to disclose relevant information as material events.

Accordingly, although the type of information referred to in THE 2016 AGREEMENT is not expressly listed in the Annex of the repealed or current Regulation on Material Events, THE 2016 AGREEMENT constitutes information that, by its nature, is indeed relevant to the Issuer’s shareholders and potential investors. This is because such information allows them to understand the implicit risks arising from the Issuer’s decision to support a political party and, among other aspects, that one of the largest financial conglomerates operating in the country had adopted a political position and supported a particular candidate and political platform.

Regarding the Issuer’s defense that the expenses represented by the 2016 CONTRIBUTIONS were properly recorded in each subsidiary’s accounting books, it must be clarified that a review of the report from the General Accounting Departments of the subsidiaries shows that although the accounting entries of BCP, MIBANCO, and PACÍFICO recorded the contributions under a donations account—as expected—the beneficiary was not identified, meaning the political party PERUANOS POR EL KAMBIO was not named. Moreover, an accounting entry does not equate to, nor does it substitute for, disclosure of a material event.

Under this line of reasoning, the Issuer’s argument would erroneously suggest that it is unnecessary to disclose material events as required by regulation, because all relevant information is allegedly captured in accounting records. If this were true, then material event disclosure would be unnecessary, as financial statements would be deemed sufficient to communicate all relevant information. However, companies carry out thousands of transactions—of varying relevance—that are recorded in their accounts, and not all such transactions qualify as material events. Additionally, the sheer number of entries may prevent identification of the specific information that does qualify as a material event. Furthermore, not all relevant information is recorded in an issuer’s accounting books—for example, agreements, negotiations, and certain corporate decisions, many of which are expressly referenced in the annexes listing types of material events. Nevertheless, such information still qualifies as material, as in the case of THE 2016 AGREEMENT, which due to its nature and significance should have been disclosed to the market.

Thus, the accounting records referenced by the Issuer do not allow identification of THE 2016 AGREEMENT, and no investor could have determined from the Issuer’s financial statements that contributions had been made to the political party PERUANOS POR EL KAMBIO. The accounting records did not expressly state that the contributions were political campaign contributions, nor were such details included in the explanatory notes of those financial statements.

Additionally, it should be emphasized that this charge concerns the Issuer’s concealment of THE 2016 AGREEMENT, whereby the Issuer, as the parent company of BCP, MIBANCO and PACÍFICO, decided that these subsidiaries would make contributions to PERUANOS POR EL KAMBIO. Therefore, the fact that the subsidiaries recorded the contributions only as “Donations” does not replace the Issuer’s obligation to disclose the information as a material event, as required by applicable regulations.

Regarding the Issuer’s argument that the political party PERUANOS POR EL KAMBIO complied with electoral rules and that the information relating to the 2016 contributions was disclosed in accordance with such rules and reported in the press, it must be noted that electoral regulation and securities market regulation are independent of one another. Regardless of the political party’s compliance with electoral rules, the Issuer was obligated to disclose THE 2016 AGREEMENT as a material event. This did not occur, and the information remained concealed for more than three (3) years. This conclusion is independent of any media coverage concerning the contributions made by the subsidiaries, since the charge relates specifically to the parent company’s agreement, which is not reflected in ONPE’s publications or in press coverage.

Finally, regarding the Issuer’s defense that intentionality does not change the nature of the infraction, it must be reiterated that the conduct attributed to the Issuer is the concealment of information relevant to the market—an infraction in which intentionality forms part of the infraction type (the subjective element). Therefore, in this case, intentionality is an additional element that has been demonstrated through the facts and is inherent in the charge and the corresponding infraction type. It is thus unfounded to assert that intent does not change the infraction of failing to disclose information that is inherently significant.

8.3.1. REGARDING COMPLIANCE WITH GOOD CORPORATE GOVERNANCE

It should be noted that the Charges Letter does not include any allegation of possible non‑compliance with corporate governance practices or annual corporate governance reports.

The infraction attributed to the Issuer concerns the concealment of information relevant to the market, including from its shareholders and potential investors, which should have been disclosed as a material event.

The Charges Letter references that the facts constituting the charges and corresponding infractions reveal how the Issuer’s corporate governance practices were actually observed in practice. As is known, such practices include commitments relating to: information transparency, regulatory compliance, risk management, the Code of Ethics, governance, and communication with shareholders.

In this context, regarding the 2016 AGREEMENT and the Issuer’s corporate governance practices, the following has been evidenced:

•	The contribution agreement with the political party PERUANOS POR EL KAMBIO and the execution of such contributions were not disclosed to the securities market as material events.

•	The Issuer’s General Shareholders’ Meeting was not informed of the contribution agreement.

•
The Issuer’s internal audit system was not informed of the 2016 contributions. The Internal Auditor became aware only on November 15, 2019, days before Mr. Romero’s testimony before the Public Prosecutor’s Office.

•	The Issuer’s risk management system was not informed of the 2016 contributions.

Thus, the facts described, the Issuer’s responses to the information request in Official Letter No. 5714‑2019‑SMV/11.1, and the remaining documents and information gathered, show that the Issuer’s corporate governance practices were insufficient to prevent the commission of the infractions relating to information transparency at issue in this proceeding.

8.3.2. REGARDING THE 2014 CODE OF ETHICS

As with the 2011 Code of Ethics, the 2014 Code also sets behavioral and conduct rules, and was designed and established so that the Issuer’s employees and directors commit themselves to acting within the limits established by laws, regulations, bylaws, etc. Thus, the primary characteristic of this regulation is that its compliance depends on the behavior of each of its officers.

Accordingly, it is once again demonstrated that the Issuer has internal rules that are mandatory for officers and directors, and any deviation from or violation of these rules is relevant both within the organization and for investors and securities market regulators.

Additionally, as the Issuer states, it is important that all its members respect the appropriate use of the organization’s tangible and intangible assets and are responsible for using them efficiently.

8.4. REGARDING THE ALLEGED ABSENCE OF HARM TO INVESTORS

With respect to this defense, it must be noted that THE 2016 AGREEMENT remained concealed from the market for more than three (3) years, and that such concealment ceased only when the information became public under circumstances that are also publicly known and previously described.

Accordingly, since this information was concealed for several years, it is now impossible to reliably measure any harm that may have resulted from such conduct.

Therefore, the Issuer’s argument that “no harm occurred” is not accurate, as the Issuer has not demonstrated such assertion, nor will it be possible to calculate the harm caused to the market. As is known, there is no generally accepted mathematical model that allows a reliable estimation of the effect (a valuation impact) on a share price due to information that was deliberately concealed.

44. By means of a written submission dated January 27, 2021, the Issuer presented its arguments, which are summarized below:

a) The Issuer argues that the following principles were allegedly violated: the principle of legality, asserting that the instructing authority exceeded its powers by imputing an infraction that does not correspond to the Issuer’s conduct; the principle of typicity; the principle of specialty, claiming that the most specific infraction type for the alleged conduct is that set forth in subsection 2.14 of the Sanctions Regulation; the principle of due procedure, arguing that its right of defense was infringed by being assigned an infraction type that does not reflect reality; and finally, the principle of predictability, stating that in similar cases the authority applied subsection 2.14—classified as a serious infraction—rather than subsection 1.6, applied to very serious infractions.

b) The Issuer reiterates that the specific infraction type applicable to the alleged conduct is that contained in numeral 2.14 of Annex I of the Sanctions Regulation in force in 2011 and in 2016. This is because both the Charges Letter and the Instruction Report clearly state that the conduct—the facts—imputed by the IGCC consists of failing to disclose as a material event the 2011 Contributions or the adoption of the 2016 Agreement. According to the Issuer, such conduct corresponds to the specific type of “failure to disclose material events that have significant repercussions on the market.”

c) The Issuer further asserts that the Instruction Report, disregarding the principles of legality, typicity, and specialty, erroneously imputes the commission of a very serious infraction described as “carrying out any act, omission, practice, or conduct that undermines the integrity or transparency of the market.” To support this claim, it argues that the Report attempts to sustain that the Issuer violated Article 10 of the LMV. However, the Issuer states that Article 10 does not contain any mandate regarding the obligation to disclose specific information. It merely establishes that when there is an obligation to disclose information “as required by this law,” such disclosure must be truthful, sufficient, and timely. The legal provision that establishes the obligation of issuers to disclose relevant information to the market is Article 28 of the LMV, which explicitly requires the disclosure of material events. The Issuer argues that violations of Article 28 were specifically typified in the Sanctions Regulation in force in 2011 and 2016 under numerals 2.14 and 3.1 of Annex I. Thus, according to the Issuer, the only validly typified infraction applicable to its alleged conduct is that contained in numeral 2.14 of the Sanctions Regulation in both 2011 and 2016.

As a result, the Issuer argues that the distinction between the infraction types lies not in the legal interest protected but in the specific conduct imputed. The infraction type “failure to disclose material events that have significant repercussions on the market” completely encompasses the conduct attributed, whereas the infraction type “carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market” is a generic type. Since numeral 2.14 constitutes a special provision that precisely describes the conduct in question, the Issuer claims that this is the infraction that should apply.

d) The Issuer refers to the elements identified by the IGCC as differentiating a very serious infraction, stating the following:

•
The element concerning the “time between the undisclosed event and the date it was disclosed as a material event” is not contemplated in the Sanctions Regulation. Rather, the passage of time has only been considered by the SMV as a criterion for determining the severity of the sanction, not as a parameter for altering the applicable infraction type.

•
The applicable regulations contain no reference to the amount of time that must pass between the occurrence of a fact and the date it is disclosed as a material event in order to classify the conduct under a different infraction type from “failure to disclose material events that have significant repercussions on the market.” Nor does the Instruction Report mention such a parameter.

•
What the Sanctions Regulation and other administrative rules do address is that the time elapsed since the event occurred is relevant for calculating the statute of limitations. In this regard, the administration may not disregard the rules of prescription by distorting the infraction type, assigning to the regulated party an infraction type that does not correspond to the conduct and invoking criteria not regulated by the applicable norms, which constitutes a clear violation of the Principle of Legality.

•
The duration of a conduct is likewise not an element of the infraction type “carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.” Consequently, the alleged distinction between the two infraction types, as argued in the Instruction Report, lacks any normative basis.

e) The Issuer further argues that an intentional nondisclosure of relevant facts continues to constitute the same infraction of “failure to disclose material events,” and that intent does not create a distinct infraction but is merely a factor relevant for determining the severity of the sanction.

An infraction type may contain elements relating to intent or negligence of the regulated party. However, under the Principle of Specificity, such elements must be explicitly defined in the infraction‑creating regulation.

According to the Issuer, the infraction type of “failure to disclose material events that have significant repercussions on the market” is treated by the SMV as an infraction in which intent is irrelevant for determining whether the infraction occurred. Thus, whether the nondisclosure was intentional or negligent, the SMV has consistently applied this infraction type to penalize issuers who failed to disclose relevant information. The analysis of negligence or intent is only relevant to determine the severity of the sanction—not to create a separate infraction.

Accordingly, the Issuer argues that there is no normative basis for the Instruction Report’s claim that the presence of “intent” creates a distinct infraction type separate from failure to disclose material events.

f) The Issuer also argues that the degree of relevance of information does not convert the conduct of failing to disclose such information into a different infraction type, contrary to what the Instruction Report asserts.

g) The Issuer further claims that information regarding the 2016 Contributions was public—because it had been published on the ONPE website and reported in the press (Diario Gestión, June 17, 2016). Thus, according to the Issuer, the information was already known by the market, and the SMV did not require disclosure as a material event at that time, which in its view demonstrates that the SMV did not consider it relevant.

h) There is no legal provision establishing a prohibition against keeping information confidential or making the failure to disclose material information an unlawful act. The mandate contained in Article 28 of the LMV states that disclosure must be made “as soon as the event occurs or the issuer becomes aware of it, as the case may be.” In this regard, when an issuer fails to disclose a material event, it breaches its duty to disclose information in a timely manner, which constitutes an instantaneous infraction. Keeping information confidential that does not constitute a material event has no unlawful content. All issuers do this every day. In fact, the duty to maintain the confidentiality of corporate information is mandated by the General Corporations Law.

As a consequence, even in the hypothetical and denied scenario in which the Issuer had committed a breach, such breach would relate to its duty to disclose material events—an infraction of instantaneous nature. The “instantaneous infraction” may have permanent or prolonged effects, but that does not convert it into a “permanent” or “continuous” infraction. The only sanctioning type applicable to the conduct attributed to the Issuer is the failure to disclose a material event—an instantaneous infraction that, in the case of the 2011 Information, has already prescribed. Therefore, even assuming that such information should have been disclosed as a material event, the alleged breach would have occurred on May 24, 2011, meaning that the corresponding infraction would have prescribed in May 2015.

i) The Issuer reiterates that THE 2011 INFORMATION was not material and therefore there was no obligation to disclose it to the market, neither at the time of the 2011 Contributions nor at any later date. The Issuer argues that the 2011 Information was not material, not only in quantitative terms but also in qualitative terms. It states that THE 2011 INFORMATION did not have a significant impact on the liquidity or price of the securities when it was revealed—that is, it did not have the capacity to significantly influence investor decisions.

As stated in its Initial Defenses, the Issuer asserts that the movements in its share price during the period following the disclosure of the 2011 Information were not atypical nor determined by such information, but rather corresponded to normal supply‑and‑demand movements, at a time when international markets and major financial stocks from Peru, Chile, and Colombia listed in the U.S. markets were trading lower.

j) The Issuer further reiterates that it had no intention of concealing any information; rather, THE 2011 INFORMATION and THE 2016 AGREEMENT allegedly lacked materiality in all respects and were therefore not subject to mandatory disclosure as material events. It also states that the accounting record of the 2011 Contributions and the 2016 Contributions was performed strictly in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

k) The Issuer also asserts that the 2011 Contributions did not imply a violation or non‑compliance with its internal policies. It reiterates that it did not violate the 2009 Code of Ethics, arguing that Article 4.5 seeks to prohibit payments to public officials, political parties, or political candidates “for the purpose of attracting business to the Corporation.” According to the Issuer, the purpose of this provision is—expressly—to prohibit payments made with the intent of receiving or attracting business in return. Thus, the Issuer argues that the second paragraph of Article 4.5 clarifies that payments “of this kind” cannot be made to public officials, political parties, or candidates; meaning that the Code does not proscribe political contributions in general, but only contributions made with the intention of attracting business.

l) The Issuer also argues that there is no contradiction with its corporate governance reports, since the 2011 Contributions did not involve any falsehood or breach of the statements contained therein. It argues that the 2011 Contributions were not made in the context of a conflict of interest nor did they constitute fraudulent use of the Issuer’s assets. Therefore, the corporate governance declaration should not be considered false, nor should it be understood that the Board failed in supervising such conduct.

m) According to the Issuer, if the authority’s intention was to ensure that investors have the information needed to make investment decisions, then such purpose would be reasonably satisfied with a single disclosure of the material event. It considers it unreasonable to require the three (3) subsidiaries to submit the same disclosure to the SMV; instead, the SMV should have initiated a single sanctioning proceeding against only one company, and then included the subsidiaries as jointly liable parties if applicable, pursuant to numeral  2 of Article 251 of the LPAG, which establishes that when fulfilling the obligations of a legal provision corresponds jointly to several persons, they shall “be jointly liable” for the alleged infractions.

n) The Issuer reiterates that it had no intention of concealing the contributions made to Peruanos Por el Kambio by three of its subsidiaries; that these contributions were executed pursuant to the Issuer’s formal internal policies; and that they were all reported to the competent authority for disclosure: ONPE. Therefore, the Issuer argues that the 2016 Contributions were public knowledge.

It reiterates that THE 2016 AGREEMENT did not have materiality—neither quantitative nor qualitative—and therefore the Issuer was not obligated to disclose such information to the market. It also argues that there was no concealment because THE 2016 AGREEMENT was adopted by the Issuer’s Executive Committee in accordance with its “Policy on Contributions to the Democratic Process,” approved by the Corporate Governance Committee on November 18, 2015. Additionally, in compliance with the Contributions Policy, the execution of the 2016 Contributions was reported to the Boards of Directors of the Issuer and its subsidiaries.

o) The Issuer further notes that on the ONPE website, there are other companies—whose securities are registered in the RPMV—that also made political contributions during the 2016 campaign, in the exercise of their constitutional right to participate in the political life of the Nation and in accordance with the electoral legislation in force at that time. The Issuer states that it has not identified material event disclosures related to such contributions, and therefore assumes that—consistent with its position—those contributions were not considered material events requiring disclosure.

45. Notwithstanding that all arguments raised by the Issuer have been evaluated and addressed in the analysis of its defenses, the following points may be reiterated:

a) Regarding the assertion that the principles of legality, typicity, due procedure, and specialty were allegedly violated by imputing a very serious infraction, the following must be noted: Article 10 of the LMV is part of the chapter on Market Transparency; therefore, it is correct that the identified non‑compliance corresponds to the infraction type established in subsection 1.6 of the Sanctions Regulation, which specifies the following: “to carry out any act, omission, practice, or conduct that undermines the integrity or transparency of the market.”

In this regard, the Issuer’s position is incorrect when it asserts that the applicable infraction type should be a serious one. This administrative sanctioning proceeding was initiated due to concealment of information, not merely for failing to file a material event, as has already been extensively analyzed in the assessment of the defenses.

Therefore, it is also incorrect for the Issuer to claim that both infraction types (1.6 and 2.14 of the Sanctions Regulation) protect the same legal interest—market transparency—and that this reasoning could be extended to any infraction of securities market regulations. Subsection 1.6 of the Sanctions Regulation expressly seeks to sanction conduct that undermines the integrity or transparency of the market. In contrast, subsection 2.14—cited by the Issuer—concerns cases in which the omission to disclose information “has significant repercussions on the market,” which is distinct from subsection 1.6, and therefore sanctioned as a serious infraction.

Likewise, it must be reiterated that this administrative proceeding has respected all guarantees and principles set forth in the TUO of the LPAG concerning the Issuer’s right of defense. None of the principles invoked by the Issuer—legality, typicity, due procedure or specialty—have been infringed. As detailed in this Resolution, the Issuer’s conduct constitutes a very serious infraction because concealing relevant information regarding the Issuer’s cash contributions to the political party FUERZA 2011 during the 2011 presidential campaign, as well as concealing the Issuer’s agreement for its subsidiaries to make contributions to PERUANOS POR EL KAMBIO during the 2016 presidential campaign, are actions that undermine the integrity or transparency of the securities market.

b) Regarding the argument that the principle of predictability was violated, this matter has already been analyzed both in the Instruction Report and in this Resolution. The Issuer’s assertion is incorrect. As previously explained, each of the cases cited by the Issuer was evaluated according to the specific sanctioning criteria applicable to each one, taking into account their particular circumstances. Therefore, the Issuer cannot reasonably claim that the authority had a fixed criterion that should be applied identically in all proceedings involving similar facts. Furthermore, this proceeding has unique characteristics that distinguish it from the cases cited by the Issuer.

c) Regarding the Issuer’s analysis of the elements differentiating the infraction type, it must be clarified that the authority did not take into account—as the Issuer incorrectly argues—the passage of time between the event and the disclosure of the material event. Rather, as clearly stated in the Instruction Report and in this Resolution, the decisive factor in imputing a very serious infraction was the intentional concealment of information. This is evidenced by the fact that the Issuer only disclosed the events when Mr. Romero was summoned by the Public Prosecutor. The Issuer is correct in stating that the regulation does not mention that the lapse of time modifies the infraction type. However, this proceeding focuses on the breach of market transparency; therefore, the IGCC correctly applied subsection 1.6 of the Sanctions Regulation, rather than subsection 2.14, which applies to cases where the Issuer simply fails to disclose relevant information.

d) The Issuer also argues that intentional nondisclosure continues to be the infraction of “failing to disclose material events,” and that intent does not create a different infraction. We disagree. Subsection 2.14 of the Sanctions Regulation refers to cases in which the Issuer fails to disclose information “that has significant repercussions on the market.” By contrast, subsection 1.6 concerns conduct that undermines “the integrity or transparency of the market.” These are clearly different infraction types, each with a distinct legal scope and sanction. The first is sanctioned as a serious infraction; the second as a very serious one.

e) The Issuer is correct in stating that no rule prohibits maintaining information under reserve. However, when the information constitutes a material event, the Issuer must disclose it to the market under the Regulation on Material Events, as soon as the event occurs. As previously stated in the Instruction Report and in this Resolution, the Issuer’s conduct did not consist merely of failing to disclose a material event due to negligence or operational error; rather, in this case, there was an intentional concealment of the contributions made in 2011 and 2016. Consequently, contrary to the Issuer’s claim, the infraction is not instantaneous, but permanent, ceasing only in 2019 when Mr. Romero testified before the Public Prosecutor. The Issuer’s assertion that the infraction has prescribed is therefore incorrect, as prescription begins only once the infraction ceases—that is, November 2019, when the contributions were disclosed and communicated as a material event.

f) Concerning the Issuer’s assertion that the 2011 information lacked materiality and therefore did not need to be disclosed, this is unfounded. As already explained in the Instruction Report and in this Resolution, the information underlying the charges had, at the time, the potential to significantly influence investors. Its late disclosure occurred only due to an SMV request and public dissemination of Mr. Romero’s testimony.

It is also noteworthy that THE 2011 INFORMATION and THE 2016 AGREEMENT are currently disclosed as material events, following communication by the Issuer itself. Numerous elements demonstrate that both items qualify as material events, including Mr. Romero’s own statements in the Issuer’s 2019 Annual Report.

g) Regarding the argument that there was no concealment of information, it must be stated—as already analyzed—that the Issuer’s claim is incorrect. There was a clear intention to conceal the information, evidenced by the fact that it was not disclosed until Mr. Romero was compelled to testify before the Public Prosecutor. Only at that moment was the market informed that the Issuer had made contributions to political groups in 2011 and 2016.

h) Regarding the argument that the Issuer did not breach its internal policies, this point has already been fully addressed in the Instruction Report and in this Resolution. As previously indicated, any breaches of internal corporate policies are not determinative in this proceeding.

i) As for the argument that initiating four administrative sanctioning proceedings was neither reasonable nor proportional, this has already been explained: the proceedings initiated against the Issuer are distinct from those initiated against BCP, PACÍFICO and MIBANCO. Although all are classified under the same infraction type, this does not imply disproportionality. In fact, there are four distinct acts, carried out individually by each issuer, and each issuer was obligated to disclose the relevant information in a timely manner. The concealment by each issuer resulted in their failure to disclose truthful, sufficient, and timely information.

Furthermore, joint liability does not apply because the Issuer and BCP, PACÍFICO, and MIBANCO are separate legal entities, each with independent obligations under securities market regulations. Therefore, initiating separate sanctioning proceedings does not violate the Principle of Reasonableness.

j) Regarding publicity of the 2016 contributions, it must again be emphasized that electoral regulation and securities market regulation are independent legal frameworks. Regardless of whether the political party PERUANOS POR EL KAMBIO submitted the contribution information to ONPE for publication, the Issuer was required to disclose, at the appropriate time, both the agreement and the contributions as material events under Article 28 of the LMV. This did not occur, and the information remained concealed for more than three (3) years.

46. By means of a written submission dated February 4, 2021, the Issuer presented the materials used during the oral report of February 3, 2021, making additional clarifications regarding the instantaneous nature of the infraction of failing to disclose material events and the effect this nature would have on prescription. The Issuer states the following:

(i) The Issuer states that the alleged infraction in which it would have incurred is an instantaneous, not a permanent, infraction. Likewise, it argues that the instantaneous nature of the infraction of failing to disclose material events with significant market impact has been determined by the SMV in the “Criteria applicable to the administrative sanctioning procedure for non‑compliance with the rules governing the submission of periodic or event‑based information,” approved by SMV Resolution No. 006‑2012‑SMV/01.

(ii) Based on the above, the conduct imputed to the Issuer aligns with the instantaneous infraction consisting of “failure to disclose material events that have significant repercussions on the market”, classified as a serious infraction under numeral 2.14 of Annex I of the Sanctions Regulation in force in 2011, and in numeral 2.14 of Annex I of the Sanctions Regulation in force in 2016.

(iii) Likewise, the Issuer argues that the infraction referred to in the First Charge contained in the Charges Letter of December 27, 2019—namely, that the Issuer engaged in conduct that allegedly affected the transparency of the securities market by failing to disclose relevant information regarding its cash contributions to the political party FUERZA 2011 during the 2011 presidential campaign (“the First Charge”)—would have prescribed, as stated in its defense brief submitted on January 20, 2020, and in its written response to the Instruction Report dated January 27, 2021.

47. Regarding this submission, the conclusions already analyzed and reached in this Resolution concerning the non‑prescription of the conduct and the fact that we are dealing with permanent infractions—as thoroughly examined in the assessment of defenses—must be reiterated. Notwithstanding this, the following should be clarified:

(i) It must again be noted that the infraction addressed in this administrative sanctioning proceeding is permanent, not instantaneous. What is imputed to the Issuer is the concealment of the information underlying the charges. The authority has not imputed the conduct of failing to disclose a material event within the statutory deadline. Consequently, given that we are dealing with a permanent infraction, the statute of limitations has not yet expired, and the authority’s power to determine the infraction remains in effect.

(ii) What characterizes the infractions committed by the Issuer is the concealment of the information underlying the charges; and this is evidenced by the fact that the information was only disclosed to the market when Mr. Romero testified before the Public Prosecutor in 2019. As a result, since the information remained concealed from investors throughout that entire period until Mr. Romero’s testimony, it can be stated with full certainty that the infraction is permanent, and was only remedied by the aforementioned statements.

(iii) While it is true that the Issuer did comply with electoral rules, it did not comply with securities market regulation, as it failed to disclose such information as a material event.

48. By means of a written submission dated February 19, 2021, the Issuer presented additional arguments so that this Deputy Superintendency may have additional elements to rule upon, and so that prescription may be declared with respect to the charges concerning the 2011 Information. In this regard, the Issuer states:

(i) It indicates that in both its defense brief of January 22, 2020 and its written arguments submitted against the Instruction Report, it requested that the SMV’s authority to determine the existence of an infraction concerning the first charge—failure to disclose the 2011 Information—be declared prescribed.

The Issuer further states that, for the purpose of clarifying the matter, it refers to SMV Deputy Superintendency Resolution No. 169‑2015‑SMV/11, through which the SASCM lawfully declared the prescription of the SMV’s power to sanction Empresa Agraria Azucarera Andahuasi S.A.A. (“Andahuasi”) for failing to disclose, as a material event, information regarding events that occurred six years prior to the issuance of charges.

The Issuer argues that, as expressed in its arguments against the Instruction Report, the Report created a sanctioning type not recognized in any regulation, by adding elements (such as the time elapsed, intent to conceal, seriousness of the event) that are not contained in any legal provision, in order to claim that the conduct imputed corresponds to a different infraction type from that of failure to disclose material events with significant market impact, thereby violating the Principle of Legality. It further states that this contradicts the criterion applied by the SMV in dozens of previous resolutions, violating the Principle of Predictability.

(ii) As examples, the Issuer cites the following resolutions issued by the Deputy Superintendency in similar cases: (a) Deputy Superintendency Resolution No. 169‑2015‑SMV/11 of 23/09/2015, (b) Deputy Superintendency Resolution No. 033‑2019‑SMV/11 of 12/03/2019, and (c) Deputy Superintendency Resolution No. 064‑2017‑SMV/11 of 12/09/2017.

(iii) Regarding Deputy Superintendency Resolution No. 169‑2015‑SMV/11, the Issuer states:

a. The SASCM resolved the administrative sanctioning procedure initiated through Official Letter No. 1063‑2015 against Andahuasi for, among other things, failing to disclose as material events the agreements adopted at the Andahuasi Board meeting of April 20, 2009, and the sugarcane sale contract entered into with Paramonga in 2009.

b. The IGCC charged Andahuasi with the infraction typified in subsection 2.14, numeral 2 of Annex I of the Sanctions Regulation in force at the time—i.e., the infraction of “failing to disclose material events that have significant repercussions on the market”—for failing to disclose events that occurred in 2009 (six years prior). It was not considered that the six‑year lapse created a different infraction type, as this would have violated the Principles of Legality and Typicity.

c. The passage of time, however, was considered by the SMV solely to declare the prescription of the administration’s authority to determine the existence of the infraction. Thus, after this period elapsed, Andahuasi, in its defense, requested that the SMV declare prescribed the authority to determine an infraction related to the failure to disclose the April 20, 2009 Board agreements and the 2009 cane sale contract with Paramonga.

d. According to the Issuer, Resolution No. 169‑2015‑SMV/11 confirms that the SASCM declared prescribed the authority to determine the existence of the infractions relating to failure to disclose those events, and therefore ordered the dismissal of the administrative sanctioning proceeding in those aspects.

e. The Issuer argues that this demonstrates that the SASCM acted strictly in accordance with legality, applying the correct sanctioning type and not any other, regardless of the time elapsed, and also applying the prescription rules correctly, declaring the administration’s sanctioning authority prescribed once the statutory period had expired.

f. The Issuer further notes that, regarding the charge relating to failure to disclose the judgment convicting Andahuasi’s general manager for the crime of fraud in the administration of legal entities, the Deputy Superintendency found:

– That although Andahuasi had knowledge of the conviction—as the IGSC sent it a copy on December 2, 2014—it did not disclose it as a material event, requiring the SMV to publish it. Resolution 169‑2015 stated: “It is important to note that Andahuasi indeed had knowledge of the material event, and even on December 2, 2014, the General Supervision of Conducts Office sent Andahuasi a copy of the judgment convicting Mr. Carlos Rivas Urteaga; nevertheless, it did not disclose said information, and therefore the SMV proceeded with its publication on December 17, 2014.” The Issuer argues that Andahuasi intentionally failed to disclose a material event; however, such intent did not modify the applicable infraction type.

– Regarding Andahuasi’s argument that the event lacked “significant market impact” and that typicity was violated, the SMV held that the conviction was information that could affect the issuer’s business and activities, and therefore had “significant repercussions on the market.” Resolution 169‑2015 held: “This material event is considered to have significant repercussions on the market, because the fact that Mr. Carlos Rivas Urteaga was convicted of the crime of fraud in the administration of legal entities affects the business and activities of the issuer and its subsidiary, given that this individual is responsible for managing such companies, with powers to enter into and execute acts and contracts.”

– Finally, the Issuer states that the SASCM considered that “given that Mr. Carlos Rivas Urteaga was sentenced to four years of suspended imprisonment, such information constitutes a material event with significant repercussions on the market,” and therefore sanctioned Andahuasi—as stated in Article 1 of the referenced resolution—for failing to disclose a material event with significant repercussions on the market. The “severity” of the event did not modify the infraction type; rather, it served precisely as the basis for the SMV to determine that this was an event of “significant repercussion on the market” and, therefore, its nondisclosure fell within the infraction type set forth in numeral 2.14 of Annex I of the Sanctions Regulation in force at the time the events occurred.

(iv) Regarding Deputy Superintendency Resolution SMV No. 033‑2019‑SMV/11 of March 12, 2019, the Issuer stated the following:

a. In this resolution, through Official Letter No. 6547‑2018‑SMV/11.2, charges were brought against Industria Textil Piura S.A. (“Textil Piura”) for failing to disclose a material event with significant repercussions on the market and for failing to comply with SMV orders.

The Issuer notes that, according to Resolution 033‑2019, the following charges were imputed to Textil Piura:

“The charges brought were:

(i) Failure to disclose the material event concerning the shutdown of its production plant since November 2016 and the commitment to sell assets in the third quarter of 2017, which should have been disclosed when those events occurred; nevertheless, to date they have not been disclosed.

(ii) Failure to comply with SMV Official Letter No. 101‑2018‑SMV/11.1 of January 9, 2018, and Official Letter No. 407‑2018‑SMV/11.1 of January 24, 2018, which required the Issuer to disclose: the reasons and grounds for not disclosing as a material event the shutdown of its production plant since November 2016 and the asset sale commitment for the third quarter of 2017; the corporate body that approved the decision to suspend production activities; and whether the asset sale commitments stated in the 2016 Annual Report were carried out, including dates and supporting documents. However, to date, these requirements have not been met.” (emphasis added)

The Issuer argues that from this it is clear that the criterion applied by the SASCM—and by the IGCC in the Instruction Report of Textil Piura’s sanctioning proceeding—was that (i) regardless of the time elapsed since the event occurred (2016 and 2017), and/or (ii) regardless of Textil Piura’s intention not to disclose the material events (as evidenced by its refusal despite SMV requests), and despite having still not disclosed them at the time of Resolution 033‑2019, the applicable infraction type remained “failure to disclose material events that have significant repercussions on the market.”

b. The Issuer states that thus, neither the time elapsed nor the intention not to disclose changes the nature of the infraction or converts it into a different infraction type. The infraction remains the failure to disclose material events with significant repercussions on the market. Accordingly, Articles 1 and 3 of Resolution 033‑2019 established:

“Article 1.— Declare that Industria Textil Piura S.A. has incurred a serious infraction typified in Annex I, numeral 2, subsection 2.14 of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, in force at the time of occurrence of the events, for failing to disclose material events that have significant repercussions on the market, specifically concerning the shutdown of its production plant since November 2016 and the commitment to sell assets for the third quarter of 2017.” (emphasis added)

“Article 3.— Declare that Industria Textil Piura S.A. has incurred a serious infraction typified in Annex I, numeral 2, subsection 2.11 of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, for failing to comply with the SMV’s orders communicated through Official Letter No. 101‑2018‑SMV/11.1 of January 9, 2018, reiterated via Official Letter No. 407‑2018‑SMV/11.1 of January 24, 2018.”

(v) Regarding Deputy Superintendency Resolution SMV No. 064‑2017‑SMV/11 of September 12, 2017, the Issuer states:

(a) In Resolution 064‑2017, the charges imputed to Andahuasi were analyzed, including several for failing to disclose material events. Among these charges were:

“(i) Failure to disclose as a material event the initiation of proceedings to challenge the call for a General Shareholders’ Meeting (JGA) of Industrial Andahuasi S.A.C. (“Industrial”) dated October 12, 2015.

(ii) Failure to disclose as a material event the initiation of a non‑contentious judicial proceeding requesting a court‑ordered call for a General Shareholders’ Meeting of the Issuer, submitted by a group of shareholders.

(iii) Failure to disclose as a material event the existence of a loan between the Issuer and Río Pativilca S.A. (“Río Pativilca”), amounting to Sixty‑Four Million Five Hundred Thousand and 00/100 Nuevos Soles (S/ 64,500,000.00).”

Regarding these charges, the Issuer states that Andahuasi argued that it had not been demonstrated that such events had “significant repercussions on the market,” and therefore a serious infraction was not applicable.

However, the SASCM determined that, due to the concrete impact on investors, these events did indeed have “significant repercussions on the market” and therefore the infraction should be classified as serious under numeral 2.14 of Annex I of the Sanctions Regulation then in force: “failure to disclose material events that have significant repercussions on the market.” In other words, the severity of the information does not modify the infraction type; rather, it is precisely one of the elements included in the infraction type: “failure to disclose material events that have significant repercussions on the market.”

Regarding this matter, the Issuer states that the SASCM indicated in Resolution 064‑2017:

“25. With respect to the submission dated June 8, 2017, submitted by the Issuer, in accordance with numeral 5 of Article 253 of the TUO of the LPAG, the following must be stated:

(i) In relation to the non‑compliance referring to the failure to disclose material events, it must be noted that the evaluation of the defenses submitted regarding such non‑compliance, and strictly in response to the Issuer’s argument that there is no evidence or basis supporting the ‘significant repercussion’ on the market, has already been analyzed in the Report. Likewise, it is important to clarify that in order to assess whether there was repercussion on the securities market or on the collective funds system, consideration is fundamentally given to whether it is possible to observe concrete or appreciable harm, or whether other investors have been affected.

In this regard, it has been demonstrated that the non‑compliances under evaluation in the present administrative sanctioning proceeding do have significant repercussion on the market, especially considering the current situation of the Issuer and the circumstances under which it should have fulfilled its obligation to disclose the following as material events at the appropriate time: the initiation of the contentious proceeding to challenge the call for its General Shareholders’ Meeting since the agenda of the requested meeting concerned the election of the company’s Board—an issue of relevance; the existence of a loan with Río Pativilca, given that such loan has the capacity to affect both the Issuer and the price of its securities, and in addition, that the amount due is significant; and the judgment of November 17, 2015 issued by the Permanent Chamber of Constitutional and Social Law of the Supreme Court, given that Zabuck International Inc. is a shareholder of the company and thus holds a series of rights, such as participating and voting in General Shareholders’ Meetings.

(ii) Based on the foregoing, it is not appropriate to classify the aforementioned non‑compliances as minor infractions under the assumption of ‘omission in the disclosure of material events,’ which, according to the Issuer, is set forth in subsection 3.1 of numeral 3 of Annex I of the Sanctions Regulation.”

49. In relation to these arguments, the following should be clarified:

(i) Regarding the argument that this Deputy Superintendency should resolve the present case similarly to the three cases cited by the Issuer—cases in which the conduct sanctioned was the failure to disclose material events with significant market repercussion (typified under numeral 2.14 of Annex I of the Sanctions Regulation)—it is necessary to state that those cases are not comparable to the first charge imputed to the Issuer.

Indeed, the first charge refers to the Issuer having engaged in conduct that affected the transparency of the securities market n. This conduct is typified under subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, which establishes as a very serious infraction:

“Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

As reiterated in this Resolution, the Issuer was charged with a very serious infraction under subsection 1.6; therefore, the cases cited by the Issuer are not comparable because the infraction type applied in those resolutions refers to failure to disclose material events, which is a serious infraction, not a very serious one.

(ii) It must also be reiterated that the three cited resolutions do not constitute binding precedents that must be followed by this Deputy Superintendency, nor can their reasoning be transplanted to this case. Each unlawful and sanctionable act must be assessed individually, based on the specific circumstances applicable to each regulated party.

(iii) It must also be clarified that this Deputy Superintendency considers the charges brought by the IGCC against the Issuer to be correct, and that they respect the principles of typicity and legality established in the TUO of the LPAG. Therefore, there is no reason to invalidate or modify the charges already imputed in this administrative sanctioning proceeding.

(iv) Regarding the arguments relating to the supposed prescription of the first charge, as stated in this Resolution, the first charge concerns a permanent infraction. Accordingly, the statute of limitations began on November 21, 2019, the date on which the conduct ceased as a result of Mr. Romero’s statements on November 18, 2019 before the Public Prosecutor. Thus, the SMV’s authority to determine the existence of the infraction has not prescribed.

50. Without prejudice to the fact that the analysis of the charges, defenses and arguments has already been conducted—together with the respective evaluations and conclusions—and taking into account the relevance of the Issuer and of the specific case, it is appropriate to present the following summary:

9. SUMMARY OF THE CASE

THE CHARGES

The IGCC is the SMV body vested with legal authority to initiate and conduct administrative sanctioning proceedings for potential regulatory violations committed by issuers of securities. In this context, and as previously explained, the IGCC imputed two essential charges to the Issuer:

1.1. First Charge: The Issuer engaged in conduct that would have affected the transparency of the securities market by failing to disclose information relevant to the market relating to the Issuer’s cash contributions to the political party FUERZA 2011 during the 2011 presidential campaign.

1.2. Second Charge: The Issuer engaged in conduct that would have affected the transparency of the securities market by failing to disclose information relevant to the market relating to the Issuer’s agreement to have its subsidiaries contribute to the political party PERUANOS POR EL KAMBIO during the 2016 presidential campaign.

According to the IGCC, both charges constitute infractions of Article 10 of the LMV and are typified under the following very serious infraction in the Sanctions Regulation:

“Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

The IGCC also states that both infractions are of a permanent nature, and that the Issuer’s infractions only ceased when it disclosed the material event on November 21, 2019 (Case File No. 2019046358). This is relevant for the computation of the statute of limitations for the SMV’s authority to determine administrative infractions.

THE ISSUER’S DEFENSES AND ARGUMENTS

In essence, the Issuer argues:

A. THE 2011 INFORMATION and THE 2016 AGREEMENT do not qualify as material or relevant information that must or should have been disclosed as material events by the Issuer.

B. In the hypothetical and denied case that THE 2011 INFORMATION and THE 2016 AGREEMENT qualify as material events, the Issuer argues that: (i) the conduct imputed consists of failure to disclose a material event in a timely manner, and therefore the specific non‑compliance applicable is that established in Article 28 of the LMV and in the Regulation on Material Events—not Article 10 of the LMV; and (ii) such non‑compliance is typified as a serious infraction under the Sanctions Regulation:

“Failure to disclose material events that have significant repercussions on the market.”

The Issuer adds: “Since there is a specific infraction type that precisely describes the conduct imputed, it is not appropriate to apply a generic type that carries a greater sanction (…).”

The Issuer states that the infraction of “Failure to Disclose Material Events” is an instantaneous infraction both by its nature and by the determination made by the SMV in the “Criteria applicable to the administrative sanctioning procedure for non‑compliance with the rules governing the submission of periodic or event‑based information,” approved by SMV Resolution No. 006‑2012‑SMV/01, which provides that the failure to timely submit periodic or event‑based information constitutes an instantaneous administrative infraction, and is not of a permanent nature. Along these lines, the Issuer argues that the SMV’s authority to determine the existence of the infraction of failing to disclose the 2011 Contributions prescribed on May 24, 2015.

EVALUATION AND CONCLUSIONS OF THE SPECIFIC CASE

I. Do THE  2011 INFORMATION and THE 2016 AGREEMENT qualify as material events of the Issuer?

Regarding whether THE 2011 INFORMATION and THE 2016 AGREEMENT qualify as material events, we consider that both in Case File No. 2019048270, corresponding to this administrative sanctioning proceeding, as well as in the media and press, there is sufficient evidence indicating that such information is relevant. The evidence supporting the conclusion that this information is material or relevant—and therefore qualifies as a material event—is objective, grounded in reality, and irrefutable.

The Issuer’s arguments to the contrary—based almost exclusively on quantitative indicators or comparative metrics—lack a comprehensive analysis, as they fail to consider qualitative elements or the significance and impacts generated for the Issuer by the public disclosure on November 18, 2019 of the statements made by Mr. Romero, Chairman of the Issuer’s Board of Directors. These effects continue to be present both for the Issuer and for its subsidiaries, as evidenced, for example, in the present proceeding, in the sanctioning proceedings initiated by the SMV against its subsidiaries, and in the material event disclosed on August 5, 2020 by Banco de Crédito del Perú (Case File No. 2020027470), which stated:

Ref.: Material Events

Dear Sirs:

In accordance with the provisions of Article 28 of the Consolidated Text of the Securities Market Law approved by Supreme Decree No. 093‑2002‑EF, and with the Regulations on Material Events and Reserved Information approved by SMV Resolution No. 005‑2014‑SMV/01, we hereby inform you, in our capacity as issuer of a Material Event, that on this date, through Official Letter No. 18770‑2020‑SBS, the Superintendency of Banking, Insurance and AFPs has notified Banco de Crédito del Perú (BCP) of the initiation of an administrative sanctioning proceeding resulting from the supervisory action carried out by the Ad Hoc Working Group created pursuant to Resolution SBS No. 5651‑2019 of November 29, 2019, to investigate and evaluate the actions carried out by BCP, Pacífico Seguros S.A., and Mibanco S.A. with respect to the contributions made to presidential election campaigns.

The infringements that the SBS attributes to BCP are four in number and refer to: (i) accounting records during the period between the months of November 2010 and September 2019, involving third‑party transactions in accounting account 1909; (ii) the lack of registration or errors in the registration of certain transactions that should have been recorded in the Operations Register during the period between November 2010 and September 2019; (iii) the lack of precise and complete preservation of the Operations Register within the time period established by law; and (iv) the lack of documentary evidence regarding the analysis of certain AML alerts.

Sincerely,

BANCO DE CRÉDITO DEL PERÚ

Additionally, it must be noted that from the reading of Memorandum No. 4365‑2019‑SMV/11.1 dated November 22, 2019, included in the case file, it is observed that through Official Letter No. 5508‑2019‑SMV/11.1 dated November 20, 2019 (Case File No. 2019046107), the IGSC, in the exercise of its supervisory duties, required the Issuer to disclose as material events: (1) Mr. Romero’s letter circulated via Twitter on November 18, 2019; (2) The Press Release published on November 18, 2019 on the Issuer’s official website; and (3) The interview given by Mr. Romero, published in the November 19, 2019 edition of El Comercio.

Following this request from the IGSC, the Issuer decided to disclose—on November 21, 2019 (Case File No. 2019046358)—the aforementioned information and/or documents as a material event (hereinafter, “Material Event of November 21, 2019 – Case File No. 2019046358”). Through this action, the Issuer disseminated in the Peruvian securities market THE 2011 INFORMATION and THE 2016 AGREEMENT, as shown in the following image:

Ref.: Material Events

Dear Sirs:

In accordance with the request made by you through Official Letter No. 5508‑2019‑SMV/11.1, File No. 2019046107, we hereby comply with disclosing, as a Material Event, the following:

1.	Letter from Mr. Dionisio Romero Paoletti disseminated via Twitter on November 18, 2019 (Annex A).

2.	Press Release published on November 18, 2019 on the official Credicorp Ltd. website (Annex B).

3.	Interview given by Mr. Romero, published in the November 19, 2019 edition of the newspaper El Comercio (Annex C).

4.	Copy of Official Letter No. 5508‑2019‑SMV/11.1 and its annexes (Annex D).

Sincerely,

CREDICORP LTD.

Thus, although the Issuer expressly stated in the material event that it was disclosing the information in compliance with Official Letter No. 5508‑2019‑SMV/11.1, the very act of disclosing the information as a material event implies that the Issuer admitted or accepted that such information indeed qualifies as a material event and is therefore relevant information that must be disclosed to the securities market.

Given this evidence—that there exists a material event containing the referenced information (THE 2011 INFORMATION and THE 2016 AGREEMENT)—it is unfounded for the Issuer to persist in this proceeding in questioning whether such information qualifies as a material event, as the Issuer itself disclosed it as such. Moreover, this information continues to be disseminated and/or published as a material event in the media and online, and since its disclosure on November 21, 2019, it has had effects on all market participants, including investors. Accordingly, it is highly unlikely—and legally baseless—to argue that such information does not qualify as a material event, as the market has already assimilated it as such.

Furthermore, even if the Issuer had not disclosed the information as a material event, there are other objective facts and elements demonstrating that such information constitutes a material event. Indeed, these elements—listed in Official Letter No. 5508‑2019‑SMV/11.1—must be considered, as they determine that the information is a material event of the Issuer and must therefore be disclosed formally and legally through the material events mechanism:

a. The Issuer itself disseminated on its official Twitter account (@CredicorpGroup) the letter of November 18, 2019, in which Mr. Romero addressed the Issuer’s employees, stating: “(…) it is necessary to write this letter to explain the circumstances and, especially, the reasons behind the decision to make these contributions.” This communication is shown in the Material Event of November 21, 2019 – Case File No. 2019046358.

This is a communication from the Chairman of the Issuer’s Board of Directors and/or its principal executive, who is also one of its most significant shareholders. Moreover, Mr. Romero is identified by the Issuer as the individual who controls the Issuer and controls its economic group, in accordance with the Economic Group reports that the Issuer regularly submits to the SMV and discloses to the Peruvian securities market.

b. The Issuer published on its website the Press Release of November 18, 2019, appearing in the “Press Releases” section, where relevant corporate events or news are disclosed. This Press Release is included in the Material Event of November 21, 2019 – Case File No. 2019046358.

c. Considering the content of the statements made by Mr. Romero before the Public Prosecutor on November 18, 2019—not only from a quantitative but also from a qualitative perspective—together with the Issuer’s communications that same day (via Twitter and Press Release), the applicable regulatory framework set forth in Official Letter No. 5508‑2019‑SMV/11.1, and the SMV’s mandate to protect investors and ensure the transparency of information required in the securities market, all of these elements confirm that such statements constitute a material event of the Issuer and should have been disclosed as such.

d. Without prejudice to the points indicated in the three preceding sections, immediately after Mr. Romero’s statements before the Public Prosecutor were made public, the following facts were observed, which demonstrate the relevance of said statements and/or the information they contain (which includes THE 2011 INFORMATION and THE 2016 AGREEMENT):

d.1. Mr. Romero himself granted an interview published in the newspaper El Comercio on November 19, 2019 (see Material Event of November 21, 2019 – Case File No. 2019046358), regarding his statements before the Public Prosecutor on November 18, 2019. This interview occupied a full page in the printed edition of the newspaper, an objective element that evidences the materiality assigned by Mr. Romero to his statements—statements which were expanded upon in the interview—and his interest in ensuring that such clarifications and expansions became public knowledge.

d.2. A series of indicators and reports concerning the Issuer were observed in the market, evidencing quantitative and qualitative impacts stemming from Mr. Romero’s statements, such as: (1) Variations in the price or quotation of the Issuer’s common stock in the securities markets where it is traded; (2) A public statement by the Superintendency of Banking, Insurance and AFPs (SBS), published on its official Twitter account (@SBSPERU); and (3) Aspects related to corporate governance, internal control, institutional image and reputation of the Issuer, among others—considering that the Issuer’s common stock has a significant weight in the most representative indices of the Lima Stock Exchange (BVL). For example, in the S&P/BVL IBGC Corporate Governance Index it carries a weight of 19.00%, and according to the Issuer’s 2018 Annual Report, it is the leading financial group in Peru and has approximately 5,000 minority shareholders holding less than 1% of its share capital.

In addition, with respect to this repetitive argument by the Issuer regarding the alleged lack of materiality of THE 2011 INFORMATION, as previously indicated, such argument lacks foundation. This information is significant, as corroborated, among other evidence detailed in this Resolution, by the fact that Mr. Romero himself, in the Issuer’s 2019 Annual Report (see Annex 1), states:

Letter from the President

Dear Shareholders,

Each year I write this letter to share with you the results of our business and our outlook for the future. On this occasion, I would like to begin by commenting on the impact of events that occurred nine years ago and the measures we have been taking as part of a continuous improvement process in our corporate governance.

I have recently made public the reasons why I decided, in the years 2010–2011, within a politically risky context for the future of Peru, that Credicorp should contribute funds to the 2011 presidential campaign. I greatly regret the impact these actions have had on our organization and on the perception of our stakeholders. Since late 2011, together with Management and the Board of Directors, we have worked to continuously strengthen and reinforce our corporate governance policies. For example, the political contributions made during the 2016 presidential campaign by three of our subsidiaries (Banco de Crédito del Perú, Mibanco, and Pacífico) were carried out under clear procedures and in strict compliance with transparency and reporting requirements. Furthermore, I want to underline that Credicorp currently has a corporate policy prohibiting political contributions to any political party, regardless of the jurisdiction in which we operate.

Thus, Mr. Romero—Chairman of the Issuer’s Board of Directors, who for purposes of this proceeding is treated as part of the Issuer—acknowledges that the facts referred to in THE 2011 INFORMATION generated an impact on the organization and on the perception of its stakeholders.

Regarding the materiality of such information, it must be noted that the Issuer, through the Material Event dated June 8, 2020 (Case File No. 2020019297), attached Form 6‑K submitted to the U.S. SEC, which contains the following text:

Source: Form 6‑K, p. 90.

(Spanish translation of the highlighted portion):

«Además, Dionisio Romero Paoletti, ex presidente de nuestra junta de directores, es actualmente parte de una investigación preliminar por un fiscal de distrito en relación a denuncias hechas por un ciudadano privado con respecto a contribuciones de campaña hechas en elecciones 2011 y 2016. Tales alegaciones no son directas contra Credicorp y nosotros creemos que no tendrían ningún impacto material en la Compañía».

Por otro lado, y sin perjuicio de lo expuesto en los puntos y párrafos precedentes es necesario indicar que la significancia y trascendencia de las referidas declaraciones del Sr. Romero —que comprende a LA INFORMACION 2011 y EL ACUERDO 2016—, se puede apreciar, entre otros, al hacer una búsqueda en GOOGLE de la frase “dionisio romero aportes a fuerza popular” y que produce más de 330 mil resultados, lo que da cuenta precisamente de la importancia e implicancias de dichas declaraciones, lo que se puede visualizar en la imagen siguiente:

https://www.google.com/search?q=dionisio+romero+aportes+a+fuerza+popular&rl z=1C1GCEU_esPE920PE920&sxsrf=ALeKk033lqO60xvvDdHPFF6mvS_KjxaJDg:1614126978045&ei=gp81YLSUAtWy5OUP7cCcmAc&start=0&sa=N&ved=2ahUK Ewi03ZfJo4HvAhVVGbkGHW0gB3M4MhDy0wN6BAgBEDk&biw=1360&bih=657

Similarly, regarding Mr. Romero’s letter disclosed through the Issuer’s official Twitter account (@CredicorpGroup) on November 18, 2019, it is evident that said letter generated: 997 Retweets, 902 Tweets, and 1,578 Likes, along with numerous comments and opinions from various individuals concerning the information that became public on that date.

Therefore, it has been objectively demonstrated that THE 2011 INFORMATION and THE 2016 AGREEMENT qualify as material events of the Issuer.

Likewise, the facts described in the case file of this proceeding and in this Resolution show that Mr. Romero’s statements—containing THE 2011 INFORMATION and THE 2016 AGREEMENT—were disclosed to the securities market by the Issuer as a material event on November 21, 2019, in Case File No. 2019046358.

II. Typification: Should the Issuer’s conduct in the specific case be classified as (1) an act, omission, practice or conduct that undermined the integrity or transparency of the securities market—therefore constituting a very serious infraction; or (2) a failure to disclose material events that have significant repercussions on the market—therefore constituting a serious infraction?

REGARDING THE COMPARISON OF CASES AND SANCTIONING RESOLUTIONS

On this matter, it must first be noted that the Issuer challenges the very serious infraction type imputed by the IGCC. In that regard, within its arguments and defenses, the Issuer cites other issuers and sanctioning resolutions—identified and quoted by name—where sanctions were imposed for failure to disclose material events, and in which the infraction applied was “Failure to disclose material events that have significant repercussions on the market.”

With respect to this argument, it must be stated that although different infringing conducts evaluated by this Office may share certain similarities or factual elements, a reasonable typification analysis requires strict consideration of the applicable regulatory framework and, essentially, of all facts, evidence, indicators, and elements that constitute each infringing conduct, along with the corresponding obligation or prohibition, and its relationship to the infraction types established in the regulations.

Thus, based on the above premises, we consider unfounded and incorrect the Issuer’s attempt to have the Authority attribute to it the conduct the Issuer itself believes applicable, and consequently the infraction type that, in its view, should apply. Furthermore, the Issuer selectively cites excerpts of sanctioning resolutions concerning other issuers—extracts that most favor its argument—yet, as reiterated, such legal technicality is unfounded and incorrect, as it disregards the full context and factual framework of each case.

We consider that the Issuer’s argument comparing its conduct to that of other issuers is unfounded and incorrect because there is no identity of facts, indicators, evidence, elements, or infringing conduct between the Issuer’s case and those cited in its defenses.

In this regard, it is important to highlight that this Office can assert—indeed, it is evidenced in the very resolutions cited by the Issuer and those issued by this Office and published on the SMV Securities Market Portal (www.smv.gob.pe)—that no administrative sanctioning proceeding has ever been initiated against an issuer with conduct, facts, indicators, evidence, or elements identical to those observed regarding the Issuer in the documentation and information in the file of this proceeding.

In other words, each conduct and each case is unique, with its own circumstances, and must therefore be analyzed objectively, impartially, and in strict compliance with the applicable regulatory framework governing administrative sanctioning procedures.

This is so evident that further elaboration should not be necessary; however, it is important to add that if it were acceptable to compare and simplify different infringing conducts committed by distinct issuers and reduce them all to one single infraction type—namely, “Failure to disclose material events that have significant repercussions on the market”—then it would render meaningless the rules and procedures that govern administrative sanctioning processes. In such a scenario, upon any new infraction, it would suffice merely to find a superficially similar precedent and apply the same infraction type and the same sanction. Such an approach would nullify the purpose and significance of the rules and procedures required in an administrative sanctioning process.

Therefore, the Issuer’s arguments seeking to compare its conduct with that of other issuers sanctioned under the infraction type “Failure to disclose material events that have significant repercussions on the market” are unfounded.

SPECIAL PRINCIPLES OF THE SANCTIONING POWER

At this point, it is necessary to note that the law has long recognized that the sanctioning power of all public administration entities is governed not only by general principles but also by special principles expressly recognized by law—among them the principle of legality and the principle of typicity, both invoked by the Issuer in its defenses.

Although the facts underlying the charges refer to events occurring during the 2011 and 2016 presidential campaigns, for illustrative purposes it is important to recall that, regarding the principles of legality and typicity, Article 248 of the TUO of the LPAG establishes:

“Article 248.— Principles of the administrative sanctioning power

The sanctioning power of all entities is additionally governed by the following special principles:

1. Legality.— Only by means of a norm with the rank of law may entities be vested with sanctioning power and authorized to foresee the administrative consequences applicable as sanctions to an administered party, which in no case may entail deprivation of liberty.

(…)

4. Typicity.— Only those conducts expressly provided as infractions in norms with the rank of law may be administratively sanctioned, without allowing extensive interpretation or analogy. Implementing regulatory provisions may specify or grade those aimed at identifying conducts or determining sanctions, without creating new sanctionable conducts beyond those legally provided, except in cases where the law or Legislative Decree allows infractions to be typified by regulation.

Through the typification of infractions, obligations not previously established in a legal or regulatory norm, as applicable, may not be imposed on administered parties.

In designing sanctioning regimes, the typification of infractions with identical factual and legal grounds to those already established as crimes or offenses in criminal law—or to infractions already typified in other administrative sanctioning norms—must be avoided.”

Regarding compliance with the principles of legality and typicity cited above, the following provisions must be highlighted:

√
Regarding compliance with the principle of legality in this proceeding and the legal reservation required to grant sanctioning power to the SMV, the relevant provisions are found in subparagraphs (b) and (d) of Article 5 of the Organic Law of the Superintendency of the Securities Market (SMV), approved by Legislative Decree No. 26126 and amended by Law No. 29782, the Law Strengthening Securities Market Supervision. The pertinent sections state:

“Article 5. Powers of the Board of the Superintendency of the Securities Market (SMV) (*)

(…)

b) Approve securities market regulations, product market regulations, and collective funds system regulations, as well as those applicable to individuals and legal entities subject to SMV supervision. Likewise, to interpret, in the administrative sphere, in accordance with common law principles and general principles of law, the scope of the legal norms applicable to the supervised individuals and legal persons.

(…)”

d) To typify the infringing conduct of those who participate in the securities market, the products market, the collective funds systems and other matters under its jurisdiction, observing the provisions contained in Articles 343, 349, 350 and 351 of Legislative Decree 861, the Securities Market Law.

(…)

Likewise, the Securities Market Law (LMV) contains the following provisions:

“Article 1. Purpose and Scope of the Law

The purpose of this law is to promote the orderly development and the transparency of the securities market, as well as the adequate protection of investors. This law applies to public offerings of securities and their issuers, publicly offered securities, brokerage firms, stock exchanges, securities clearing and settlement institutions, securitization companies, mutual funds, investment funds and, in general, all other participants in the securities market, as well as the supervisory and control authority. Unless expressly stated otherwise, its provisions do not apply to private offerings of securities.

(…)

Article 7. Oversight and Supervision

The National Supervisory Commission of Companies and Securities (CONASEV) is the public institution responsible for supervising and overseeing compliance with this law.

Said institution is authorized, adhering to the rules of common law and the general principles of law, to administratively interpret the scope of the legal provisions relating to the matters addressed in this law. It is likewise authorized to issue the corresponding regulations.

Unless expressly stated otherwise, the powers granted by this law to CONASEV are exercised by its Board of Directors.

(…)

Article 342. Subjects Liable to Sanction (*)

The persons falling within the scope of this Law who incur violations of its provisions, or of the general rules issued by the SMV, are subject to sanction by the Securities Market Superintendency (SMV). The authority to determine the existence of administrative infractions with respect to all natural and legal persons under its jurisdiction prescribes after four years.

Article 343. Sanctions

The sanctions that CONASEV is authorized to impose are the following:

a) Warning;

b) Fine of not less than one (1) UIT and not more than seven hundred (700) UIT;

c) Suspension of operating authorization for a period not exceeding forty‑five (45) days;

d) Suspension of a brokerage firm representative for a period not exceeding thirty (30) days;

e) Suspension of the public offering, as well as the trading of one or more securities;

f) Exclusion of a security from the Registry;

g) Cancellation of registry inscription;

h) Revocation of operating authorization; and

i) Suspension for up to thirty (30) days, removal, or disqualification of members of the Investment Committee, Oversight Committee, Classification Committee, and of directors, managers, representatives and auditors of legal entities under its oversight and supervision.

(…)”

√
Regarding compliance with the principle of typicity in this proceeding,as previously described, both the substantive obligation breached (the duty to comply) and the infraction type imputed in the charges brought by the IGCC are established in Article 10 of the LMV and in Subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 (First Charge), and Subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by the same CONASEV Resolution and amended by SMV Resolution No. 006‑2012‑SMV/01 (Second Charge). The relevant texts are:

Text of the substantive rule that had to be complied with:

“All information that, by this law, must be submitted to CONASEV, to the stock exchange, to the entities responsible for centralized mechanisms, or to investors, must be truthful, sufficient and timely. (…).”

Text of the infringing conduct type imputed for breach of that rule:

“Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

Based on the cited provisions, and on the specific facts and charges of this case, the following “Test of Compliance with the Principles of Legality and Typicity” is applied for illustrative purposes:

TEST OF COMPLIANCE WITH THE PRINCIPLES OF LEGALITY AND TYPICITY IN THE PRESENT ASP

Text of the principles in the TUO of the LPAG	Correlation of the principles with the provision that was required to be complied with and with the infringement type of the two charges brought against the Issuer
“1. Legality. – Only by a rule with the force of law may entities be vested with sanctioning authority.
Is there a law or regulation with the force of law that grants sanctioning authority to the SMV?

Yes, there is. Such authority is established in the Organic Law of the SMV and in the Securities Market Law (LMV), as previously described.

and the corresponding provision of the administrative consequences that may be imposed on an administered party by way of sanction, which in no case shall authorize the deprivation of liberty.
Is there a law or regulation with the force of law that establishes the applicable infringements and sanctions?

Yes, there is. Article 342 of the LMV provides that persons who infringe the provisions of the LMV and other general regulations issued by the SMV are subject to sanctions.

In addition, Article 343 of the LMV sets forth the sanctions that the SMV is empowered to impose on such persons for the commission of infringements, including the imposition of fines.

Accordingly, the principle of typicity is fulfilled.

4. Typicity. –

Only conduct expressly defined as such in rules with the force of law constitutes administratively sanctionable conduct, through its typification as an infringement, without admitting extensive interpretation or analogy.

Implementing regulations may further specify or grade infringements in order to identify conduct or determine sanctions, without creating new sanctionable conduct beyond that established by law, except where the law or a Legislative Decree expressly authorizes the typification of infringements by regulation.

Is there a law or regulation with the force of law that authorizes the SMV to typify infringing conduct by means of regulation?

Yes, there is. Subparagraphs (b) and (d) of Article 5 of the Organic Law of the SMV authorize its Board to “approve securities market regulations (…)” and to “typify the infringing conduct of those who participate in the securities market (…).”

It is precisely on the basis of these powers that the Sanctions Regulation was approved, which contains the applicable infringement types.

The infringement types cited in the two charges brought against the Issuer are established in the Sanctions Regulation, as previously explained.

Through the typification of infringements, it is not possible to impose on administered parties compliance with obligations that have not been previously established in a legal or regulatory provision, as applicable.

Was the obligation that the Issuer had to comply with established by law or by a regulatory provision?

Yes. As evidenced in the charges brought, the obligation or rule that the Issuer was required to comply with is established in Article 10 of the LMV, which provides: “All information that, pursuant to this law, must be submitted to CONASEV, to the stock exchange, to the entities responsible for centralized mechanisms, or to investors, shall be truthful, sufficient, and timely. (…)”

Does the Sanctions Regulation include, as an administrative infraction, the failure to comply with a rule or obligation previously established in a legal or regulatory provision?

Yes. The Sanctions Regulation applied in the charges brought against the Issuer in this PAS describes an infraction type that fits the Issuer’s conduct, namely its clear intent to refrain from disclosing and to conceal the 2011 INFORMATION and the 2016 AGREEMENT.

Accordingly, it has been demonstrated that the Issuer failed to comply with the obligation established in Article 10 of the LMV, and that its conduct of not disclosing and concealing the mentioned information fits the infraction type whose text is: “To carry out any act, omission, practice, or conduct that undermines the integrity or transparency of the market.”

Accordingly, the documentation contained in the PAS file, together with the reasoning set out in this decision, reveals facts, elements, and evidence demonstrating a deliberate conduct aimed at not disclosing the 2011 INFORMATION and the 2016 AGREEMENT, and/or at keeping them concealed for several years.

It is important to emphasize that the Issuer’s conduct—substantiated by the referenced documentation and by the facts described in this decision—was intentional and/or voluntary.

The evidence on record is therefore sufficient to form a firm conviction allowing us to conclude that, in this specific case and within the context of the present PAS, the Issuer—whose conduct, for purposes of this analysis, is inseparable from that of its Chairman of the Board, Mr. Romero—intended to breach its obligation to disclose the 2011 INFORMATION and the 2016 AGREEMENT, and to keep such information concealed.

Likewise, the evidence is sufficient to determine that the infraction committed by the Issuer does not constitute a mere omission or lack of diligence; therefore, its conduct does not fall under the infraction type: “Failure to disclose material events that have significant repercussions on the market.”

Indeed, as set out in this Resolution and as evidenced by the documentation contained in the case file, the Issuer—once again, for purposes of assessing the conduct, considered together with its Chairman of the Board, Mr. Romero—was fully aware of the obligations applicable to it. The Issuer is a specialized and professional market participant, with the capacity to assess the risks associated with compliance in the securities market, among other factors that demonstrate a high level of expertise and professional sophistication. The Issuer had the 2011 INFORMATION and the 2016 AGREEMENT within its sphere of control and, instead of disclosing them to the market as required—or, for example, implementing any procedure whereby third parties or a collegiate body could assess compliance with disclosure obligations in respect of the 2011 INFORMATION—it effectively chose not to share such information with almost anyone and to keep it concealed. The information remained undisclosed for several years, until the Issuer was unexpectedly and involuntarily compelled to reveal it after being questioned by the Public Prosecutor’s Office regarding those contributions to the Peruvian presidential campaigns of 2011 and 2016, in the context of investigations into the alleged commission of criminal offenses that have become public knowledge, as evidenced by various media outlets and by information published by the Issuer itself.

Therefore, the conduct described in the infringement type imputed to the Issuer is consistent with the established facts and corresponds to the Issuer’s unlawful conduct. As a result, the principle of typicity has been duly observed.

In the design of sanctioning regimes, the typification of infractions with identical factual circumstances and identical legal grounds to those already established as crimes or offenses in criminal law, or to those infractions already typified in other administrative sanctioning regulation, must be avoided.
Not applicable to the specific case.

In summary, based on what has been set out above, it has been demonstrated that, in this administrative sanctioning proceeding (PAS) and in the Issuer’s specific case, the principles of legality and typicity established in the TUO of the LPAG have been strictly observed. Likewise, the principles of due process and all other principles invoked by the Issuer in its defenses have also been observed.

Therefore, with respect to the matters to be determined, the following conclusions are reached:

(i) Whether the Issuer did or did not incur the infractions set forth in the Charges Letter and the Instruction Report

In this PAS, it has been demonstrated that the Issuer committed the two (02) infractions imputed in the Charges Letter, by failing to comply with Article 10 of the LMV.

Both infractions are typified in the Sanctions Regulation under the Very Serious infraction type:

“Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

It is important to highlight that both infractions are of a permanent nature, and they ceased only when the Issuer communicated the material event on November 21, 2019 (Case File No. 2019046358). Therefore, the SMV’s authority to determine the existence of the infractions and to impose the corresponding sanctions has not prescribed.

(ii) Whether it is appropriate to impose a sanction on the Issuer

Having committed two (02) very serious infractions, the corresponding sanctions must be imposed, as set out in the resolutive section.

51. From the evaluation of the charges formulated by the IGCC, and from the defenses and arguments submitted by the Issuer, it is evident that the Issuer’s conduct in committing both infractions is reproachable, as it failed to disclose relevant information to the market regarding THE 2011 INFORMATION and THE 2016 AGREEMENT, keeping such information hidden and thereby affecting the transparency of the securities market. Therefore, the analysis clearly proves that these infractions were committed by the Issuer.

V. Determination of the Sanction

52. Before determining the sanction, it must be noted that, as a result of the declaration of the National State of Emergency to address the health crisis caused by COVID‑19—pursuant to Article 28 of Emergency Decree No. 029‑2020, as amended by Article 12 of Emergency Decree No. 053‑2020 and Article 2 of Supreme Decree No. 087‑2020‑PCM—the deadlines for the processing of administrative procedures, including administrative sanctioning proceedings, were suspended from March 21, 2020 to June 10, 2020, and procedural time limits resumed on June 11, 2020.

53. Before proposing the sanction to be imposed on the Issuer, it is necessary to take into account the regulatory and conceptual aspects relevant for determining a possible sanction.

54. In this regard, it should be recalled that Article 10 of the LMV expressly states: “All information that, by provision of this law, must be submitted to CONASEV, to the stock exchange, to the entities responsible for centralized mechanisms, or to investors, must be truthful, sufficient, and timely. Once the information is received by such institutions, it must be made immediately available to the public.” This means that once the information becomes public, it must at all times comply with these standards of transparency, since they safeguard the transparency of the securities market—the legal interest protected by the regulation.

55. Furthermore, it must be recalled that the Issuer’s conduct—failing to disclose cash contributions to the political party FUERZA 2011—is typified in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, which establishes as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

56. According to Article 20 of the Sanctions Regulation, approved by Resolution No. 055‑2001‑EF/94.10, in force at the time of the infraction, the infraction in the first charge may be sanctioned with a fine greater than fifty (50) UIT and up to three hundred (300) UIT, or exclusion of the security from the RPMV.

57. Likewise, for the second charge relating to THE 2016 AGREEMENT—whereby the Issuer arranged for its subsidiaries (BCP, PACÍFICO, and MIBANCO) to donate funds to the political party PERUANOS POR EL KAMBIO—the conduct is typified in subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, which likewise establishes it as a very serious infraction: “Carrying out any act, omission, practice or conduct that undermines the integrity or transparency of the market.”

58. Under Article 20 of the Sanctions Regulation, amended by Superintendent Resolution No. 101‑2013‑SMV/02, in force at the time of the infraction, the infraction in the second charge is sanctionable with a fine of no less than fifty (50) UIT and up to seven hundred (700) UIT, or exclusion of the security from the RPMV.

59. Having determined that the infractions imputed to the Issuer were committed, it is now appropriate to evaluate the Issuer’s sanction proposal in accordance with Article 348 of the LMV and Article 25 of the Sanctions Regulation, in harmony with numeral 3 of Article 248 of the TUO of the LPAG. For these purposes, the sanctioning criteria set out in the following sections must be considered.

60. Regarding the Issuer’s sanctioning history, it is noted that the Issuer has no prior sanctions within the four (4) years preceding the commission of the infractions under sanction. Prior commission of the same infraction within one (1) year is not considered in this case. This applies to both infringing conducts.

61. Regarding recidivism, it is confirmed that the Issuer has not committed the same infraction within one (1) year prior to the infraction under sanction. This applies to both infringing conducts.

62. With respect to the most relevant circumstances surrounding the commission of the infractions, and specifically regarding the first charge, it must be noted that the decision to make cash contributions to the political party FUERZA 2011, the procedure for executing them, and the concealment of such contributions were not decisions submitted to the discretion of the Issuer’s General Shareholders’ Meeting, its Board of Directors, or any of its Committees. They were only known, according to the documentary evidence in the file, through the following facts:

a. In the information disseminated by the company itself between November 18 and 21, 2019, indicated in the background section, it was publicly revealed for the first time that the Issuer had made cash contributions totaling US$ 3.65 million to the political party Fuerza 2011 for the 2011 presidential campaign.

b. The disclosure of the cash contributions to the political party FUERZA 2011 was made public by the Issuer itself after its Chairman of the Board was summoned to testify as a witness in a criminal investigation. As the Issuer has publicly stated, the Chairman of the Board appeared before the Public Prosecutor’s Office on November 18, 2019.

c. What was stated before the Public Prosecutor was confirmed that same November 18, 2019, through the communication issued by Mr. Romero, Chairman of the Board, to the Issuer’s employees, informing them of the cash contributions to FUERZA 2011. This communication was disseminated through the Issuer’s official Twitter account (@CredicorpGroup). Likewise, the Issuer reported on the matter through a Press Release titled “Credicorp Ltd. Chairman Testifies in Government Investigation” on its official website: http://www.credicorpnet.com

d. In addition, Mr. Romero’s statement before the Public Prosecutor, made on November 18, 2019, also became known through publication in the newspaper El Comercio in its November 19, 2019 edition. See: https://elcomercio.pe/politica/justicia/lea-el-testimonio-completo-de-dionisio-romero-paoletti-sobre-aportes-a-keiko-fujimori-noticia/ and https://es.scribd.com/document/435717148/Declaracion-de-Dionisio-Romero Paoletti#download&from_embed

e. It should be noted that the Issuer only disclosed the cash contributions to FUERZA 2011 as a result of a statement made before the Public Prosecutor. In other words, the information was provided in an interrogation to which Mr. Romero was summoned, thereby implicating the Issuer and revealing the nondisclosure or concealment of THE 2011 INFORMATION from the market.

f. The cash contributions to FUERZA 2011, by their nature, had the capacity to significantly influence investor decisions regarding the Issuer’s securities, and therefore should have been disclosed, as they could have had an impact on the market for those securities.

g. Indicators have been observed showing that the cash contributions to FUERZA 2011, even when disclosed late, had significant influence on the market for the Issuer’s common shares. Although the price recovered in the following days, it did not return to the levels prior to the disclosure of such contributions.

h. Furthermore, it should be noted that the Issuer is a sophisticated issuer that knows the securities market rules that apply to it, which are mandatory—particularly those relating directly to information transparency. This is especially relevant considering the size of the corporation, the business lines or companies of the economic group it controls, and its number of shareholders. It must also be considered that the Issuer is listed not only on the local stock exchange but also on the NYSE, one of the most important stock exchanges globally. Therefore, it is fully aware that it must disclose its information truthfully, sufficiently, and timely to the SMV and the securities market. The Issuer also has the capability to assess what information is relevant for investors.

i. The cash contributions totaling US$ 3.65 million to FUERZA 2011 constitute relevant information that should have been known by the securities market, particularly considering the significant amount involved, which was material not only in value but also in light of Mr. Romero’s own statement posted on Twitter on November 18, 2019, in which he stated: “Thus, between the end of 2010 and 2011, at different moments during both rounds of the electoral process, the Issuer made several cash contributions to Fuerza 2011 totaling US$ 3.65 million.”

The nondisclosure became evident when the contributions totaling US$ 3.65 million were disseminated to the market after Mr. Romero, Chairman of the Issuer’s Board, appeared before the Public Prosecutor to testify in the corresponding criminal investigation.

j. Thus, the foregoing demonstrates a manifest intention to not disclose and to conceal THE 2011 INFORMATION, and that such conduct only ceased with the communication of the material event on November 21, 2019, following an SMV request. Consequently, this constitutes a permanent infraction involving concealment of relevant information that affected the transparency of the securities market—a legally protected interest under securities regulation.

k. Notwithstanding the above, it must be noted that when an issuer fails to comply with its information duties and affects transparency, this causes various consequences, including harm to investors, who are deprived of relevant information that could have been assessed in their investment decisions.

l. In summary, the Issuer engaged in conduct that undermined the transparency of the securities market by failing to disclose the cash contributions totaling US$ 3.65 million to FUERZA 2011. This concealment of information—constituting a permanent infraction—ceased only with the subsequent disclosure of the corresponding material event.

m. Additionally, irrespective of the facts underlying the charges, it is relevant to mention that the Issuer has corporate policies, publicly disseminated to the market, which express self‑regulatory commitments. However, such policies are inconsistent with the facts that were not timely disclosed.

63. Regarding the most relevant circumstances surrounding the commission of the infraction in connection with the second charge, the following must be noted:

a. In the information disseminated by the company itself between November 18 and 21, 2019, as noted in the background section, it was publicly revealed for the first time that the Issuer, through its Executive Committee, had agreed, at its March 2, 2016 meeting, to make contributions totaling 180 UIT to the political party PERUANOS POR EL KAMBIO, which were channeled through its subsidiaries—BCP, MIBANCO, and PACIFICO—each contributing 60 UIT.

b. THE 2016 AGREEMENT was disclosed by the Issuer after its Chairman of the Board was summoned to testify as a witness in a criminal investigation. As publicly stated by the Issuer, the Chairman appeared before the Public Prosecutor on November 18, 2019.

c. What was stated before the Public Prosecutor was confirmed that same November 18, 2019, through the communication issued by Mr. Romero, Chairman of the Board, to the Issuer’s employees, informing them of the contributions made by the subsidiaries. This communication was disseminated through the official Twitter account (@CredicorpGroup).

d. This statement before the Prosecutor’s Office also became known through the publication in El Comercio on November 19, 2019.

e. In addition, in an interview published by El Comercio on November 19, 2019, Mr. Romero confirmed the contributions made to the political campaign of the party PERUANOS POR EL KAMBIO by the Issuer’s subsidiaries.

f. It should be noted that the Issuer only disclosed THE 2016 AGREEMENT (the contributions made to the political campaign of PERUANOS POR EL KAMBIO) as a result of the statement made before the Public Prosecutor—that is, during an interrogation to which Mr. Romero was summoned—thereby implicating the Issuer and revealing the nondisclosure or concealment of THE 2016 AGREEMENT from the market.

g. THE 2016 AGREEMENT, relating to the contributions made to the political campaign, of PERUANOS POR EL KAMBIO by its nature had the capacity to significantly influence investor decisions regarding the Issuer’s securities and those of its subsidiaries, and therefore should have been disclosed, as it could have had an impact on the market.

h. Likewise, it must be noted that the Issuer is a specialized issuer that understands the securities market regulations that apply to it—regulations that are mandatory, especially those directly tied to information transparency. This is even more relevant considering the size of the corporation, the business lines or companies it controls, and its number of shareholders.

Furthermore, the Issuer is listed not only on the local exchange but also on the NYSE, one of the most important exchanges in the world. Therefore, it knows that it must disclose its information to the SMV and to the market truthfully, sufficiently, and timely, and that it has the capability to determine what information is relevant for investors.

i. THE 2016 AGREEMENT, relating to the contributions made to the political campaign of the political party PERUANOS POR EL KAMBIO, constitutes relevant information that should have been known by the securities market, especially considering that the agreement was material insofar as it involved corporate decisions of the parent company that obligated its subsidiaries to make the contributions to the political party PERUANOS POR EL KAMBIO.

j. Accordingly, the foregoing demonstrates a manifest intention not to disclose to the securities market THE 2016 AGREEMENT relating to the contributions made to the political campaign of PERUANOS POR EL KAMBIO, and that such conduct ceased only with the communication of the material event on November 21, 2019, following a regulatory request. Consequently, this constitutes a permanent infraction involving the concealment of relevant information, thereby affecting the transparency of the securities market, a legal interest protected under securities regulations.

k. Notwithstanding the foregoing, it must be noted that when an issuer fails to comply with its information obligations and affects information transparency, this generates a series of consequences, including harm to investors resulting from not having access to relevant information that could have been considered in their investment decisions.

l. In summary, the Issuer engaged in conduct that would have affected the transparency of the securities market by failing to disclose THE 2016 AGREEMENT relating to the contributions made to the political campaign of PERUANOS POR EL KAMBIO. This concealment of information—constituting a permanent infraction—ceased only with its disclosure through the corresponding material event.

m. Furthermore, independently of the facts underlying the charges, it is relevant to note that the Issuer has corporate policies, disseminated to the market, which express the corporation’s self‑regulatory commitments; however, these policies are inconsistent with the facts that were not disclosed in a timely manner.

64. Regarding the circumstances surrounding the commission of the two (02) infractions by the Issuer, it must be noted that, in the Issuer’s responses to the information requests made by the IGSC through Official Letter No. 5714‑2019‑SMV/11.1 of December 3, 2019, concerning THE 2011 INFORMATION and THE 2016 AGREEMENT, greater detail can be observed regarding how the facts occurred and how certain actions, evaluated individually and collectively, demonstrate with greater clarity that the Issuer deliberately concealed the information and had no will or intention to disclose it to the market at any time. The only reason the information is publicly known today is because an investigation by the Public Prosecutor’s Office—exercising its legal authority—forced such information to be declared or acknowledged. Indeed, as indicated previously, item 74 of this PAS file contains the IGSC Report, which describes, one by one, the Issuer’s responses to the information requests, providing documentary evidence of such details. These include, among others, that a voluntary decision was made to keep the information—particularly THE 2011 INFORMATION—hidden from the market, and even concealed from other internal bodies or executives of the Issuer whose roles involved internal control, regulatory compliance, and risk management. Notably, for example, the contributions referenced in THE 2011 INFORMATION were not banked—there were no transfers between bank accounts; they were delivered outside the Issuer’s corporate offices or the offices of any of its three subsidiaries; in cash; in briefcases; among other details shown in the Issuer’s responses.

65. Additionally, regarding the circumstances surrounding the commission of the infraction relating to THE 2011 INFORMATION, it must be noted that the Issuer’s Internal Conduct Rules (NICs), in force during 2010 and 2011 and submitted on March 27, 2003 as a material event (Case File No. 2003005798), pursuant to Article 13 of the Regulation on Material Events then in force (approved by CONASEV Resolution No. 107‑2002‑EF/94.10)62, established the following:

Corporate Policies – Credicorp
Policies
General Policies

1. Basic Characteristics

a) They shall frame the organizational dimensions of CREDICORP in matters of policies, functional structure, and procedures.

b) They shall comply with the policies issued by the shareholders and imparted by the Board of Directors for their application in all CREDICORP subsidiaries.

62 “Article 13 – INTERNAL RULES OF CONDUCT
The issuer shall establish Internal Rules of Conduct through which it implements the procedures and mechanisms necessary to comply with the provisions of this Regulation, which must include at least the following:
1.	Procedures to safeguard the confidentiality of reserved or privileged information;
2.	An internal procedure for the preparation and communication of material events, based on the provisions set forth in Annex II of this Regulation;
3.
A description of the functions and responsibilities of the persons in charge of preparing and/or communicating material events and reserved information to CONASEV and, when applicable, to the Exchange or to the entity responsible for the corresponding centralized trading mechanism.

The Internal Rules of Conduct must be approved by the corresponding corporate body and submitted to CONASEV and to the Exchange or to the entity responsible for the corresponding centralized trading mechanism.
Any amendment to the aforementioned Internal Rules of Conduct must be communicated within two (02) business days following its approval.”

c) They shall comply with provisions that affect CREDICORP as a whole, as well as national provisions that particularly affect the subsidiaries in their country of origin.

d) They shall ensure that the subsidiaries operate under standardized parameters with the purpose of consolidating CREDICORP, so that their development demonstrates organizational behavior based on its Institutional Values.

e) They shall establish the policies that CREDICORP subsidiaries must implement in compliance with current laws regulating the securities market at both the international and national levels. It is important to note that the policies established in this regulation align with the Sarbanes–Oxley Act, enacted on July 30, 2002 in the United States, which requires compliance with various obligations by publicly listed companies, whether local or foreign, and their auditing firms, with the purpose of ensuring greater transparency in the conduct of their business.

f) They must be complied with by the Directors, Management, Officers, and personnel of CREDICORP and its subsidiaries.

(…)

Corporate Policies – Credicorp
Policies
Control Policies – Provisions of the Sarbanes–Oxley Act

1. Obligation of CREDICORP in its capacity as a corporation issuing securities registered in the United States

a) CREDICORP shall be required to demonstrate the highest level of transparency in the conduct of its business.

b) It must align its actions in accordance with the following principles:
• Control and management with a clear sense of responsibility and compliance with regulations.
• A strong orientation toward maximizing value creation, protecting the interests of all economic stakeholders involved.
• Effective relationships between the Corporation’s Management, its Board of Directors, its Shareholders, and other economic agents with an interest in the Company.
• A management structure that ensures the establishment of objectives, the means to achieve them, and the corresponding monitoring.

 • Transparency, corporate fairness, and fulfillment of responsibilities that ensure the precise, clear, swift, and timely disclosure of any matter of importance or interest to the parties involved.

(…)

Corporate Policies – Credicorp
Policies
Control Policies – Internal Control Guidelines

1. Responsibilities at CREDICORP

a) The General Management, Management teams, and Officers of the Corporation and its subsidiaries, in order to comply with subsection (a) of numeral 3 of the rule “Control Policies – General Provisions of the Sarbanes–Oxley Act,” regarding internal controls related to the preparation of financial reports, shall apply the following procedures:

• Report any significant deficiencies in the design, administration, or operation of the Internal Control System that may affect the proper recording of transactions, their processing, or the aggregation needed to generate financial reports, or any circumstance that demonstrates its fragility.

• Report any fraud, whether significant or not, that involves managers, officers, or employees who have an important role in the design and administration of internal controls.

• Carry out the evaluation of the Internal Control System and the procedures established for preparing financial reports, in the various aspects detailed in item 2 below, at the close of each fiscal year.

(…)

2. Internal Control Policies and Their Evaluation

The evaluation of the Internal Control System shall follow the specifications and guidelines that will be established under the regulation of Section 404 of the Sarbanes–Oxley Act, which will soon be issued by the SEC.

CREDICORP’s Internal Control System, and its corresponding evaluation, will involve the different functional levels of each subsidiary and will be guided by the following principles:

a)The objectives must be oriented toward:

•Effectiveness and efficiency of operations, safeguarding the company’s assets and third‑party property.

•Sufficiency and reliability of financial information.

•Compliance with external regulations and internal rules.

b)The Control Environment, as a component of CREDICORP’s Internal Control System, shall include the following:

•Performance and competency of personnel within the organization.

•The responsibility of personnel regarding control.

•Integrity and ethical values, as evidenced in the Code of Ethics.

•The management philosophy and operating style.

•The organizational structure and the assignment of authority and responsibility by Management.

•Guidelines on behavior regarding control and fraud prevention, especially for personnel whose duties may affect the Internal Control System.

(…)

f) Information and Communication, as a component of CREDICORP’s Internal Control System, shall include the following:

•Establish relevant information to be collected and communicated in a manner and within a timeframe that enables the parties involved to fulfill their responsibilities.

•Ensure that information systems generate operational, financial, and compliance reports that allow Management to direct business activities and provide information to and from all entities that have an interest in or are related to the corresponding information, enabling the performance of the necessary controls.

•Ensure that reports include information on incidents, activities, and external conditions necessary for decision‑making and for producing relevant reports.

•Establish effective communication that guarantees multidirectional circulation within CREDICORP’s subsidiaries and even with shareholders, clients, suppliers, and supervisory bodies.

(…)

Corporate Policies – Credicorp

Policies

Control Policies – Exposure Controls and Procedures

1. Responsibilities Established in the Certifications – Sarbanes–Oxley Act

a)The Management teams and Officers involved from the subsidiaries and the corresponding General Management, in order to comply with subsection (a) of numeral 3 of the rule “Control Policies – General Provisions of the Sarbanes–Oxley Act,” regarding the procedures and controls for preparing financial reports and disclosures, shall apply the following procedures:

•Certify that the procedures lead to an accurate presentation of the Company’s financial position and operating results.

•Certify that they are responsible for having designed the controls and disclosure procedures that ensure the information is adequately gathered for the annual report.

•Report any relevant events, truthfully, sufficiently, and in a timely manner, to the Finance and Accounting Management of CREDICORP, following the guidelines referenced in Section 3.

•Evaluate the effectiveness of the controls and disclosure procedures within ninety days prior to the submission of the annual Form 20‑F report.

•This evaluation shall follow the principles set forth in Section 2 of “Control Policies – Internal Control Guidelines,” regarding any additional details that may arise from the Section 404 regulations of the Sarbanes–Oxley Act once published.

b)In accordance with the requirements for the Certification (Forms – Form 20‑F Certification) that is part of the annual Form 20‑F submitted to the SEC, the Executive Chairman and the Finance and Accounting Manager shall verify compliance with the established procedures and information requirements described in subsection (a).

(…)

3. Material Events

a) The General Management of the subsidiaries must report material events, truthfully, sufficiently, and in a timely manner, to the Finance and Accounting Management of CREDICORP.

b) A Material Event shall be considered any event, under external or internal circumstances involving sector‑specific or business‑related risks, that may:

•Significantly influence the operation or management of the Corporation;

•Affect the structure and execution of the Corporation’s policies; or

(…)

• Influence a diligent investor in deciding whether to invest or not in the different financial instruments issued by CREDICORP or its subsidiaries.

c) Among the events that must be reported, as soon as they occur or become known, are changes or circumstances related to:

•the legal structure,
•the composition of its boards of directors,
•the operation of the Corporation,
•the financial statements and annual report,
• the capital stock.

(…)

2. Operation of the Audit Committee

2.1. Its Composition

a)Members:

•A minimum of 4 members of the Board of Directors.

•One of the members shall be the Chair.

• A Secretary and an Assistant Secretary shall be elected from among the others.

b)Requirements:

•They must be “independent” officers of CREDICORP.

• If there is no Audit Committee, it shall be understood that the entire Board assumes its functions. The above implies that the Committee shall be composed of Directors, but all Directors who make it up must be independent from CREDICORP.

• In accordance with the Sarbanes–Oxley Act, no later than April 26, 2003, it must be ensured that all members of the Audit Committee are “independent,” meaning that they do not receive any additional compensation from CREDICORP other than fees for their service on the Board and/or the Committee.

• They must have knowledge of finance and basic accounting, which shall be evaluated by the Board based on their education or experience in this business area.

• In accordance with the Sarbanes–Oxley Act, no later than January 26, 2003, it must be disclosed whether at least one of the members is a financial expert, or the reasons why such designation does not apply, within the criteria established by the SEC.

(…)

e) Prohibitions:

Members of the Audit Committee may not include:

Employees

•Those who, while serving as Directors, work at CREDICORP.

•Those who are Managers or Officers of a subsidiary.

•This restriction remains in effect for up to 5 years after the termination of the employment relationship.

Director

• Any Director who is a partner, majority shareholder, or executive officer of a subsidiary or affiliate of CREDICORP.

•Anyone who has a direct business relationship with CREDICORP.

• Anyone who performs advisory functions, unless the Company’s Board determines that such a relationship does not interfere with the Director’s independent judgment.

• Anyone who has immediate family members, up to the second degree of consanguinity, who are executive officers of CREDICORP or its subsidiaries. This restriction remains in effect for up to 5 years after the termination of the employment relationship.

No member of the Audit Committee may simultaneously serve in such capacity on the Audit Committees of more than two companies.

(…)

Corporate Policies – Credicorp
Policies
Code of Ethics

1. Scope

The Directors, the Executive Chairman, the Finance and Accounting Manager, as well as Management, Executive Officers, and the personnel of CREDICORP and its subsidiaries, shall comply with the provisions of this Code in the following:

• In their professional performance, consistently striving to achieve maximum levels or standards.

• In their ethical conduct of obedience and respect for the laws of the cities and countries in which CREDICORP operates.

(…)

3. Ethical Principles

a) To have full knowledge of the objectives of this Code and of the business.

b) To contribute to ensuring that CREDICORP continues in the development of its business strategy, strengthens its leadership in the activities it carries out, delivers high‑quality service, and achieves adequate satisfaction for our clients.

c) To uphold CREDICORP’s good name, social and corporate responsibility through honest, fair, lawful, and transparent results.

d) To compete fairly and honestly, with a sense of justice, through efficient, effective, ethical, and lawful practices.

e) To avoid obtaining advantages through manipulation, concealment, abuse of privileged information, distortion of material facts, or any other unfair and intentional business practice.

f) To ensure that financial reports issued are transparent, complete, reach accurate conclusions, and are submitted in a timely manner to the requesting authorities.

g) To highlight that the work performed requires practicing values of integrity, confidentiality, and loyalty, as well as respect and appreciation for human beings in their privacy, individuality, and dignity.

h) To consider unacceptable any attitude related to prejudice—whether racial, religious, social, gender‑based, color‑based, disability‑based, or age‑based—as well as any other type or form of discrimination.

(…)

4. Principles of Relations with Other Persons

a) Avoid any situation in which a person’s private interests interfere with the interests of the Corporation. Among these cases, we include the following:

• When any Director, Manager, Officer, or Employee takes any action or has any interest that could make another person’s work in the company difficult, objectively and effectively.
• When a Director, Manager, Officer, or Employee—or members of their family—receives improper personal benefits as a result of the position that such person holds within the Corporation.

b) Do not receive gifts or refrain from participating in events that reveal the donor’s intent to influence an employee or compensate them for any business or transaction carried out with CREDICORP, whether before or after such transaction has taken place.

c) No CREDICORP employee may request, ask for, or accept gifts as a condition for generating business transactions with the Corporation.

d) In our relations with clients, maintain the commitment to satisfy them while respecting their rights and seeking solutions that align with their interests and with CREDICORP’s objectives.

e) In relations with our colleagues, offer respect and courtesy, to strengthen within CREDICORP the practice of values aimed at fostering teamwork, loyalty, and trust.

f) In our relations with the public sector, observe the highest standards of honesty and integrity in all interactions with public‑sector administrators and employees, always avoiding any conduct that may appear improper.

g) In our relations with competitors, develop fair competition in our operations and interactions with other companies in the market.

66. Furthermore, regarding the circumstances surrounding the commission of the infraction related to THE 2016 AGREEMENT, it must be noted that the Issuer’s Internal Conduct Rules (NICs) were amended, as evidenced in the material event submitted on June 26, 2014 (Case File No. 2014024298), and remained in force during the year 2016. These NICs of the Issuer for 2016 established the following:

II. SCOPE OF APPLICATION

The Company, in the exercise of its activities, its representatives, and the persons who directly or indirectly are related to them must observe the following Internal Rules of Conduct, as well as follow the procedures established therein.

The purpose of these Internal Rules of Conduct is to contribute to better compliance with the regulations in force regarding Material Events and Reserved Information, through the establishment of procedures and mechanisms that: i) ensure the confidentiality of reserved or privileged information, and ii) enable the preparation and communication of Material Events to be reported to the SMV.

These Internal Rules of Conduct have the following scope of application:

a)Covered Persons (persons subject to these Rules)

•Directors
•Managers
• Employees who, by virtue of their duties, may be considered subject to these Internal Rules of Conduct.

Advisors to the Company are also considered covered persons, as well as any individuals identified in previous sections who, due to their functions, services rendered to the Company, or access to Privileged Information, have a relationship with the covered securities.

(…)

VI. CLASSIFICATION OF MATERIAL EVENTS

It is the responsibility of the Manager who becomes aware of the event, occurrence, or incident to evaluate its scope and determine its classification as a Material Event.

(…)

The classification of an event, occurrence, or incident as a Material Event, as defined in these Internal Rules and in the Regulations, must be carried out in accordance with the guidelines established by the Regulations. In case of doubt, the Manager must consult with their immediate superior, in coordination with the Office of the Corporate Secretary or the Legal Division, regarding the classification of the event as a Material Event.

To assess the capacity of the information to significantly influence and its possible classification as a Material Event, the relevance of the act, agreement, fact, ongoing negotiation, decision, or set of circumstances in its activity, assets, results, financial situation, or business or commercial position in general must be considered, as well as its impact on the securities or on their supply; and on the price or trading of such securities.

The annex to this document includes an illustrative list of facts, acts, agreements, and decisions that could qualify as a Material Event.

Managers are responsible for classifying Material Events and must instruct the personnel under their supervision to immediately report to their superiors any event or incident that may constitute a Material Event and of which they become aware in the course of their duties.

(…)

The general principles governing actions related to Material Events are the following:

a)Confidentiality

During the period of preparation, planning, or analysis of a decision that may give rise to a material event, the Company shall maintain a stance of confidentiality in order to avoid confusion and the creation of false expectations in the markets.

b)Transparency

The Company shall provide the highest level of transparency regarding information that is relevant to investors or to the market in general, with the purpose of contributing to the accurate disclosure of material events that must be communicated in accordance with the provisions of the Regulations, all persons subject to these Rules are required to take an active role in this regard.

c)Neutrality

Whenever possible, both the communication of Material Events and the periodic public information must be presented objectively, in such a way that no subjective comments are included.

d)Cooperation

All persons covered by these Rules must provide, at all times, their fullest cooperation to the supervisory and regulatory authorities of the markets, as well as to the Securities Representative.

(…)

This document, together with a copy of the legal provisions in force referred to in the previous section, shall be made known to the persons who fall within the scope of application of the Internal Rules of Conduct through the Company’s website.

APPROVAL OF THE INTERNAL RULES OF CONDUCT

The Company’s Board of Directors approved, in its session held on June 25, 2014, the Internal Rules of Conduct, which establish the procedures, bodies, and mechanisms that must be applied to ensure compliance with the Regulations on Material Events and Reserved Information.

67. As shown in the texts above, the Issuer’s NICs in force during 2010, 2011, and 2016—the years in which the infractions related to THE 2011 INFORMATION and THE 2016 AGREEMENT occurred—formally established all provisions necessary to ensure proper compliance with the Issuer’s obligation to disclose material events. However, the evidence and documentation in the case file demonstrate that these NICs were not followed with respect to these two relevant pieces of information.

68. Regarding the economic harm caused and its repercussion in the market, given the passage of time since the Issuer decided to conceal the cash contributions to FUERZA 2011 and THE 2016 AGREEMENT, it is difficult to precisely determine the economic harm that may have occurred when such information should have been disclosed. However, despite the time elapsed, indicators show that even though the concealment was revealed late, the conduct did impact trading behavior of the Issuer’s securities on both the NYSE and the BVL. Therefore, it is reasonable to conclude that the impact may have been greater had the information been disclosed in 2011 and 2016. Nonetheless, the late disclosure still produced market repercussions, in addition to the media impact.

69. Regarding any unlawful benefit resulting from the infraction, it can be stated that there is no evidence that the cash contributions to FUERZA 2011 or THE 2016 AGREEMENT resulted in any unlawful benefit for the Issuer.

70. Regarding the likelihood of detection of the infraction, it must be noted that the concealment only ceased when the Issuer—through Mr. Romero—was obliged to disclose, as a material event, the cash contributions to FUERZA 2011 and THE 2016 AGREEMENT. Had the Public Prosecutor not summoned Mr. Romero, the concealment would likely have persisted indefinitely. Therefore, it can be concluded that the probability that the SMV could detect the infractions was practically zero, as the information was deliberately kept hidden and only came to the SMV’s attention as a result of the prosecutor’s investigation.

71. Regarding the seriousness of harm to the public interest and/or the protected legal interest, it is considered that there is significant harm to the protected legal interest—transparency of the securities market—because concealment of information directly affects market integrity and investor confidence.

72. As previously noted, Article 10 of the LMV provides: “All information that by disposition of this law must be submitted to CONASEV, the exchange, the entities responsible for centralized mechanisms, or investors must be truthful, sufficient, and timely. Once received, it must be immediately made available to the public.”

73. The purpose of this provision is to safeguard the principle of information transparency, which is a fundamental pillar of the functioning and development of the securities market. This principle requires issuers to disclose all relevant information that they generate or become aware of, ensuring it is truthful, sufficient, and timely, promoting efficient and transparent markets and improving investor protection. Compliance with these standards reinforces market integrity and enables proper price formation.

74. In this regard, transparency of information provided to investors is crucial not only for evaluating the securities traded but also for assessing the overall condition of the company—not only financially but operationally, including regulatory compliance. Transparency ensures that investors are able to correctly value securities and make informed investment decisions.

75. For this reason, it is essential to maintain such transparency through the disclosure of information to investors so that securities markets function efficiently. Investors need accurate information about the issuer to properly assess the risks associated with their investment decisions. Only then can surplus resources be allocated optimally, enabling investors to make better decisions.

76. Accordingly, the disclosure of truthful, complete, timely, and accurate information by issuers is an international standard in securities markets. Compliance is a necessary condition for market functioning and investor confidence. Consistent with this, the LMV and its regulations establish that the registration of a security in the RPMV obliges the issuer to make all relevant information available to the market, establishing a series of information requirements.

77. Therefore, the information presented by issuers must meet standards of truthfulness, sufficiency, and timeliness to reduce information asymmetry and ensure that all market participants and investors are on equal footing when making investment decisions. For this purpose, the SMV has supervisory powers and, when detecting non‑compliance, may impose corresponding sanctions to discourage conduct contrary to regulation and prevent future violations. All this is necessary for the protection of market transparency—the protected legal interest—which in this case was violated by the Issuer.

78. Based on the charges formulated, the Issuer—through its concealment of the cash contributions to FUERZA 2011 and through the concealment of THE 2016 AGREEMENT—demonstrated conduct that affected the public interest and/or the protected legal interest.

79. Regarding intentionality in the infringing conduct, the detailed facts and conduct in this case clearly show a continuous effort to conceal the information. In this specific case, intentional concealment (dolo) is evident, particularly because the information only became known when Mr. Romero’s statements before the Public Prosecutor were made public.

80. Accordingly, throughout the evaluation of both charges and the Issuer’s defenses, it has been established that the decision to maintain a pattern of concealment of the cash contributions to FUERZA 2011 and of THE 2016 AGREEMENT was deliberate and therefore intentional.

81. As demonstrated in the Issuer’s own chronology of events, the decision to make the contributions did not involve the Issuer’s main corporate bodies or internal entities such as Board Committees, internal audit, or compliance bodies—whether regarding the cash contributions to FUERZA 2011 or THE 2016 AGREEMENT executed through its subsidiaries.

82. In the information disseminated by the company itself between November 18 and 21, 2019, the cash contributions to FUERZA 2011 and THE 2016 AGREEMENT were publicly disclosed for the first time. This clearly demonstrates an intent to conceal relevant information which, under the principle of culpability, constitutes intentional conduct.

83. In relation specifically to the cash contribution to FUERZA 2011, it should be noted—as described in the Instruction Report and in this Resolution—that another indicator of concealment is the fact that the contributions were delivered in cash through seventeen (17) transactions involving BCP and Atlantic Security Bank, under orders from the Issuer. As shown in the table (see page 27), these transactions were made between November 2, 2010, and May 20, 2011, in amounts ranging from US$100,000 to US$500,000, totaling US$3,650,000. This method of cash withdrawals in smaller, less noticeable amounts clearly demonstrates an intention to conceal the contribution. Based on this flow of transfers carried out to deliver the cash contributions to FUERZA 2011, the Issuer’s conduct corresponds to the very serious infraction typified in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation.

PROPOSED SANCTION FOR THE FIRST CHARGE:

84. As previously indicated, this PAS concerns the Issuer’s conduct in having kept hidden for more than eight (8) years—and in failing to disclose to the market in due time as a material event—the cash contributions totaling US$ 3.65 million to the political party FUERZA 2011.

85. The infraction imputed to the Issuer is typified in subsection 1.6, numeral 1, of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, in force at the time of the commission of the infraction. For sanctioning purposes, Articles 343 and 349 of the LMV must be taken into account, which provided that very serious infractions were punishable with a fine of not less than fifty (50) UIT and up to three hundred (300) UIT. It should be noted that this maximum limit was later modified by Law No. 30050, the Securities Market Promotion Law, published in the Official Gazette El Peruano on June 26, 2013, by which subparagraph (b) of Article 343 of the LMV was amended, increasing the maximum fine for very serious infractions to seven hundred (700) UIT as of that date.

86. In the present case, the relevant events occurred between November and May of 2010 and 2011, the dates on which the cash contributions totaling US$ 3.65 million were made in favor of the political party FUERZA 2011. Although these facts were only disclosed in November 2019—meaning that the concealment ceased upon the dissemination of the corresponding material event—pursuant to numeral 5 of Article 248 of the TUO of the LPAG, the applicable sanction for this infraction is the fine range more favorable to the Issuer, namely: no less than fifty (50) UIT and up to three hundred (300) UIT.

87. Taking into account the circumstances of the facts already described, the sanction proposal formulated by the IGCC, the analysis conducted in this Resolution regarding the charges brought, the defenses and arguments presented by the Issuer, and also the Issuer’s willful concealment for more than eight (8) years of its failure to disclose in due time as a material event the cash contributions totaling US$ 3.65 million to FUERZA 2011, this Deputy Superintendence considers that the fine to be imposed for this infraction should be the maximum permitted at the time the events began—three hundred (300) UIT63, equivalent to S/ 1,080,000.00 (One Million Eighty Thousand and 00/100 Soles), taking into account the UIT in force at the beginning of the commission of the infraction.

PROPOSED SANCTION FOR THE SECOND CHARGE:

88. Likewise, as previously stated, this administrative sanctioning proceeding concerns the Issuer’s conduct in having kept hidden for more than three (3) years the agreement whereby the Issuer’s Board of Directors decided that its subsidiaries —BCP, PACIFICO and MIBANCO— would each make a contribution of sixty (60) UIT to the political party PERUANOS POR EL KAMBIO. This agreement remained concealed and was not disclosed to the market, despite constituting relevant information for investor decision‑making.

89. The infraction imputed to the Issuer is typified in subsection 1.5, numeral 1, of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the beginning of the commission of the infraction. For sanctioning purposes, Articles 343 and 349 of the LMV must be considered, which state that very serious infractions are punishable with a fine not less than fifty (50) UIT and up to seven hundred (700) UIT, which was the maximum in force at the beginning of the infraction.

90. Taking into account the circumstances of the facts already described, as well as the analysis conducted in this Resolution regarding the charges and the defenses presented by the Issuer, and considering also that although the Issuer did not disclose the Board’s agreement in due time, for sanctioning purposes it must be taken into account that: there was a formal agreement; this agreement was approved by the Board; it was communicated to the subsidiaries so that they could execute it; and it was in some manner reflected in the information disclosed by the corresponding electoral authority regarding the contributions made by BCP, MIBANCO and PACIFICO. These elements operate as mitigating factors for the sanction to be imposed. However, it is also true that the Issuer breached its obligation to disclose this decision at the time, and that this agreement clearly had an impact on the securities market when it was made, as previously noted, given the inherent significance of such decisions, regardless of any constitutional right to political participation.

63 D.S. N° 252-2010-EF 2010 y D.S. N° 311-2009-EF (UIT: S/ 3,600).

91. Additionally, investors should have been informed of the Issuer’s decision to support, through its subsidiaries, contributions to the political party PERUANOS POR EL KAMBIO.

92. Taking into account the circumstances of the facts already described, the sanction proposal formulated by the IGCC, the analysis made in this Resolution regarding the charge, and the defenses and arguments presented by the Issuer, this Deputy Superintendency considers that the fine to be imposed on the Issuer for this second infraction should be two hundred ten (210) UIT64, equivalent to S/ 829,500.00 (Eight Hundred Twenty‑Nine Thousand Five Hundred and 00/100 Soles), taking into account the UIT in force at the beginning of the commission of the infraction, which corresponds to 30% of the maximum scale for this type of infraction; and,

In accordance with numeral 13 of Article 43 of the Regulation on Organization and Functions of the SMV, approved by Supreme Decree No. 216‑2011‑EF;

RESOLVES:

Article 1. – Declare that Credicorp LTD. has incurred a very serious infraction typified in subsection 1.6, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10, in force at the time of the events, for engaging in conduct involving the concealment of information that affected the transparency of the securities market, by failing to disclose relevant information to said market regarding the cash contributions made to the political party Fuerza 2011 during the 2011 presidential campaign.

Article 2. – Declare that Credicorp LTD. has incurred a very serious infraction typified in subsection 1.5, numeral 1 of Annex I of the Sanctions Regulation, approved by CONASEV Resolution No. 055‑2001‑EF/94.10 and amended by SMV Resolution No. 006‑2012‑SMV/01, in force at the time of the events, for engaging in conduct involving the concealment of information that affected the transparency of the securities market, by failing to disclose relevant information regarding the decision of its Executive Committee to make, through its subsidiaries, contributions to the political party Peruanos Por El Kambio during the 2016 presidential campaign.

Article 3. – Sanction Credicorp LTD. with a fine of three hundred (300) UIT, equivalent to S/ 1,080,000.00 (One Million Eighty Thousand and 00/100 Soles), pursuant to the provisions of Article 1 of this Resolution.

Article 4. – Sanction Credicorp LTD. with a fine of two hundred ten (210) UIT, equivalent to S/ 829,500.00 (Eight Hundred Twenty‑Nine Thousand Five Hundred and 00/100 Soles), pursuant to the provisions of Article 2 of this Resolution.

Article 5. – This Resolution does not exhaust administrative remedies and may be challenged through a motion for reconsideration or an appeal before the Deputy Superintendency of Market Conduct Supervision, within fifteen (15) business days counted from the day following its notification. If this Resolution is not challenged, the Issuer may request the application of the sanction reduction regime.

64 D.S. N° 397-2015-EF (UIT: S/ 3,950).

Article 6. – If this Resolution is not challenged through a motion for reconsideration or an appeal, it shall be published on the Securities Market Portal of the Superintendency of the Securities Market – SMV, in compliance with numeral 1 of Article 7 of the Policy on the Publication of Regulatory Drafts, General Legal Rules, and Other Administrative Acts of the SMV, approved by SMV Resolution No. 014‑2014‑SMV/01, and with the last paragraph of Article 14 of SMV Resolution No. 035‑2018‑SMV/01.

Article 7. – Send a copy of this Resolution to Credicorp LTD. and to the Lima Stock Exchange S.A.A.

Register, communicate, and publish.

Roberto Pereda Gálvez

Deputy Superintendent

Deputy Superintendency of Market Conduct Supervision

ANNEX 1

THE ISSUER

Credicorp Ltd. was incorporated on August 17, 1995 in the City of Hamilton, Bermuda, registered under No. EC21045.

Its shares have been registered in the Public Securities Market Registry (RPMV) since September 1999. Its share capital amounted to 471,911,585 as of December 31, 2019, represented by 94,382,317 common voting shares, each with a par value of US$ 5.0065.

The shareholder composition with voting rights as of 12‑31‑2019, based on percentage ownership relative to total outstanding shares, is as follows:

Ownership	Number of Shareholders	Participation Percentage

Less than 1%	5,089	7.27%

Between 1% – 4.9%	0	0%

Between 1% – 4.9%	0	0%

More than 10%	1	15.49%

N.D.[66]	N.D.	77.24%

Source: 2019 Annual Report

Credicorp Ltd. operates primarily through four lines of business: universal banking, microfinance, insurance and pensions, and investment banking and wealth management.

Credicorp’s nine (09) main subsidiaries are: Banco de Crédito del Perú (BCP), Banco de Crédito de Bolivia (held through Inversiones Credicorp Bolivia S.A.), Mibanco Banco de la Microempresa S.A. (Mibanco), Pacífico Compañía de Seguros y Reaseguros (together with its consolidated subsidiaries, referred to as Grupo Pacífico), Prima AFP, Edyficar S.A.S., Banco Compartir S.A., Credicorp Capital Ltd. (together with its subsidiaries, Credicorp Capital), and Atlantic Security Bank.67

The company’s shares are listed on the stock exchanges of the United States, Peru (BVL), Mexico, Germany, and London68. Regarding debt, Credicorp Ltd. has two bonds maturing in June 2025, issued in the U.S. market under Regulation S and Rule 144A.69

The following table shows the importance of Credicorp Ltd.’s subsidiaries based on their contribution to net income attributable to shareholders:

65 File 1995001552 and 2019 Annual Report.
66 76.15% of Credicorp’s shares correspond to holdings whose purchase and sale take place on the NYSE, where it is not possible to identify the ultimate beneficiary due to NYSE disclosure rules.
67 Source: Form 20‑F filed to the SEC, 2020.
68 Source: Bloomberg.
69 Source: List of Credicorp issuer bonds — Bloomberg.

Business Line	% of Total Net Income
Universal Banking
BCP	74.2%
BCP Bolivia	1.8%
Insurance and Pensions
Pacífico Seguros and Subsidiaries	8.8%
Prima AFP	4.6%
Microfinance
Mibanco	9.2%
Banco Compartir S.A.	0.0%
Edyficar S.A.S.	0.1%
Investment Banking and Wealth Management	5.4%
Other Segments	-4.1%
Total	100.00%
70
As can be seen, BCP, Pacífico, and Mibanco together account for 92.2% of the total.

In 2020 (the year of the COVID‑19 pandemic), Credicorp Ltd. traded S/ 37.9 million on the BVL. Through its main subsidiaries, it traded an additional S/ 205.7 million. Below is the amount traded on the BVL (purchases and sales) by Credicorp Ltd. and its main subsidiaries in 2019 and 2020 (in millions of soles):
Client	2019	2020
Credicorp Ltd.	612.7	37.9
Pacífico Compañía de Seguros y Reaseguros	220.3	84.8
Prima AFP (*)	4.6	4.3
Mibanco	6.8	10.0
Atlantic Security Bank	29.0	106.7
Total	873.3	243.6
(*): Only includes the amount negotiated to the administrator company account. 71

Credicorp Ltd.’s shares are among the most important on the BVL and have the largest weight in the General Index, representing approximately 24.5% of the total. They also hold the greatest weight in the Financials Index (88.9%), in the MILA Andean 40 Index (8.4%), and in the Lima 25 Index (8.9%). Credicorp is also the third most important company in the Selective Index with 12.7% (behind Compañía de Minas Buenaventura S.A.A. and Southern Copper Corp.), and was the second most important company in the Good Corporate Governance Index with 19.3% (behind Compañía de Minas Buenaventura S.A.A.).72

According to Bloomberg: In 2019, 2.7 million Credicorp Ltd. shares were traded on the BVL for a total of US$ 587.5 million, while in 2020, 2.5 million shares were traded for US$ 375.0 million. Also according to Bloomberg, in 2019 on the NYSE, 72.2 million Credicorp Ltd. shares were traded for US$ 16,007.6 million, and in 2020, 104.3 million shares were traded for US$ 15,128.3 million.73

70 Source: Form 20‑F filed to the SEC, 2020.
71 Source: Centralized Trading Mechanism – SMV.
72 Source: Standard & Poor’s – BVL.
73 Source: Bloomberg.

From early 2010 to date, Credicorp Ltd. shares traded on the BVL have accumulated an increase of 204.38%, thus generating a positive return. They are currently traded at US$ 168.00 per share, although below their historical high of US$ 225.40 reached in March 2019.

Pursuant to items 1 and 2 of Annex I of Superintendency Resolution No. 0021‑2013‑SMV/01, which approves the Institutional Investor Market Regulation, Credicorp Ltd. qualifies as an Institutional Investor.74

According to the ranking La Voz del Mercado, from 2014 to 2019—except in 2017, when it ranked second—Credicorp Ltd. has held first place in said ranking.

La Voz del Mercado is a study conducted since 2014 jointly by EY and the BVL. It gathers the views of key players in the capital market (investors, banks, regulators, experts, and board members), both locally and internationally, and presents findings on how market specialists perceive the quality of the corporate governance of the main companies listed on the BVL75.In 2019, the ranking was as follows76:

74 ‘Article 3.— Institutional Investors.— Institutional investors are those persons who, by virtue of their nature, characteristics, or knowledge, adequately understand, manage, and assess the risks associated with their investment decisions. (…)’
75https://www.bvl.com.pe/quienes-somos/quienes-somos-bvl/reconocimiento-de-buen-gobiernocorporativo/la-voz-del-mercado/ranking-la-voz-del-mercado-2020. Translator’s Note: The hyperlink included in the original document is no longer available.
76 https://documents.bvl.com.pe/ipgc/Ranking_Voz_del_Mercado_2019.pdf . Translator’s Note: The hyperlink included in the original document is no longer available.

Credicorp is not included in the S&P/BVL IBGC Good Corporate Governance Index in the period 2020–2021.77

The Issuer has a number of Corporate Policies, including:

•	Corporate Code of Ethics

•	Corporate Governance Policy

77 https://www.bvl.com.pe/mercado/indices/indice-spbvl-ibgc. Translator’s Note: The hyperlink included in the original document is no longer available.

•	Corporate Policy for the Prevention of Corruption and Bribery

•	Corporate Policy for the Prevention of Money Laundering and Terrorist Financing

•	Stakeholder Relations Policy

Furthermore, through a Material Event dated April 23, 2020 (Case File No. 2020014006), the Issuer informed shareholders that Mr. Dionisio Romero Paoletti would not run for a new term as Director of CREDICORP LTD. However, he would continue serving as Chairman of the Boards of BCP and Pacífico Seguros.

Members of the Board78

Name	Position	Status	Initial Date

Abruña Puyol, Antonio	Director	Independent	5/06/2020

Aranzabal Harreguy, Maria Teresa	Director	Independent	5/06/2020

Fort Marie, Fernando	Director		24/03/2000

Lizarraga Gutherts, Patricia Silvia	Director	Independent	5/06/2020

Morales Dasso, José Raimundo	Vice Chairman of the Board		5/06/2020

Pierce Diez Canseco, Leslie Harold	Director		16/10/2020

Pinasco Menchelli, Irzio Pietro Bruno	Director	Independent	5/06/2020

Romero Belismelis, Luis Enrique	Chairman of the Board		5/06/2020

Vartuli Gouvea, Alexandre	Director		5/06/2020

Source: SMV Portal

Appointment of the New Chairman of Credicorp’s Board79

Name	Position	Initial Date	Final Date

Romero Belismelis, Luis Enrique	Chairman of the Board	5/06/2020	Present

Romero Paoletti, Dionisio	Chairman of the Board	31/03/2009	5/06/2020

78 By means of a Material Event dated 06‑05‑2020 (File No. 2020019113), the new members of the Board of Directors, as well as the appointment of the new Chair and Vice‑Chair of the Board, were approved at the Annual Shareholders’ Meeting. Subsequently, on 10‑16‑2020 (File No. 2020037017), Mr. Pierce Diez Canseco, Leslie Harold, was incorporated into the Board.
79 By means of a Material Event dated 06‑05‑2020 (File No. 2020019113), the new members of the Board of Directors, as well as the appointment of the new Chair and Vice‑Chair of the Board, were approved at the Annual Shareholders’ Meeting.

Source: SMV Portal

In the 2019 Annual Report, Mr. Romero’s letter is included80:

Letter from the President

Dear Shareholders,

Each year I write this letter to share with you the results of our business and our outlook for the future. On this occasion, I would like to begin by commenting on the impact of events that occurred nine years ago and the measures we have been taking as part of a continuous improvement process in our corporate governance.

I have recently made public the reasons why I decided, in the years 2010–2011, within a politically risky context for the future of Peru, that Credicorp should contribute funds to the 2011 presidential campaign. I greatly regret the impact these actions have had on our organization and on the perception of our stakeholders. Since late 2011, together with Management and the Board of Directors, we have worked to continuously strengthen and reinforce our corporate governance policies. For example, the political contributions made during the 2016 presidential campaign by three of our subsidiaries (Banco de Crédito del Perú, Mibanco, and Pacífico) were carried out under clear procedures and in strict compliance with transparency and reporting requirements. Furthermore, I want to underline that Credicorp currently has a corporate policy prohibiting political contributions to any political party, regardless of the jurisdiction in which we operate.

At the same time, we have continued implementing changes in our corporate governance structure and, more recently, we have announced the reconstitution of the Corporate Governance Committee, the simplification of the structure of Board committees, and measures aimed at increasing the independence of the Board from management. Similarly, beginning in 2011, we have carried out a series of actions that seek to strengthen our organizational culture. A key step was conducting a climate and cultural transformation survey in order to recognize our strengths and opportunities, which has helped guide us in reinforcing our values and ethics, and building a strong corporate governance framework.

I am pleased to share that we have achieved very satisfactory business results over the past decade. Our sustainable and profitable growth strategy—with a long-term vision and prudent risk management—has generated solid results. This has enabled us to reinvest in the growth of our businesses while also delivering long-term value to our shareholders. Over this period, we have implemented structural and technological upgrades that have strengthened our competitive position. We have also redesigned our processes to adapt to transformation trends and ensure our businesses remain close to our customers’ needs.

Peru’s economy grew 2.2% in 2019, the lowest rate in 10 years, compared to 4% in 2018. The slowdown was mainly due to a contraction in private and public investment, as well as a decline in domestic and international demand. In this environment, our businesses reported solid and sustainable financial results, reinforced by prudent risk management and increased efforts to improve efficiency across our organization. At the same time,

802019 Annual Report – p.8: Link: https://www.smv.gob.pe/ConsultasP8/temp/Reporte%20Anual.pdf. Translator’s Note: The hyperlink included in the original document is no longer available.

we have maintained high capitalization levels and asset quality indicators supported by disciplined credit management and strong collections performance.

Despite the global economic uncertainties, our results reflect the strength and resilience of our business model. We remain focused on being closer to our clients through continuous improvements to our value proposition, digital transformation initiatives, and the commitment of our employees.

Looking ahead to 2020, we will continue to work toward our strategic objectives. We will strengthen our long-term vision and further reinforce our corporate governance practices, transparency, ethical standards, and our responsibility to all stakeholders. Likewise, we will maintain our focus on efficiency and digitalization in order to maximize value creation for our shareholders.

Through a Material Event dated June 8, 2020 (Case File No. 2020019297), the Issuer attached the Form 6‑K that on that date had been filed with the U.S. SEC. This Form 6‑K contained: Consolidated interim financial statements of the Issuer and Subsidiaries as of March 31, 2020 and December 31, 2019; Financial results for the three‑month periods ended March 31, 2020 and March 31, 2019; summary of business activities and operations during the three‑month period ended March 31, 2020; and the following text:

Source: Form 6‑K, p. 90
(Spanish translation was provided in the source)

Además, Dionisio Romero Paoletti, ex presidente de nuestra junta de directores, es actualmente parte de una investigación preliminar por un fiscal de distrito in relación a denuncias hechas por un ciudadano privado con respecto a contribuciones de campaña  hechas en elecciones 2011 y 2016. Tales alegaciones no son directas contra Credicorp y nosotros creemos que no tendrían ningún impacto material en la Compañía.

Furthermore, according to information published by the SBS, as of September 30, 2020, the Pension Fund Administrators (AFPs) had invested approximately S/ 1,799.3 million in the Issuer’s shares, an amount equivalent to 4.3% of the Issuer’s shareholding at that date.

AFP	Fund	Amount Invested	% of Credicorp Shareholding
Habitat	1	0.2	0.0004%
Habitat	2	34.6	0.0821%
Habitat	3	18.5	0.0440%
Integra	1	26.8	0.0635%
Integra	2	531.9	1.2618%
Integra	3	150.3	0.3566%
Profuturo	1	16.2	0.0384%
Profuturo	2	366.0	0.8681%
Profuturo	3	132.4	0.3140%
Prima	1	24.0	0.0569%
Prima	2	388.4	0.9213%
Prima	3	110.0	0.2610%
Total		1,799.3	4.2679%
Source: SBS statistics

Additionally, according to the SBS, as of February 21, 2021, there was a total of 7.8 million individual members in the private pension system administered by the AFPs.

Diagram of Economic Group – Credicorp

Notes
* Percentage ownership of the direct majority shareholder.
(1) Grupo Crédito holds a 33.61% stake.
(2) Credicorp Capital Ltd. holds a 12.795% stake.
(3) Soluciones en Procesamiento S.A. (Peru) and Inversiones 2020 each hold a 2.0% stake.
(4) Pacífico Seguros is the controlling entity. Inversiones Credicorp Bolivia S.A. holds a 51.95% stake.
(5) Pacífico Seguros is the controlling entity. Inversiones Credicorp Bolivia S.A. holds a 51.87% stake.
(6) Grupo Crédito S.A. holds a 6.49% stake.

Source: Economic Group Report